EXECUTION VERSION

Exhibit 2.1

SALE AGREEMENT

by and between

HARRIS CORPORATION

and

MHVC ACQUISITION CORP.
Dated as of January 26, 2017
Relating to the sale of the
Project Magnolia business as provided herein

EXECUTION VERSION

SALE AGREEMENT
Table of Contents
(This Table of Contents is for convenience of reference only and is not intended to define, limit or describe the scope or intent of any provision of this Agreement.)

i

EXECUTION VERSION

EXECUTION VERSION

EXECUTION VERSION

EXECUTION VERSION

v

EXHIBITS

Exhibit A-1	Adjustment Calculation
Exhibit A-2	Current Working Capital Assets & Liabilities
Exhibit B	Form of Harris Trademark License Agreement
Exhibit C	Form of Intellectual Property Agreement
Exhibit D	Form of Domain Name Assignment
Exhibit E	Form of Trademark Assignment
Exhibit F	Form of Transition Services Agreement
Exhibit G	Guarantee
Exhibit H	Forms of Shared Space Agreements (Exhibits H-1 through H-2)
Exhibit I	Form of Assignment of Assigned Leases
Exhibit J	Form of Assignment and Assumption Agreement
Exhibit K	Form of Patent Assignment
Exhibit L	Form of Pre-Novation Agreement
Exhibit M	Form of FIRPTA Certificate
Exhibit N	Form of Closing Interdependent Contracts

SCHEDULES

Schedule A	Asset Sellers and Equity Sellers
Schedule B-1	Sold Companies
Schedule B-2	Sold Subsidiaries
Schedule C	Buyer Benefit Plan Implementation Required Information Schedule
Schedule D	DSS Information

i

SALE AGREEMENT
This SALE AGREEMENT is made and entered into as of January 26, 2017 (this “Agreement”), by and between HARRIS CORPORATION, a Delaware corporation (the “Company”), on behalf of itself, the other asset sellers set forth on Schedule A (collectively, the “Asset Sellers”), and the other equity sellers set forth on Schedule A (collectively, the “Equity Sellers”; and together with the Asset Sellers, the “Sellers”) on the one hand, and MHVC Acquisition Corp., a Delaware corporation (the “Buyer”), on the other hand. Each Seller and the Buyer are hereinafter referred to collectively as the “Parties” or individually as a “Party”.
W I T N E S S E T H:
WHEREAS, the Company, directly or through its Subsidiaries, is engaged in the Business (as defined below);
WHEREAS, on and subject to the terms and conditions set forth in this Agreement, the Company desires to sell and transfer, and the Buyer desires to purchase and acquire, the assets of the Business and the equity securities of certain subsidiaries of the Company, and assume the Assumed Liabilities;
WHEREAS, certain assets of the Sellers and their respective Subsidiaries will be retained by the Sellers;
WHEREAS, the Buyer or its Affiliates will enter into certain licenses and transition services agreements with certain of the Sellers; and
WHEREAS, concurrently with the execution of this Agreement, and as an inducement to and condition of each Seller’s willingness to enter into this Agreement and the other Transaction Documents to which it is a party, the Buyer is delivering to the Sellers the Guarantee, in favor of the Sellers with respect to the performance by the Buyer of certain of its obligations hereunder, duly executed by the Guarantor and dated as of the date hereof (as attached hereto as Exhibit G).
NOW, THEREFORE, in reliance upon the representations, warranties and agreements made herein and in consideration of the premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I

DEFINITIONS; RULES OF CONSTRUCTION
Section 1.1    Definitions. Except as otherwise specified or as the context may otherwise require, in addition to the capitalized terms defined elsewhere herein, the following terms shall have the respective meanings set forth below whenever used in this Agreement:
“Accounting Methodology” means the principles, methods, practices, categories, estimates, judgments and assumptions that were used in preparing the Financial Statements and the Adjustment Calculation, as modified by Exhibit A-1.
“Action” means any legal action, arbitration, litigation, investigation by a Governmental Body, suit or proceeding, whether civil, criminal or administrative.
“Actual Tax Liability” means the actual liability for Taxes due and payable with respect to the applicable Tax Return.
“Adjustment Calculation” means the calculation of Closing Working Capital and Closing Net Cash assuming the Closing occurred on July 1, 2016, attached hereto in Exhibit A-1. For the avoidance of doubt, the Adjustment Calculation is merely an example calculation. The actual Closing Working Capital and Closing Net Cash shall be calculated as of the Effective Time.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries, controlling, or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of stock or other equity interest or by contract or otherwise. For all purposes of this Agreement, each Sold Company and each Sold Subsidiary shall be deemed to be Affiliates of the Company prior to the Closing and shall be deemed to be Affiliates of the Buyer from and after the Closing.
“Allocable Share” means, with respect to any Person and any item of, or with respect to, the Joint Venture, such Person’s allocable share of such item as determined by reference to such Person’s ownership interest in such Joint Venture at the relevant time and the applicable allocation provisions of the Organizational Documents governing such Joint Venture at the relevant time.
“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other U.S. or non-U.S. Law (including the Competition Act (Canada), as amended) designed to prohibit, restrict or regulate mergers or actions for the purpose or effect of monopolization or restraint of trade.

“Applicable Rate” means the per annum rate of interest in effect as publicly announced by SunTrust Bank as its prime lending rate plus one percent (1%) per annum.
“Assigned Bid” means each outstanding Government Bid entered into by any Asset Seller that if accepted would lead to an Assigned Government Contract, including those set forth on Section 4.13(a)(ii) of the Company Letter.
“Assigned Government Contract” means each Government Contract entered into by any Asset Seller and primarily related to the Business, including those set forth on Section 4.13(a)(i) of the Company Letter.
“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement by and among the Asset Sellers and the Buyer in the form set forth on Exhibit J.
“Assignment of Assigned Leases” means the assignment of leases pursuant to which the Asset Sellers will assign the Assigned Leases to the Buyer in the form set forth on Exhibit I.
“Assumed Bonus Liabilities” means all Liabilities arising from bonuses, incentives and commissions accrued as of the Closing Date with respect to Transferred Employees.
“Assumed Contract Obligations” means, collectively, all Liabilities under the Assigned Contracts.
“Assumed Plans” means, collectively, the Benefit Plans and other arrangements (a) that are sponsored by a Sold Company or Sold Subsidiary, (b) set forth on Section 1.1(b) of the Company Letter or (c) that are transferred to the Buyer or any of its Affiliates pursuant to Article VI (other than any Benefit Plan or arrangement set forth on Section 2.3(p) of the Company Letter).
“Audited Financial Statements” means the (a) audited statements of income and cash flows for the Business for the fiscal year ended July 1, 2016 and (b) combined audited balance sheets for the Business for the fiscal year ended July 1, 2016.
“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other benefit arrangement or obligation to provide benefits (other than merely as base salary), including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, commission programs or arrangements, paid sick leave, vacation pay (other than as required by Law), paid time-off, plant closing benefits, voluntary or involuntary redundancy payments or other benefits on termination of employment, salary continuation for disability, group or self-insured health plans, retirement or pension arrangements, deferred compensation, bonus, profit sharing, stock option or purchase plans or programs, adoption assistance, fringe benefits, tuition reimbursement or scholarship programs, employee discount programs, vehicle allowances, plans subject to Code Section 125, and plans or agreements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof; provided, however, that any governmental plan or program to which a Person is required by Law to contribute or requiring the mandatory payment of social insurance charges or Taxes or similar contributions to a governmental fund with respect to the wages of an employee shall not be considered a Benefit Plan.
“Bid” means a bid, proposal, offer or quotation.
“Business” means the government services business operated within the Critical Networks segment of the Company in the areas of space and intelligence, advanced solutions, civil and healthcare, defense, NASA and range, and managed satellite and terrestrial communications, in each case as conducted by the Company directly or through its Subsidiaries (including the Asset Sellers, the Sold Companies and the Sold Subsidiaries) as of the date hereof and as of the date immediately prior to the Closing; provided, however, the Business does not include the Excluded Assets and Excluded Liabilities, and, for avoidance of doubt, the Business does not include (a) the PMRF Business; (b) any business in the area of, or with or for: (i) air traffic management, air navigation service provider or aviation products, services or systems, other than the Contracts expressly set forth on Section 2.3(l) of the Company Letter, or (ii) mission critical networks for any Person other than the U.S. Federal Government; or (c) the CapRock Communications commercial or foreign government businesses.
“Business Day” means any day which is not a Saturday, Sunday or a day on which banking institutions in the State of Florida or New York, New York are authorized by Law to close.
“Business Records” means sales and business files and records, property records, contract records, manufacturing, test and design records, drawings, engineering, maintenance, operating records, files and records pertaining to the Transferred Employees, other than medical records and such files and records that cannot be transferred under applicable Law without the consent (which consent was not obtained by the Buyer as reasonably determined by the Company) of the applicable Transferred Employee (“Transferred Employee Records”), environmental documents and records, supplier and customer lists and other accounting, financial and business records and documents of the Company or any of its Subsidiaries, in each case, whether maintained in electronic or physical form, and in each case, primarily used or held for use in, or otherwise primarily relating to the Business or the Transferred Assets, other than Excluded Business Records.

“Business Service Provider” means any consultant or other independent contractor that is a natural person, in each case, who provides services primarily with respect to the Business.
“Buyer Benefit Plan Implementation” means the Buyer or any of its Affiliates establishing (i) Benefit Plans providing each of medical, dental, life insurance and disability coverage, (ii) the Buyer Cafeteria Plan, and (iii) such other Buyer Benefit Plans as mutually agreed in writing by the Buyer and the Company.
“Buyer Letter” means the letter dated the date of this Agreement that has been provided by the Buyer to the Company concurrently with the execution of this Agreement.
“Canadian Assignment Agreement” means the assignment and assumption agreement, to be entered into by Harris Canada Systems, Inc. and the Canadian Buyer, in a form to be agreed by the Parties acting reasonably and approved by PSPC and DND, pursuant to which, subject to the terms and conditions thereof (a) the Canadian Assets will be assigned by Harris Canada Systems, Inc. to the Canadian Buyer and (b) the related obligations to the extent an Assumed Liability will be assumed by the Canadian Buyer, with effect on the Canadian Closing Date; provided that the terms thereby shall be subject in all respects to the terms of this Agreement.
“Canadian Assets” means the assets of Harris Canada Systems, Inc. included in the Transferred Assets.
“Canadian Buyer” means MHVC Canada Acquisition Corp., a corporation formed under the laws of the Province of Alberta.
“Canadian Closing Date” means the Closing Date, unless the Canadian Requisite Approvals are not received prior to the Closing Date, in which case it means the date which is the 3rd Business Day following the date on which the last Canadian Requisite Approval is obtained.
“Canadian Employee” means (a) any individual who is employed by any of the Company’s Subsidiaries (including a Sold Company or a Sold Subsidiary) that is organized in Canada (i) performing services primarily for the Business or (ii) performing services for the Business and designated as an “Additional Canadian Employee” on Section 4.16(a)(i) of the Company Letter and (b) subject to Section 7.4(c), any individual who, following the date on which Section 4.16(a)(i) of the Company Letter is prepared but prior to the Closing, becomes employed by any of the Company’s Subsidiaries (including a Sold Company or a Sold Subsidiary) that is organized in Canada and performs services primarily for the Business; provided that “Canadian Employee” shall not include any Excluded Employee or Business Service Provider. Each Canadian Employee as of the date that Section 4.16(a)(i) of the Company Letter was prepared is identified as such on Section 4.16(a)(i) of the Company Letter.

“Canadian Requisite Approvals” means, collectively, (a) Investment Canada Act Clearance; (b) the consent of PSPC and DND to the assignment of all Government Contracts assigned pursuant to the Canadian Assignment Agreement; and (c) receipt by the Canadian Buyer of all facility security licenses listed Section 4.13(i)(a) of the Company Letter related to the Canadian Assets and all other licenses and security clearances required to be obtained by the Canadian Buyer in connection with obtaining the consent listed in (b) above.
“Canadian Transfer Taxes” means the goods and services tax or harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and any regulation under such statute.
“Carve-Out Account” means any Intercompany Account other than an Intercompany Account where each party to the account is either a Sold Company, a Sold Subsidiary or a business unit or division within an Asset Seller that is included in the Business and that is treated as if it were a separate legal entity for purposes of the Financial Statements.
“Cash” means (a) the aggregate of all cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, bank accounts, marketable securities and other similar items (to the extent convertible into cash within 90 days) as of the Effective Time (i) of each Sold Company and each Sold Subsidiary on a consolidated basis, and (ii) to the extent included in the Transferred Assets, of any Asset Seller, in each case, calculated in accordance with the Accounting Methodology (and which without duplication with the Accounting Methodology shall be calculated net of issued but uncleared checks), in each case to the extent held in the United States and (b) less any cash in excess of $1,000,000 which is not freely usable by the Buyer because it is subject to restrictions, limitations on use or distribution by Law, Contract or otherwise. Cash shall be calculated without giving effect to any changes in such items of the Sold Companies or the Sold Subsidiaries resulting from actions taken by, or at the direction of, the Buyer.
“Cleanup” means all actions to: (a) cleanup, remove, treat, monitor, assess, contain, remediate or report Hazardous Substances in the environment; (b) prevent the release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care.
“Closing Indebtedness” means the aggregate of all Indebtedness as of the Effective Time (a) of each Sold Company and each Sold Subsidiary on a consolidated basis as of immediately prior to the Closing and (b) to the extent included in the Assumed Liabilities, of any Asset Seller, in each case, calculated in accordance with the Accounting Methodology and without duplication.

“Closing Interdependent Contracts” means the written Contracts in the forms attached hereto as Exhibit N with respect to the Interdependent Contracts set forth on Section 4.13(b) of the Company Letter.
“Closing Net Cash” means an amount, which may be positive or negative, equal to (a) Cash less (b) Closing Indebtedness.
“Closing Working Capital” means an amount, which may be positive or negative, equal to Closing Working Capital Assets less Closing Working Capital Liabilities, calculated in accordance with the Accounting Methodology.
“Closing Working Capital Assets” means the sum of the categories of assets set forth on Exhibit A-2 under the heading “Working Capital Assets”, of each Asset Seller included in the Transferred Assets and such assets of the Sold Companies and the Sold Subsidiaries, on a consolidated basis, as of the Effective Time, in each case calculated in accordance with the Accounting Methodology; provided, however, that in no event will Closing Working Capital Assets include any (i) Cash, (ii) current or deferred assets related or attributable to Taxes (other than current assets related or attributable to Non-Income Taxes which, for the avoidance of doubt, shall be included as Closing Working Capital Assets), or (iii) Intercompany Account receivable. To the extent that a software license that is reflected as a pre-paid asset in Closing Working Capital Assets is not transferred directly or indirectly (and the benefits thereof are not provided pursuant to Section 3.6) to the Buyer (such that none of the Buyer or its Affiliates, including a Sold Company or Sold Subsidiary, has the benefit of such pre-paid license following the Closing) the value of such pre-paid asset shall not be a Closing Working Capital Asset for purposes of this Agreement. For the avoidance of doubt, any asset the benefit of which is provided solely pursuant to the Transition Services Agreement and not included in the Transferred Assets shall not be deemed a “Closing Working Capital Asset” for purposes of this Agreement.
“Closing Working Capital Liabilities” means the sum of the categories of liabilities set forth on Exhibit A-2 under the heading “Working Capital Liabilities”, of each Asset Seller included in the Assumed Liabilities and such liabilities of the Sold Companies and the Sold Subsidiaries, on a consolidated basis, as of the Effective Time, in each case calculated in accordance with the Accounting Methodology; provided, however, that in no event will Closing Working Capital Liabilities include any (i) amounts that constitute Closing Indebtedness, (ii) current or deferred Liabilities related or attributable to Taxes (other than current Liabilities related or attributable to Non-Income Taxes which, for the avoidance of doubt, shall be included as Closing Working Capital Liabilities), (iii) Intercompany Account payable, (iv) any Transaction Expense, or (v) any amounts in respect of DCAA Liabilities.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Company Names” means the names and marks “Harris,” “Harris Corporation,” “Harris CapRock,” “Harris CapRock Communications,” “CapRock Government Solutions,” “CapRock,” “Exelis,” “EDO Professional Services,” “EDO,” “EVI Technology” and any name, mark, or Domain Name derived from or including the foregoing, including all corporate symbols or logos incorporating “Harris,” “Harris Corporation,” “Harris CapRock,” “Harris CapRock Communications,” “CapRock Government Solutions,” “CapRock,” “Exelis,” “EDO Professional Services,” “EDO,” “EVI Technology” or any derivatives thereof.
“Company Retirement Plan” means the Harris Corporation Retirement Plan, as amended from time to time.
“Computer Software” means all software, including source code and object code, computer programs and related data and databases and documentation.
“Contamination” means the releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any Hazardous Substance into the environment in violation of any Environmental Law or in a manner that is reasonably likely to give rise to an obligation to perform any Cleanup.
“Contemplated Incremental Costs” means any increased cost or expense (including as a result of a decrease in costs or expenses that are reimbursed by a Governmental Body) attributable to a change in the rates applicable to any Government Contract included in the “Exelis IS” business unit or any Harris IT Services Corporation (“HITS”) business unit prior to the Closing, including any changes to the cost pool or the allocation base, in each case as a result of the Contemplated Transactions.
“Contemplated Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including (a) the execution, delivery and performance of this Agreement and the Transaction Documents, (b) the sale and purchase of the Transferred Assets, (c) the Buyer’s assumption of the Assumed Liabilities, and (d) the transfer of Excluded Assets held by the Sold Companies or Sold Subsidiaries pursuant to Section 7.5.
“Contract” means any agreement, contract, commitment, purchase order, license, sublicense, lease or sublease.
“Copyrights” means all registered and unregistered works of authorship protectable under copyright Law, copyright registrations, renewals thereof, and applications to register the same.

“Current Government Contract” means any Government Contract (a) for which performance has not been completed or (b) for which final payment has not been received.
“Damages” means damages, losses, penalties, fines, Taxes, claims, payments, interests, costs and expenses (including reasonable fees and expenses of attorneys, accountants and other professional advisors and, without duplication, reasonable costs incurred in the investigation, defense and/or settlement, in accordance with Article XI, of any of the foregoing).
“DCAA Liability” means any Liability resulting from or related to (a) an audit of the Buyer, any Sold Company or Sold Subsidiary (or any of their respective successors or assigns) or any Assigned Government Contract conducted by a Governmental Body or its representative or any response thereto, or (b) other allegations, claims, demands or assertions by a Governmental Body, with respect to (i) estimated and/or incurred direct or indirect costs, rates and/or factors of the Buyer, any Sold Company or any Sold Subsidiary (or any of their respective successors or assigns) or any Assigned Government Contract, (ii) the measurement, assignment, allocation and allowability of costs in respect of a Government Contract of the Buyer, any Sold Company or any Sold Subsidiary (or any of their respective successors or assigns), or (iii) contractor business systems of the Buyer, any Sold Company or any Sold Subsidiary (or any of their respective successors or assigns), including any related payment withheld.
“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or alternative debt financings in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.
“Domain Name Assignment” means a Domain Name Assignment, to be dated the Closing Date, executed by the applicable Asset Seller(s), substantially in the form of Exhibit D.
“Domain Names” means all registered Internet domain names.
“Due Date” means the date on which a Tax Return is required to be filed (taking into account all valid extensions).
“EAR” means the U.S. Export Administration Regulations.
“Environmental Law” means any Law or common law as in effect as at the date of this Agreement relating to pollution, the protection of the environment or the protection of human health and safety with respect to exposure to any hazardous or toxic substances or materials, including Laws relating to the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances.
“Environmental Liabilities” means all Liabilities, Actions and Damages resulting from, arising out of, or relating to any violation of any Environmental Law, any exposure of any Person to any Hazardous Substance or any Contamination.
“Environmental Permit” means any Permit required by applicable Environmental Law in order to operate the Business as currently conducted by the Company, the other Asset Sellers, the Sold Companies and the Sold Subsidiaries.
“Equity Securities” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock or registered capital of a corporation, (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any rights of first refusal, preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means all employers, trades or businesses (whether or not incorporated) that would be treated together with the relevant Person as a single employer for purposes of Section 4001 of ERISA or Sections 414 (b), (c), (m) or (o) of the Code.
“Estimated Cash Purchase Price” means an amount equal to (a) six hundred ninety million dollars ($690,000,000), (b) plus the Estimated Net Cash, and (c) (i) plus, the amount, if any, by which (x) the Estimated Working Capital exceeds (y) the sum of the Target Working Capital Amount plus the amount of the Target Working Capital Collar, or (ii) minus, the amount, if any, by which (x) the Target Working Capital Amount minus the Target Working Capital Collar exceeds (y) the Estimated Working Capital.
“Excluded Business Records” means (a) all records which relate in whole or in part to Taxes (other than, for the avoidance of doubt, the records described in Section 2.2(r)); (b) all records relating to the employees of the Company and its Subsidiaries, including personnel, employment and medical records, other than Transferred Employee Records; (c) all records relating to or used in the business of the Company or any of its Subsidiaries and (i) not located at the Leased Real Property or (ii) not primarily related to the Business (it being understood that to the extent that records relate in part to the Business, the Buyer shall be provided access to redacted copies of such records showing only the information that relates to the Business, but such records will be deemed to be Excluded Business Records); (d) any documents, papers and other records the confidentiality of which is protected, or the transfer of which is prohibited, by applicable Law; and (e) any documents, papers and other records (including any minutes or summaries of executive meetings and strategy papers) relating to the proposed sale of the Business, including the Contemplated Transactions; provided, however, no records or documents that must be maintained by the Buyer or its Subsidiaries, following Closing, as operators of the Business as required by Law (including environmental documents or records related to the Business which the Buyer or its Affiliates will be required to maintain and have possession of under applicable Environmental Laws or pursuant to any Assigned Contract or Assigned Lease) or pursuant to the terms of a Government Contract transferred hereunder shall be deemed an Excluded Business Record.
“Excluded Businesses” means all of the former, present or, except with respect to the Sold Companies or Sold Subsidiaries following the Closing, future businesses of the Company and its Subsidiaries, other than the Business. For the avoidance of doubt, the Excluded Businesses include (a) the PMRF Business, (b) any business in the area of, or with or for: (i) air traffic management, air navigation service provider or aviation products, services or systems, other than the Contracts expressly set forth on Section 2.3(l) of the Company Letter, or (ii) mission critical networks for any Person other than the U.S. Federal Government, and (c) the CapRock Communications commercial or foreign government businesses.
“Excluded Taxes” means (a) any and all Income Taxes imposed on any Sold Company or Sold Subsidiary solely as a result of any election under Section 338 of the Code in connection with the transfer of Shares pursuant to this Agreement; (b) any and all Income Taxes of a Sold Company or Sold Subsidiary attributable solely to any transaction occurring after the Closing on the Closing Date and that is not in the ordinary course of business of any Sold Company or Sold Subsidiary or mandated to occur on the Closing Date pursuant to a Contract in effect as of the Closing; (c) any and all Income Taxes imposed on any Sold Company or Sold Subsidiary as a result of any breach of any of the Buyer’s obligations pursuant to this Agreement; (d) any employment Taxes excluded from the definition of Transaction Expenses pursuant to clause (b) of such definition; and (e) the amount of any Tax to the extent such Tax was specifically taken into account in the determination of Closing Working Capital Liabilities as a reduction to the Final Cash Purchase Price.
“Export Control Laws” means (a) all trade, export control or anti-boycott regulations imposed, administered or enforced from time to time by the U.S. government, including, but not limited to those administered under or orders issued by the U.S. Arms Export Control Act (22 U.S.C. 1778), the ITAR, the EAR, the U.S. Department of State, the U.S. Department of Commerce (including anti-boycott regulations at 50 U.S.C. 2401 et seq.) and the U.S. Department of the Treasury (Section 999 of the Code); and (b) all trade and export control regulations under any applicable Laws in any country outside of the United States in which the Sold Companies or the Sold Subsidiaries operate.
“FAR” means the Federal Acquisition Regulation and its agency supplements.
“Former Employee” means any individual who, immediately prior to such individual’s termination of employment, performed services primarily for the Business.
“Fraud” means, with respect to a party, an actual and intentional fraud.
“Government Bid” means each Bid made by an Asset Seller (but only to the extent such Government Bid is an Assigned Bid), a Sold Company or a Sold Subsidiary or by a contractor team or joint venture in which an Asset Seller, Sold Company or a Sold Subsidiary is participating that, if awarded, would lead to a Government Contract.
“Government Contract” means (a) any Contract including an individual task order, delivery order, purchase order, or blanket purchase agreement between an Asset Seller, a Sold Company or a Sold Subsidiary, on the one hand, and any Governmental Body, on the other hand (each, a “Prime Contract”) or (b) any subcontract, teaming agreement, joint venture agreement, basic ordering agreement, pricing agreement, letter contract, individual task order, delivery order, purchase order, or other arrangement by which (i) an Asset Seller, a Sold Company or a Sold Subsidiary has agreed to provide goods or services to a prime contractor, or a higher-tier subcontractor, to a Governmental Body or (ii) a subcontractor, vendor, distributor, or other affiliate has agreed to provide goods or services to an Asset Seller, a Sold Company or a Sold Subsidiary, where, in either event, such goods or services ultimately will benefit or be used by a Governmental Body. Notwithstanding the foregoing, with respect to contracts to which an Asset Seller is party, the term “Government Contract” shall include only those Government Contracts that are Assigned Government Contracts. For purposes hereof, a task, purchase, delivery, change or work order under a Government Contract will not constitute a separate Government Contract but will be part of the Government Contract to which it relates.
“Governmental Body” means (a) any federal, state, provincial or local government or any political subdivision thereof in the United States or other jurisdiction, (b) any entity, agency, authority or body exercising executive, legislative, judicial, regulatory or administrative functions in any jurisdiction including the European Commission and (c) any supranational organization of sovereign states exercising such functions for such sovereign states.
“Harris Shared Locations” means, collectively, the real properties identified on Section 1.1(d)(i) of the Company Letter.

“Harris Trademark License Agreement” means the Harris Trademark and Trade Name License Agreement, to be dated as of the Closing Date, entered into among the Buyer, Eagle Technology, LLC and HAL Technologies, Inc., substantially in the form of Exhibit B.
“Hazardous Substance” means any material that is listed or defined as a “hazardous substance,” “hazardous waste,” “toxic substance,” a “pollutant,” a “contaminant” or any other term of similar import under any Environmental Law as in effect as of the Closing, and petroleum (crude oil or any fraction or derivative thereof), asbestos and asbestos-containing materials and polychlorinated biphenyls.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Hypothetical Tax Liability” means the pro forma liability for Taxes due with respect to a Tax Return, assuming the same facts and using the same methods, rate(s), elections, conventions and practices used in determining the Actual Tax Liability for such Tax Return; provided, however, that such liability for Taxes shall be calculated by assuming, in the case of Section 11.5(d), that the applicable losses (giving rise to an indemnification payment) were never incurred and therefore excluding such losses from such determination in any and all respects.
“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to net income, gross receipts, capital, franchise, net worth or profits, and all Taxes substantially similar thereto.
“Indebtedness” means, with respect to any Person, without duplication, including, only with respect to clauses (a) through (e) of this definition, principal and accrued and unpaid interest and, including, to the extent payable at an applicable time of measurement, prepayment and redemption premiums or penalties, costs, breakage fees or other amounts payable on discharge (if any), unpaid fees or expenses or other monetary obligations in respect of, (a) all obligations of such Person for borrowed money (excluding daylight overdraft balances); (b) all obligations of such Person evidenced by bonds (excluding surety or performance bonds), debentures, notes or similar instruments; (c) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligation secured thereby has been assumed; (d) all guaranties by such Person of obligations of others (other than the Company and any of its Subsidiaries) for borrowed money; (e) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, guaranties and surety or performance bonds, in each case solely to the extent payments have been made (and not repaid) in respect of such letters of credit, guaranties and surety or performance bonds resulting in a payment obligation or such Person (and only to the extent the obligation underlying such payment is not included in Closing Working Capital Liabilities); (f) the deferred purchase price of property or services, earnouts and notes payable with respect to the acquisition of any business, assets or securities (excluding accounts payable incurred in the ordinary course of business, to the extent included in Closing Working Capital); (g) obligations under capitalized leases to the extent required to be reflected as a liability on a balance sheet of such Person under U.S. GAAP; (h) hedging obligations (contingent or otherwise); (i) all guaranties by such Person of Indebtedness of another Person that is not a Sold Company or Sold Subsidiary; and (j) reserves with respect to DCAA Liabilities in an amount set forth on Section 1.1(f) of the Company Letter. For the avoidance of doubt, Indebtedness shall not include (i) any obligations under any surety or performance bond or letter of credit to the extent undrawn or uncalled, (ii) any amounts included in the calculation of Closing Working Capital Liabilities in the determination of Closing Working Capital, (iii) any Intercompany Account, (iv) any Indebtedness incurred by the Buyer and its Affiliates (and subsequently assumed by any Sold Company or Sold Subsidiary), or (v) any Transaction Expense.
“Indemnified Party” means the Buyer Indemnified Persons and the Seller Indemnified Persons, as applicable.
“Indemnitor” means the party from which indemnification is sought in accordance with Section 11.3 or Section 11.4, as applicable.
“Intellectual Property Agreement” means the Intellectual Property Agreement, to be dated as of the Closing Date, entered into between the Buyer, Eagle Technology, LLC and the Company, substantially in the form of Exhibit C.
“Intellectual Property Assignment Agreements” means the Patent Assignment, the Domain Name Assignment and the Trademark Assignment.
“Intellectual Property Rights” means, collectively, all intellectual property rights of every kind and description, including Computer Software, Copyrights, Trade Secrets and confidential information, Patents, Trademarks and Domain Names, whether registered or not, and any renewals, extensions and reversions of the foregoing, and all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof, in each case regardless of jurisdiction.
“Intercompany Accounts” means any Indebtedness, account payable, or account receivable between the Company and any of its Subsidiaries, between Subsidiaries of the Company, or among business units or divisions within the Company or any of its Subsidiaries that are treated as if they were separate legal entities for accounting purposes.

“Interdependent Contracts” means each arrangement whereby (i) a Sold Company or Sold Subsidiary is acting as a subcontractor to the Company or any of its Subsidiaries (other than the Sold Companies and Sold Subsidiaries) with respect to a Contract with a Governmental Body, prime contractor, or higher-tier subcontractor; (ii) the Company or any of its Subsidiaries (other than the Sold Companies and Sold Subsidiaries) is acting as a subcontractor to a Sold Company or Sold Subsidiary with respect to a Contract with a Governmental Body, prime contractor, or higher-tier subcontractor; or (iii) a Sold Company or Sold Subsidiary is teaming, either as a prime contractor or subcontractor, with the Company or any of its Subsidiaries (other than the Sold Companies and Sold Subsidiaries) in pursuit of a Contract with a Governmental Body, prime contractor, or higher-tier subcontractor.
“Investment Canada Act” means the Investment Canada Act (Canada), as amended, inclusive of the Investment Canada Regulations (Canada) and the National Security Review of Investment Regulations (Canada) promulgated thereunder.
“Investment Canada Act Clearance” means (a) the Buyer shall not have received a notice from the responsible Minister under the Investment Canada Act under subsection 25.2(1) or 25.3(2) of the Investment Canada Act within the periods prescribed under the Investment Canada Act; or (b) if the Buyer has received a notice under subsection 25.2(1) or 25.3(2) of the Investment Canada Act, the Buyer shall have received one of the following, as applicable: (i) a notice under subsection 25.2(4) of the Investment Canada Act indicating that no order for the review of the Contemplated Transactions will be made under subsection 25.3(1) of the Investment Canada Act; (ii) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Contemplated Transactions; or (iii) an order by the Governor in Council under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the completion of the Contemplated Transactions.
“Investment Canada Act Notification” means the notice under Part III of the Investment Canada Act of the investment to the Director under the Investment Canada Act by the non-Canadian making the investment.
“IRS” means the United States Internal Revenue Service, or any successor agency.
“ITAR” means the U.S. International Traffic in Arms Regulations.
“Joint Venture” means the entity listed on Section 1.1(c) of the Company Letter.
“Joint Venture Agreements” means the agreements listed on Section 4.12(c) of the Company Letter.

“Key Employee” means each of the individuals set forth on Section 1.1(h) of the Company Letter.
“Knowledge” means (a) in the case of the Company, the actual knowledge of the persons listed on Section 1.1(a)(i) of the Company Letter after due inquiry, and (b) in the case of the Buyer, the actual knowledge of the persons listed on Section 1.1(a)(ii) of the Buyer Letter after due inquiry.
“Law” means any constitution, law, statute, rule, directive or regulation of any Governmental Body or Order in any jurisdiction.
“Leased Real Property” means, collectively, any Assigned Leased Real Property and the Sold Company and Sold Subsidiary Leased Real Property.
“Liabilities” means, with respect to any Person, any and all liabilities and obligations of every kind, character and description.
“Lien” means any mortgage, lien (including any Tax lien), pledge, deed of trust, hypothecation, charge, claim, option, pledge, security interest, easement, encroachment, servitude, right of first refusal, adverse claim or other similar encumbrance.
“Long-Term Shared Locations” means, collectively, the real properties identified on 1.1(d)(iii) of the Company Letter, which are to be subject to the Shared Space Agreements.
“Long-Term Shared Space Agreements” means the arrangements pursuant to which the Company and the Buyer will occupy the Long-Term Shared Locations, in the forms set forth on Exhibit H-2, as modified pursuant to Section 7.12(b).
“Magnolia Shared Locations” means, collectively, the real properties identified on 1.1(d)(ii) of the Company Letter.
“Marketing Period” means a period of fifteen (15) consecutive Business Days following the Buyer’s receipt of the Required Information (it being understood, for the avoidance of doubt, that if, after the start of the Marketing Period, the Company shall provide the Buyer with additional financial statements as required by the definition of Required Information, the delivery of such additional financial statements will not be deemed to re-start the Marketing Period); provided that if the Company shall in good faith believe that it has provided the Required Information to the Buyer, the Company may deliver to the Buyer a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Information on the date specified in such notice, unless the Buyer in good faith believes either (i) that the Required Information was delivered on a date later than that specified in the Company’s notice or (ii) that the Company has not completed the delivery of Required Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity either the date on which the Required Information was delivered or, if applicable, the Required Information that the Buyer believes the Company has not delivered at that time, in which case the Required Information shall be deemed to be delivered immediately upon the delivery by the Company of information reasonably addressing the points contained in such notice).
“Material Adverse Effect” means any event, change, circumstance, development or effect (an “Effect”) that has had or would reasonably be expected to have, individually or in the aggregate with other Effects, a material adverse effect on (a) the business, the assets (including the Transferred Assets), results of operations or condition (financial or otherwise) of the Business and the Sold Companies and Sold Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Contemplated Transactions, but shall not include for purposes of clause (a) above: (i) any Effect related to (A) any national, international or any foreign or domestic regional economic, financial, regulatory, social or political conditions or events in general (including changes therein), including the results of any primary or general elections or referenda, (B) the financing, banking, credit, currency or capital markets or conditions in general (including any disruptions therein) or (C) interest, currency or exchange rates or the price of any commodity, security or market index, (ii) any Effect related to any earthquakes, floods, hurricanes, tornadoes, tropical storms, cyclonic storms or fires or other natural disasters or any national, international or regional calamities, force majeure events, terrorist acts (including cyber terrorism not specifically targeting the Company), sabotage, cyber attacks not specifically targeting the Company, declared or undeclared war or other hostilities or conflicts or continuation, worsening or escalations thereof, whether or not occurring or commenced before or after the date of this Agreement, (iii) any Effect that affects the industries, businesses or markets in which the Business operates generally, (iv) any Effect related to any failure by the Business to meet any projections or forecasts (it being understood that the underlying cause of any such failure by the Business to meet such projections and forecasts may be taken into account in determining whether a Material Adverse Effect has occurred, subject to the other limitations contained in this definition, as applicable), (v) any Effect related to seasonal changes in the results of operations of the Business to the extent generally consistent with prior years, (vi) any Effect resulting from the announcement, pendency, performance or consummation of this Agreement or the Contemplated Transactions, including losses or threatened losses of employees, partners, vendors, customers, suppliers, distributors or others having relationships with the Sold Companies or Sold Subsidiaries or Sellers with respect to the Business (provided that this exception shall not apply, and shall be disregarded with respect to references to “Material Adverse Effect” in representations and warranties (in whole or in relevant part) made by the Company (or its Subsidiaries) the purpose of which expressly is to address the consequences resulting from the execution, pendency, performance or consummation of this Agreement or transactions contemplated hereby), (vii) any Effect resulting from the failure of any pending Government Bid to result in a Government Contract, any protest initiated by any third party with respect to any Government Bid or Government Contract of any of the Sold Companies or any of the Sold Subsidiaries or any Assigned Government Contract or Assigned Bid, the failure of any protest relating to a Government Bid or Government Contract initiated by any Asset Seller, Sold Company or Sold Subsidiary or the failure to be awarded task orders under Government Contracts (it being understood that the underlying cause of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred, subject to the other limitations contained in this definition), (viii) any Effect resulting from the failure of any Governmental Body to fund all or any portion of any Government Contract to which any Asset Seller, Sold Company or Sold Subsidiary is a party (it being understood that the underlying cause of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred, subject to the other limitations contained in this definition), (ix) any Effect resulting from an action taken by the Company and/or its Subsidiaries at the written request, or with the consent (where the Buyer has been made aware of the material facts known to the Company with respect to such consent), of the Buyer and not otherwise required by the express terms of this Agreement, (x) any Effect resulting from an act or omission of the Buyer or its Affiliates in violation of the terms of this Agreement or not contemplated by the Transaction Documents, (xi) any Effect resulting from the failure of the Company or its Subsidiaries to take any action as a result of a refusal of a consent from the Buyer required by this Agreement (where the Buyer has been made aware of the material facts known to the Company with respect to such consent), and (xii) any Effect related to any change (or proposed change) in U.S. GAAP or Law (or other applicable standards or the interpretations thereof); provided that any Effect arising out of or resulting from any change or event referred to in clause (i), (iii) or (xii) may constitute, and be taken into account in determining the occurrence of, a Material Adverse Effect to the extent such Effect has a materially disproportionate effect on the Business in a manner relative to other similarly situated participants in the industry in which the Business operates.
“Material Downstream Contract” means each subcontract that constitutes a Government Contract between an Asset Seller (but only subcontracts arising under or related to an Assigned Government Contract), a Sold Company or a Sold Subsidiary, on the one hand, and any lower-tier subcontractor, on the other hand, pursuant to which the Asset Seller, Sold Company or Sold Subsidiary, as applicable, paid the counterparty to such contract in excess of $5,000,000 in fiscal year 2016, pursuant to the terms thereof.
“Material Government Bid” means each outstanding Government Bid that, if accepted, would lead to a Government Contract that the Company expects in good faith (as of the date hereof) to generate more than $5,000,000 in revenue to the Business over the life of such

Government Contract; provided that the Parties acknowledge and agree that no Person makes any representation or warranty of any kind, express or implied, written or oral with respect to whether or not any such Government Contract will generate such amount of revenue.
“Material Government Contract” means (a) each Current Government Contract that is either (i) a Prime Contract existing as of the date hereof that the Company expects in good faith (as of the date hereof) to generate more than $10,000,000 in revenue to the Business over the life of such Government Contract, or (ii) a subcontract where the counterparty is the prime contractor or higher-tier subcontractor and that the Company expects in good faith (as of the date hereof) to generate, based on its terms existing as of the date hereof, more than $1,000,000 in annual revenue to the Business in any of fiscal year 2017, 2018 or 2019; provided that the Parties acknowledge and agree that no Person makes any representation or warranty of any kind, express or implied, written or oral with respect to whether or not any such Government Contract will generate such amount of annual revenue, (b) each (i) teaming agreement existing as of the date hereof that if successful would lead to a subcontract for the Business with a prime contractor or higher-tier subcontractor that the Company expects in good faith (as of the date hereof) to generate more than $5,000,000 in revenue to the Business over the life of such Government Contract, or (ii) teaming agreement existing as of the date hereof, related to any Material Government Bid, where an Asset Seller, Sold Company or Sold Subsidiary is the bidding entity for a Prime Contract and excluding any teaming agreements directly supporting an IDIQ task order; provided that the Parties acknowledge and agree that no Person makes any representation or warranty of any kind, express or implied, written or oral with respect to whether or not any such Government Contract will generate such amount of revenue, and (c) each Material Downstream Contract.
“Multiemployer Plan” means each Benefit Plan set forth on Section 1.1(g) of the Company Letter.
“NISPOM” means the National Industrial Security Program Operating Manual, DoD 5220.22-M, as may be amended and updated.
“Non-Income Taxes” means all Taxes other than Income Taxes.
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“OFAC Lists” means the Specially Designated Nationals and Blocked Persons list and all other sanctions lists administered by the U.S. Treasury Department, Office of Foreign Assets Control.

“Order” means, with respect to any Person, any order, writ, injunction, decree, judgment, award, determination, directive, demand entered or issued by or with any Governmental Body and legally binding on such Person.
“Organizational Document” means, as to any Person, its certificate or articles of incorporation or formation, its regulations, limited liability company agreement, partnership agreement or by-laws or any equivalent documents under the Law of such Person’s jurisdiction of incorporation or organization.
“Other Country Business Employee” means (a) any individual who is employed by the Company or any of its Subsidiaries (including a Sold Company or a Sold Subsidiary) (i) performing services primarily for the Business or (ii) performing services for the Business and designated as an “Additional Other Country Business Employee” on Section 4.16(a)(i) of the Company Letter and (b) subject to Section 7.4(c), any individual who following the date that Section 4.16(a)(i) of the Company Letter is prepared but prior to the Closing becomes employed by the Company or any of its Subsidiaries (including a Sold Company or a Sold Subsidiary) and performs services primarily for the Business, but in the case of (a) and (b), excluding any U.S. Employee or Canadian Employee; provided that “Other Country Business Employee” shall not include any Excluded Employee or Business Service Provider. Each Other Country Business Employee who is employed by a Sold Company or a Sold Subsidiary immediately prior to the Closing and who remains employed by a Sold Company or a Sold Subsidiary at the Closing is referred to herein as a “Transferred Other Country Employee”. Each Other Country Business Employee as of the date that Section 4.16(a)(i) of the Company Letter was prepared is designated as such on Section 4.16(a)(i) of the Company Letter.
“Patent Assignment” means a Patent Assignment, to be dated the Closing Date, executed by the applicable Asset Seller(s), substantially in the form of Exhibit K.
“Patents” means all utility and design patents, utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Body, and all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of or for any of the foregoing in any jurisdiction.
“Period End Rate” means, with respect to currency conversion for each country or territory, (a) to the extent that such conversion is calculated as of a month-end, the source rate used by the Company for financial reporting, generally as reported by Bloomberg on the last Tuesday of such month, and (b) to the extent such conversion is calculated other than as of a month-end, the prior month’s source rate used by the Company for financial reporting, generally as reported by Bloomberg on the last Tuesday of such prior month.
“Permit” means any permit, clearance, license, order, approval, franchise, registration or other authorization of any Governmental Body.
“Permitted Liens” means (a) Liens in respect of Liabilities that constitute Assumed Liabilities, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, construction and other similar Liens arising or incurred in the ordinary course of business, (c) Liens for Taxes not yet due and payable or for Taxes the validity of which is being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with U.S. GAAP, (d) Liens to secure bids, tenders, contracts, leases, statutory obligations, appeal bonds and other obligations of like nature arising in the ordinary course of business, (e) minor imperfections of title, encroachments, conditions, encumbrances, covenants, reservations of rights, easements, rights of way and restrictions, if any, that would not reasonably be expected to have a Material Adverse Effect on the current use, occupancy or operation of any Leased Real Property, (f) zoning, entitlements, building and other land use Laws imposed by any Governmental Body having jurisdiction over the Leased Real Properties, which are not violated by the current use, occupancy or operation of the Leased Real Properties, (g) with respect to the Leased Real Property, any right, title or interest of any lessor, sublessor or licensor, or any Lien to which the fee simple interest, or any superior leasehold interest, is subject, (h) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business, (i) Liens currently of public record that would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, (j) Liens that are disclosed on the Company Letter or in the Financial Statements, (k) purchase money Liens, Liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business or that arose or were created in the ordinary course of business, (l) restrictions on transfer imposed by applicable securities Laws, and (m) any other claims or Liens that are not material or that do not materially restrict the use of the Transferred Assets in the Business as conducted prior to the Closing, individually or taken as a whole.
“Person” means any natural person, corporation, partnership, limited liability company, proprietorship, trust, union, association, unincorporated organization, Governmental Body or other entity, enterprise, authority or business organization.
“PMRF Business” means any business (i) primarily related to, on, prior to, or after the Closing, at the Pacific Missile Range Facility at Barking Sands, Kauai Hawaii, or (ii) carried out by Manu Kai, LLC or the Company or its Subsidiaries in connection with the business carried out by Manu Kai LLC (including pursuant to any Contract between the Company or any of its Subsidiaries, on the one hand, and Manu Kai, LLC, on the other hand).

“Post-Closing Straddle Period” means the portion of the Straddle Period that begins on the day after the Closing Date and ends on the last day of the Straddle Period.
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date.
“Post-Closing Taxes” means (a) all Taxes imposed on a Sold Company or Sold Subsidiary attributable to any Post-Closing Tax Period and Post-Closing Straddle Period (such Taxes for such Straddle Period to be apportioned in accordance with Section 10.4(c)), (b) all Excluded Taxes, (c) all VAT for which the Buyer is responsible pursuant to Section 10.4(e) and (d) all Transfer Taxes for which the Buyer is responsible pursuant to Section 10.4(d).
“Pre-Closing Taxes” means (a) all Taxes required to be paid by or with respect to a Sold Company or a Sold Subsidiary attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period (such Taxes for a Straddle Period to be apportioned in accordance with Section 10.4(c)), including all Taxes attributable to or resulting from the transactions contemplated by Section 7.5, (b) all Taxes required to be paid as a result of a Sold Company or Sold Subsidiary having been a member of any U.S. federal “affiliated group” (as defined in Section 1504 of the Code) or state, local or foreign combined, unitary or analogous group, in each case, of which any of the Sold Companies or Sold Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations section 1.1502-6 or any comparable, similar or analogous provision of state, local or foreign Law, (c) all Transfer Taxes for which the Company is responsible pursuant to Section 10.4(d), (d) all Taxes required to be withheld in connection with any payment to or for the benefit of the Company or any other Seller pursuant to this Agreement, to the extent not withheld pursuant to Section 3.10, (e) an amount equal to the product of (1) the applicable federal income Tax rate and (2) any amount required to be included by the Buyer or any of its Affiliates (including the Sold Companies and the Sold Subsidiaries after the Closing) in income under Section 951(a) of the Code with respect to a Pre-Closing Tax Period (determined based on a “closing of the books”), (f) all Taxes related to any breach or inaccuracy of any representation or warranty made in Section 4.14, (g) all Taxes related to any breach of the Company’s or any other Seller’s obligations pursuant to Section 10.4, (h) all Taxes in connection with the transactions or actions described in Section 7.8 and (i) any Taxes in connection with an over-accrual or over-statement of any Tax asset to the extent such Tax asset was specifically taken into account in the determination of Closing Working Capital Assets as an addition to the Final Cash Purchase Price; provided, however, that Pre-Closing Taxes shall not include any Excluded Taxes.
“Pre-Closing Period Income Tax Return” means any Tax Return for Income Taxes relating to a Pre-Closing Tax Period.

“Pre-Closing Period Non-Income Tax Return” means any Tax Return for Non-Income Taxes relating to a Pre-Closing Tax Period.
“Pre-Closing Straddle Period” means the portion of a Straddle Period that begins on the first day of such Straddle Period and ends on the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
“Pre-Novation Agreement” means the agreement entered into between the Company and HITS in substantially the form attached hereto as Exhibit L.
“Required Consents” means the consent of the applicable counterparty to the Contracts set forth on Section 1.1(i) of the Company Letter.
“Required Information” means all information required by clauses (i), (ii) and (iii) of paragraph 6 of Annex III of the Debt Commitment Letter.
“Retained Contracts” means all Government Contracts in the AES rate pool, which are not Transferred Assets.
“Sanctioned Person” means any Person that is the target of Sanctions Laws, including, (a) any Person listed in any Sanctions Laws-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council or the European Union (b) any Person operating, organized or resident in a Sanctioned Territory covered by the Sanctions Laws, or (c) any Person owned or controlled by any such Person or Persons.
“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).
“Sanctions Laws” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Bodies, including, but not limited to those administered by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.
“Shared Locations” means the Short-Term Shared Locations, the Long-Term Shared Locations and, if applicable, the Additional Shared Locations.
“Shared Space Agreements” means the Short-Term Shared Space Agreements and the Long-Term Shared Space Agreements.

“Shared Space Coordinator” means the individuals set forth on Section 1.1(j) of the Company Letter.
“Shares” means all of the issued and outstanding Equity Securities of the Sold Companies owned by the Equity Sellers.
“Short-Term Shared Locations” means, collectively, the real properties identified on Section 1.1(d)(iv) of the Company Letter, which are to be subject to the Shared Space Agreements.
“Short-Term Shared Space Agreements” means the arrangements pursuant to which the Company and the Buyer will occupy the Short-Term Shared Locations in the forms set forth on Exhibit H-1, as modified pursuant to Section 7.12(b).
“Sold Companies” means, collectively, the Persons listed on Schedule B-1.
“Sold Subsidiaries” means, collectively, each Subsidiary of a Sold Company.
“Specified Business Liability” means the Liabilities listed on Section 1.1(e) of the Company Letter to the extent arising from events occurring prior to the Closing.
“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.
“Straddle Period Tax Return” means any Tax Return relating to a Straddle Period.
“Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such Person owns, directly or indirectly, or otherwise controls, more than fifty percent (50%) of the voting shares or other similar interests, or the sole general partner interest or managing member or similar interest, of such Person.
“Target Working Capital Amount” means $145,000,000.
“Target Working Capital Collar” means $10,000,000.
“Tax Benefit Amount Realized” means the excess, if any, of the Hypothetical Tax Liability with respect to a Tax Return over the Actual Tax Liability with respect to such Tax Return, if and then only to the extent that a Tax benefit in the amount of such excess is actually realized by the Indemnified Party or any of its Affiliates through a reduction in cash Taxes otherwise payable by such Indemnified Party or any of its Affiliates, as the case may be, on or before the end of the taxable year in which an applicable indemnification payment is made or in the taxable year immediately following such taxable year; provided, however, that in the case of any indemnity payment made by the Sellers under this Agreement, only reductions in cash Taxes otherwise payable by any Sold Company or Sold Subsidiary, in each case, that is treated as a corporation for U.S. federal income Tax purposes as of the Closing and for which no election has been made under Section 338 or Section 336(e) of the Code, shall be taken into account in determining any such Tax Benefit Amount Realized.
“Tax Returns” means all returns, reports, estimates, declarations, forms, information returns, statements and other documents of any nature regarding Taxes in any jurisdiction for any period, including any schedule, attachment or any amendment thereto, in each case filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority.
“Tax Sharing Agreement” means, with respect to any Person, any Tax allocation, indemnity or sharing agreement or similar agreement, arrangement or understanding to which such Person is a party or is otherwise subject; provided, however, that a Tax Sharing Agreement with respect to any Person does not include contracts entered into in the ordinary course of business of such Person the primary purpose of which is not Taxes, and does not include this Agreement.
“Taxes” means any United States or foreign, federal, state or local income, gross receipts, sales, license, payroll, telecommunications, employment, excise, severance, stamp, occupation, premium, windfall, profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, registration, personal property, use, transfer, value added, ad valorem, recapture, health, alternative or add-on minimum, estimated or other like assessments, charges or taxes of any kind whatsoever (including, for the avoidance of doubt, VAT, universal service fees and related Federal Communications Commission program fees), whether computed on a separate, consolidated, unitary or combined basis, or in any other manner, including any interest, penalty or addition thereto, whether disputed or not, and shall include any Liabilities for such amounts under applicable Law as a result of being a transferee or successor.
“Taxing Authority” means the IRS or any other Governmental Body that has the power to impose, assess, determine, administer or collect any Taxes.
“Trade Secrets” means all proprietary and unpatented technology or information that is of value to the Business and has been maintained in accordance with the standards required by applicable Law to protect it as a trade secret by an Asset Seller, a Sold Company or a Sold Subsidiary.
“Trademark Assignment” means a Trademark Assignment, to be dated the Closing Date, executed by the applicable Asset Seller(s), substantially in the form of Exhibit E.

“Trademarks” means all registered and unregistered trademarks, service marks, logos, slogans, trade dress, and other similar designations of source or origin, and registrations and applications of the foregoing, and all renewals thereof and all trade names, together with the goodwill symbolized by any of the foregoing.
“Transaction Documents” means (a) the Local Transfer Documents, (b) the Transition Services Agreement, (c) the Canadian Assignment Agreement, (d) the Shared Space Agreements, (e) the Assignment of Assigned Leases, (f) the Harris Trademark License Agreement, (g) the Intellectual Property Agreement, (h) the Intellectual Property Assignment Agreements, (i) the Assignment and Assumption Agreement, (j) the Pre-Novation Agreement and (k) the Closing Interdependent Contracts.
“Transaction Expenses” means (a) all out-of-pocket fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred by or on behalf of any Sold Company or Sold Subsidiary (to the extent that a Sold Company or Sold Subsidiary is responsible for the payment thereof) arising from or in connection with the negotiation, performance or consummation of this Agreement, any Transaction Document or the Contemplated Transactions (excluding costs expressly allocated to the Buyer under this Agreement) and (b) all amounts payable by any Sold Company or Sold Subsidiary under any “change of control,” retention, severance or other similar arrangements with an Employee entered into prior to the Closing by the Company or any of its Subsidiaries, which are payable as a result of the consummation of the transactions contemplated hereby including such amounts payable under Retention Arrangements payable (or which would become payable assuming all payment conditions under Retention Arrangements have been satisfied by the applicable Employees) by the Buyer or any of its Affiliates (including any Sold Company or Sold Subsidiary), and together with the employer portion of employment Taxes payable in connection with any such payments (excluding any amounts of such Taxes which otherwise would have been payable by any such Sold Company or Sold Subsidiary with respect to such Employee in respect of any Post-Closing Straddle Period) (but not as a result of actions taken by the Buyer or any of its Affiliates (including any Sold Company and Sold Subsidiary) from and after the Closing), in each case of clause (a) and (b), existing and remaining unpaid as of the Effective Time.
“Transfer Regulations” means any Law in any jurisdiction pursuant to which the employment of any Employee of an Asset Seller transfers by operation of Law to the Buyer or its Affiliate as a result of the consummation of the Contemplated Transactions.
“Transfer Tax” means all Taxes imposed in respect of the transfer of the Transferred Assets (including, for the avoidance of doubt, the Shares) or Assumed Liabilities of any kind, including documentary, recording, registration, stamp duty, transfer, real estate transfer, sales and use and similar Taxes and fees in all jurisdictions whenever and wherever imposed and, for the avoidance of doubt, shall include all Taxes payable in relation to any deemed or indirect transfer of assets or property as a result of a sale of the Shares and all penalties, surcharges, charges, interest and additions thereto, but “Transfer Tax” shall not include any charge to capital gains or income, franchise or similar Taxes and shall not include VAT.
“Transferred Employee” means a Transferred U.S. Employee, a Transferred Canadian Employee or a Transferred Other Country Employee.
“Transition Services Agreement” means the Transition Services Agreement, to be dated the Closing Date, entered into between the Buyer and the Company, substantially in the form of Exhibit F.
“Treasury Regulations” means the final, temporary or proposed regulations of the Department of the Treasury under the Code, as may be amended from time to time.
“Undisclosed Pre-Closing Liabilities” means all Liabilities of the Company and its Subsidiaries (including the Sold Companies and the Sold Subsidiaries) (other than Tax liabilities) to the extent resulting from, arising out of, or relating to, the operation of the Business or the ownership of the Transferred Assets, in each case arising prior to the Closing, and in each case which do not arise out of (i) any matter disclosed in the Company Letter in a manner that, on the face of such disclosure, it is reasonably apparent that such matter (including the underlying facts giving rise thereto) would result in Liability, (ii) any matter to the extent reflected, disclosed or reserved against in the Financial Statements, (iii) any matter to the extent reflected on and taken into account in the Closing Statements and taken into account in the final determination of the Final Cash Purchase Price pursuant to Section 3.3, (iv) any Contract (including any transferred collective bargaining agreement) disclosed in the Company Letter (other than Liabilities for breach or material noncompliance), (v) any Contract that is a Transferred Asset not required to be disclosed in the Company Letter (other than Liabilities for breach or material noncompliance), (vi) any Liability relating to Employees and Former Employees expressly assumed by the Buyer in accordance with Article VI (including as a Liability of a Sold Company or Sold Subsidiary), or (vii) any Assumed Vacation and PTO, Assumed Bonus Liabilities and Assumed Plan (other than Liabilities for breach or material noncompliance) (or, in each case, any employer portion of employment Taxes payable in connection therewith). Notwithstanding the foregoing, “Undisclosed Pre-Closing Liabilities” shall not include any DCAA Liability.
“U.S.” or “United States” means the United States of America.
“U.S. Employee” means (a) any individual who is employed by the Company or any of its Subsidiaries (including a Sold Company or a Sold Subsidiary) that is organized in the United States (i) performing services primarily for the Business or (ii) performing services for the

Business and designated as an “Additional U.S. Employee” on Section 4.16(a)(i) of the Company Letter and (b) subject to Section 7.4(c), any individual who following the date that Section 4.16(a)(i) of the Company Letter is prepared but prior to the Closing becomes employed by the Company or any of its Subsidiaries (including a Sold Company or a Sold Subsidiary) that is organized in the United States and performs services primarily for the Business; provided that “U.S. Employee” shall not include any Excluded Employee or Business Service Provider. Each U.S. Employee as of the date that Section 4.16(a)(i) of the Company Letter was prepared is designated as such on Section 4.16(a)(i) of the Company Letter.
“U.S. GAAP” means generally accepted accounting principles in the United States, consistently applied.
“VAT” means (a) within the European Economic Area, the value added Tax provided for in Council Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto, and (b) outside the European Economic Area, any analogous Tax levied by reference to added value, use or sales or similar Taxes.
“Welfare Plan” means any welfare plan, as defined in Section 3(1) of ERISA (whether or not subject to ERISA).
“Willful and Material Breach” means a deliberate act or a deliberate failure to act, which act or failure to act, or with respect to an intentional omission of a fact necessary to make a representation or warranty set forth in this Agreement accurate or intentional misrepresentation in any representation, warranty or covenant set forth in this Agreement, which act, failure to act, omission or misrepresentation constitutes in and of itself a material breach of any such representation, warranty or covenant set forth in this Agreement, where the breaching party knows such act or failure to act is, or would reasonably be expected to result in, such a breach.
Section 1.2    Location of Additional Defined Terms. In addition to the terms defined in Section 1.1, set forth below is a list of terms defined elsewhere in this Agreement.

Term	Section
Accountant	3.4(b)(ii)
Accredited Investor	5.12
Acquired Business	10.7(a)(iii)
Acquired Competitive Operations	10.7(a)(iii)
Additional Shared Location	7.6(b)
Adjustment Report	3.4(b)(iv)
Allocation Statements	3.9(b)

Alternative Arrangement Costs	3.6
Antitrust Division	7.1(a)
Assigned Contract	2.2(c)
Assigned Leased Real Property	2.2(b)
Assigned Leases	2.2(b)
Assumed Liabilities	2.4
Assumed Vacation and PTO	6.1(m)
Audit Agency	10.10(a)
Business Confidential Information	10.2(c)
Business Guarantees	7.7
Buyer Benefit Plans	6.1(f)
Buyer Cafeteria Plan	6.1(i)
Buyer Canadian Retirement Plans	6.1(e)
Buyer Claims	7.10(b)
Buyer Fundamental Representations	11.5(a)(ii)
Buyer Indemnified Persons	11.1
Buyer Related Parties	12.3(b)
Buyer Retirement Plans	6.1(e)
Buyer U.S. Retirement Plan	6.1(e)
Buyer Welfare Plans	6.1(f)
Canada Closing	3.3
Canadian Leave Employees	6.1(b)
Cap	11.5(a)(i)
Change of Control	10.7(c)(i)
Closing	3.2
Closing Certificate	3.4(b)(i)
Closing Conditions	3.2
Closing Date	3.2
Closing Statements	3.4(b)(i)
COBRA	6.1(h)
Company Cafeteria Plan	6.1(i)
Company Insurance Policies	7.10(b)
Company IT Systems	4.11(h)
Company Letter	IV
Company Related Parties	12.2
Confidentiality Agreement	7.3(a)
Debt Commitment Letter	5.1
Debt Financing	5.1
Deductible	11.5(a)(i)
Deposits	2.2(m)

Disclosed Conditions	5.1
Discussion Period	3.4(b)(ii)
Dispute Negotiations	7.12(b)
Dispute Notice	3.4(b)(ii)
Disputed Item	3.4(b)(ii)
DND	3.7(d)
DSS	3.7(d)
Dual Pulse Single Event Raman Spectroscopy	7.15
Effective Time	3.2
Employees	4.16(a)
Equity Commitment Letter	5.1
Equity Financing	5.1
Estimated Closing Statement	3.4(a)
Estimated Net Cash	3.4(a)
Estimated Working Capital	3.4(a)
Excluded Assets	2.3
Excluded Employees	4.16(a)
Excluded Liabilities	2.5
Excluded Services	4.6(d)
FCPA	4.7(d)
Final Cash Purchase Price	3.4(c)(i)
Final Closing Statements	3.4(b)(iv)
Final Net Cash	3.4(b)(iv)
Final Working Capital	3.4(b)(iv)
Financial Statements	4.9(a)
Financial Statements Date	4.9(a)
Financing	5.1
Financing Commitments	5.1
Foreign Employee Plan	4.17(e)
FTC	7.1(a)
Fundamental Representations	11.5(a)(i)
Group Policy	7.10(a)
Guarantee	5.11
Guarantor	5.11
Honduras Wind-down	10.2(f)
Indemnification Claim	11.4(a)
Indirect Rates	10.10(a)
Insolvency and Equity Exceptions	4.2
Investment Canada Clearance	7.1(a)
IRD	7.1(a)

ITAR Registration	7.13(a)
JAMS	7.12(b)
Lenders	5.1
Listed Intellectual Property	4.11(a)
Local Transfer Document	7.6(a)
Management Employees	7.4(c)
Material Contract	4.12
Materiality Qualifications	11.5(g)
Non-assignable Assets	3.6
Non-Management Employees	7.4(c)
Note Purchasers	5.1
Novation Packages	3.7(e)
Open Years	10.10(a)
Post-Closing Statement	3.4(b)(i)
PSPC	3.7(d)
Real Property Leases	4.6(b)(ii)
Representatives	4.7(d)
Restricted Persons	10.7(c)(ii)
Restriction Period	10.7(a)
Retained Materiality Qualifications	11.5(g)
Retention Arrangements	6.1(g)
Review Period	3.4(b)(ii)
Screening Lists	5.13(a)
Securities Act	5.12
Seller Allocation Statement	3.9(a)
Seller Canadian Retirement Plans	6.1(e)
Seller Indemnified Persons	11.2
Seller Welfare Plans	6.1(f)
Sellers’ Benefit Plans	4.17(a)
Shared Space Arbitrator	7.12(b)
Sold Company and Sold Subsidiary Leased Real Property	4.6(b)(ii)
Sponsor	5.1
Tax Allocation Statement	3.9(b)
Tax Claim Notice	10.4(h)(i)
Tax Contest	10.4(h)(i)
Termination Date	12.1(a)(ii)
Termination Fee	12.3(a)
Third Party Claim	11.4(a)
Transferred Asset	2.2(u)
Transferred Assets	2.2

Transferred Canadian Employees	6.1(b)
Transferred IP Assets	2.2(l)
Transferred U.S. Employee	6.1(a)
U.S. Employee Plan	4.17(a)
Unrestricted Activity	10.7(c)(iii)
WARN Act	6.1(n)

Section 1.3    Rules of Construction. The following provisions shall be applied wherever appropriate herein:
(a)    “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used;
(b)    all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural;
(c)    wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders;
(d)    all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Methodology;
(e)    this Agreement and the other Transaction Documents shall be deemed to have been drafted by both the Company and the Buyer, and neither this Agreement nor any other Transaction Document shall be construed against any party as the principal draftsperson hereof or thereof;
(f)    any references herein to a particular Section, Article, Exhibit or Schedule means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless another agreement is specified;
(g)    all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall, when the context requires, be considered citations to such successor statutes, regulations, or provisions;
(h)    the Exhibits and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement;
(i)    the headings in this Agreement and the other Transaction Documents are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of the respective Transaction Documents or any provision hereof;
(j)    the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;
(k)    the word “dollar” and the symbol “$” refer to the lawful currency of the United States of America;
(l)    any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission, email or comparable means of communication (subject to the terms of Section 13.3 hereby) as applicable;
(m)    the phrases “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties including in the case of “made available” to the Buyer, material that has been posted in the “data room” (virtual) hosted by Intralinks named “Project Magnolia” and established by the Company or its representatives and to which, and to the extent to which, the Buyer and its Representatives have access; provided that, for purposes of Article IV, the phrases “delivered” or “made available” shall mean that such information has been physically or electronically delivered to the Buyer, or made available to the Buyer in the previously referred Intralinks data room;
(n)    references to “day” or “days” are to calendar days;
(o)    references to “the date hereof” shall mean as of the date of this Agreement;
(p)    the word “or” shall not be exclusive;
(q)    this “Agreement” or any other Contract or document shall be construed as a reference to this Agreement or, as the case may be, such other Contract or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;
(r)    references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;
(s)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”;
(t)    if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;
(u)    any currency conversions made with respect to this Agreement, including with respect to the calculation of Cash, Closing Working Capital and Closing Indebtedness, will be made at the applicable Period End Rate;
(v)    except with respect to Sections 4.1, 4.2, 4.9 and 4.14, the representations and warranties set forth in Article IV that are made with respect to any Seller are made only to the extent to which such representations and warranties (i) relate to the Contemplated Transactions or the consummation thereof, or (ii) otherwise relate to the Transferred Assets, the Assumed Liabilities or the Business following the Closing; and none of such representations or warranties may be interpreted as being made with respect to any Excluded Asset, Excluded Liability or the Excluded Businesses;
(w)    the references to the “Buyer” in the representations and warranties set forth in Article V shall also be deemed to include reference to each of the Buyer’s permitted assigns (it being understood that the Buyer is not making any representations and warranties with respect to any Sold Company or Sold Subsidiary other than, with respect to any Transaction Document executed by a Sold Company or Sold Subsidiary following the sale of the Shares, the representation and warranty in Section 5.2 and the representation and warranty in Section 5.9);
(x)    references to “costs” or “expenses” incurred by a Person shall not include any amount in respect of VAT comprised in such costs or expenses which either that Person or, if relevant, any other member of the group to which that Person belongs for VAT purposes, is entitled to recover (whether by credit, repayment or otherwise); and
(y)    references to “the ordinary course of business” shall mean the ordinary course of business consistent with past practices, both in terms of the action taken (or action not taken) and degree and manner of such action taken.
ARTICLE II

TERMS OF THE TRANSACTION
Section 2.1    Transfer of the Shares. On and subject to the terms and conditions of this Agreement, at the Closing, the Company shall, or shall cause the other Sellers, as applicable, to, sell, grant, convey, transfer, and assign to the Buyer, and the Buyer shall purchase, acquire and accept from the Company or the other Sellers, all of the Sellers’ respective right, title and interest in, free and clear of all Liens (other than Liens described in clause (l) of the definition of Permitted Liens), the Shares.
Section 2.2    Transfer of the Assets. On and subject to the terms and conditions of this Agreement, at the Closing immediately following the transfer described in Section 2.1 (or, if the Buyer effects an assignment of rights under this Section 2.2 to a Sold Company as contemplated by Section 13.7(a)(x)(1), immediately following such assignment), the Company shall, or shall cause the other Sellers, as applicable, to, sell, grant, convey, transfer, and assign to the Buyer, or its permitted assigns (which shall include the Canadian Buyer as set forth in Section 13.7(a)) and the Buyer shall (or shall cause such permitted assigns to) purchase, acquire and accept from the Company or the other Sellers, free and clear of all Liens, other than Permitted Liens, all of the Sellers’ respective right, title and interest in the following assets, properties and rights of the Asset Sellers, the Sold Companies and the Sold Subsidiaries used in or related to the Business, as the same shall exist on the Closing Date, other than the Excluded Assets (collectively, the “Transferred Assets”):
(a)    all tangible assets and properties and fixed assets, equipment, machinery, operating supplies, furniture, office equipment, data processing equipment, parts, computer equipment, computers, computer peripherals, and other items of personal property that are (i) primarily used or held for use in or otherwise primarily related to, the Business, (ii) located at a Magnolia Shared Location and cannot be removed from such Magnolia Shared Location without causing material damage to the Magnolia Shared Location premises, or (iii) as applied to furniture, located at the 12975 Worldgate Drive, Herndon, Virginia Shared Location;
(b)    subject to the terms of Section 3.6, all rights and incidents of, and benefits accruing to the Asset Sellers in and to the leased, subleased, licensed or sublicensed real property, or to which any Asset Seller, Sold Company or Sold Subsidiary has been granted the right to use or occupy the real property, with any improvements thereon to the extent included as part of the leased, subleased, licensed or sublicensed premises pursuant to the terms of the respective lease, sublease, license or sublicense, and all appurtenances thereto, the related leases of which are listed on Section 2.2(b) of the Company Letter (the “Assigned Leased Real Property” and such leases, the “Assigned Leases”);
(c)    subject to the terms of Section 3.6, the rights and benefits in and to all Contracts (other than the Real Property Leases, which are set forth in Section 2.2(b) of the Company Letter) primarily used in or held for use in or otherwise primarily related to the Business, including all collective bargaining agreements set forth on Section 2.2(c) of the Company Letter and all Government Contracts (each, an “Assigned Contract”) and all Assigned Bids;

(d)    originals or, to the extent originals are not available by reason other than that such originals are Excluded Business Records, copies of all Business Records that are located at the Leased Real Properties and copies of all other Business Records (but not, for the avoidance of doubt, such Business Records themselves); provided that the Asset Sellers shall be entitled to retain copies of all Business Records;
(e)    subject to the terms of Section 3.6, to the extent transferable under applicable Law (including upon receipt of required consents available under the terms of such Permits), all Permits (including applications for issuance or renewal thereof and application materials in process), if any, that are primarily used or held for use in, or otherwise primarily related to the Business;
(f)    the goodwill of the Company or its Subsidiaries which relates to the use of the Trademarks included in the Transferred Assets or the Business;
(g)    all Patents that are owned by the Company or its Subsidiaries and primarily used or held for use in, or otherwise primarily related to the Business, namely, those Patents set forth on Section 2.2(g) of the Company Letter;
(h)    all Copyrights that are owned by the Company or its Subsidiaries and primarily used or held for use in, or otherwise primarily related to the Business;
(i)    all Trademarks that are owned by the Company or its Subsidiaries and primarily used or held for use in, or otherwise primarily related to the Business, namely, the Trademarks set forth on Section 2.2(i) of the Company Letter, and the goodwill of the Business exclusively associated with all of the foregoing in this Section 2.2(i);
(j)    all Trade Secrets that are owned by the Company or its Subsidiaries and primarily used or held for use in, or otherwise primarily related to the Business;
(k)    all Domain Names that are owned by the Company or its Subsidiaries and primarily used or held for use in, or otherwise primarily related to the Business, namely, the Domain Names set forth on Section 2.2(k) of the Company Letter;
(l)    all other Intellectual Property Rights that are owned by the Company or its Subsidiaries and primarily used or held for use in, or otherwise primarily related to the Business, including those set forth on Section 2.2(l) of the Company Letter (such Intellectual Property Rights, together with the other Intellectual Property Rights that are the subject of Sections 2.2(g) through 2.2(k), collectively, the “Transferred IP Assets”);

(m)    subject to the terms of Section 3.6, without duplication, all rights and benefits of the credits, prepaid expenses and deposits that exclusively relate to any of the Assigned Contracts or Transferred Assets, to the extent reflected on any Final Closing Statements (“Deposits”);
(n)    subject to the terms of Section 3.6, all rights under express or implied warranties from suppliers with respect to the Transferred Assets;
(o)    all rights to causes of action, choses in action, rights of recovery, rights of set-off of any kind, lawsuits, claims, bankruptcy claims or proofs of claims and demands of any nature in each case to the extent related to the Assumed Liabilities;
(p)    all billed and unbilled accounts receivable for services rendered and all notes and other receivables, whether due from customers, vendors or suppliers, that arise exclusively from the Business prior to the Closing to the extent included in Final Working Capital, but excluding any right to the payment or repayment of VAT and excluding any Carve-Out Accounts receivable;
(q)    all rights in connection with, and the assets of the Assumed Plans, and all rights in connection with the Multiemployer Plans;
(r)    all Tax Returns (or portions thereof) solely of, with respect to, or related to the Transferred Assets and the Assumed Liabilities (and all books and records, including note papers and work papers, related thereto);
(s)    all Tax assets related to the Transferred Assets and the Assumed Liabilities, including any rights to any refunds of the Asset Sellers and any deposits of the Asset Sellers with any Governmental Body, in each case relating to Taxes that constitute Assumed Liabilities or attributable to any Post-Closing Tax Period or any Post-Closing Straddle Period;
(t)    the properties and assets listed on Section 2.2(t) of the Company Letter; and
(u)    all other assets of the Company and its Subsidiaries (including the Sold Companies and the Sold Subsidiaries) primarily used in or held for use in or otherwise primarily related to the Business and not of a type or category otherwise addressed in any of Section 2.2(a) through Section 2.2(t).
To the extent that any asset that is a “Transferred Asset” as defined pursuant to this Section 2.2 is held by a Sold Company or a Sold Subsidiary at Closing, the parties acknowledge that such Transferred Assets shall be transferred indirectly to the Buyer through the transfer of such Sold Companies and Sold Subsidiaries at Closing.
Section 2.3    Excluded Assets. Notwithstanding anything contained in Section 2.2 to the contrary, the Transferred Assets shall include only the Shares and the assets, properties and rights described in Section 2.2(a) through Section 2.2(u), and, without limiting the foregoing, shall not include, and the Company and the other Sellers shall not sell, grant, convey, transfer, assign or deliver, and the Buyer shall not purchase, acquire or accept, any of the following assets, properties and rights of the Sellers whether or not used by or related to the Business (collectively with any asset, property or right primarily used or held for use, or otherwise primarily related to, the Excluded Businesses, the “Excluded Assets”), all of which assets and properties will be retained by the Company and its Subsidiaries:
(a)    all cash and cash equivalents, bank accounts, bank deposits, investment accounts, lockboxes, certificates of deposit, benefits of credits, prepaid expenses and other deposits, marketable securities or investments in other Persons (other than the Shares), similar types of investments, intercompany loans, certificates of deposit or treasury bills, and other similar items of the Asset Sellers, the Sold Companies and the Sold Subsidiaries (other than Deposits);
(b)    all systems used on a corporate-wide basis and all systems, properties and assets managed by the corporate-wide information technology group of the Company and its Subsidiaries, including management information systems;
(c)    the Company Names; provided, however, that the Buyer shall have limited use of the Company Names and certain Trademarks pursuant to the Harris Trademark License Agreement;
(d)    all other Intellectual Property Rights of the Asset Sellers, Sold Companies or Sold Subsidiaries not specifically described or listed in Section 2.2; provided, however, that the Buyer shall have limited use of certain Intellectual Property Rights pursuant to the Intellectual Property Agreement;
(e)    all rights in connection with, and assets of, Sellers’ Benefit Plans, any offer letters, or any employment, consulting or similar agreements entered into by the Company or its Subsidiaries, and any other employee benefit plan, program, policy or arrangement maintained or contributed to by the Company or its Subsidiaries, in each case, other than the Assumed Plans and the Multiemployer Plans;

(f)    all insurance policies and binders maintained by any Seller, including any Group Policy, and all rights of action, lawsuits, benefits, claims, demands, rights of recovery and set-off, and proceeds, under or with respect to such insurance policies;
(g)    all Excluded Business Records (other than, for the avoidance of doubt, the Tax Returns and books and records described in Section 2.2(r)), wherever located;
(h)    all rights to any refunds of the Asset Sellers, any Tax deposits of the Asset Sellers with any Governmental Body, and any Tax attributes of any of the Asset Sellers, except in each case as provided in Section 2.2(s), or otherwise in this Agreement;
(i)    all real property owned, operated, leased, subleased, licensed by, or for which a right to use or occupy has been granted to, the Sellers, other than the Leased Real Properties;
(j)    all rights of the Sellers relating to benefits, credits, deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof, other than the Deposits;
(k)    all rights of, and all consideration received by, the Company or its Subsidiaries under the Transaction Documents;
(l)    the Government Contracts and any Government Bids, in either case to which a Sold Company or Sold Subsidiary is a party, with respect to their business in the area of, or with or for, the U.S. Federal Aviation Administration whether as part of the “mission sustainment” business or “mission networks” business, except those expressly set forth on Section 2.3(l) of the Company Letter;
(m)    Equity Securities of Manu Kai, LLC and any Contract between the Company or any of its Subsidiaries on the one hand, and Manu Kai, LLC on the other hand;
(n)    all tangible assets and properties and fixed assets, equipment, machinery, operating supplies, furniture, office equipment, data processing equipment, parts, computer equipment, computers, computer peripherals, and other items of personal property that are (i) located at a Harris Shared Location and cannot be removed from such Harris Shared Location without causing material damage to the Harris Shared Location premises, or (ii) as applied to furniture, located at the 2235 Monroe Street, Herndon, Virginia Shared Location;
(o)    all assets, properties and rights to the extent relating to Carve-Out Accounts; and

(p)    the assets referenced in Sections 2.3(p) and Section 7.7 of the Company Letter.
Section 2.4    Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, effective from and after the Closing, the Buyer shall (or shall cause its permitted assigns to), assume and pay, honor, perform and discharge when due the following Liabilities of the Company and its Subsidiaries, and the Sold Companies and the Sold Subsidiaries shall retain the following Liabilities, in each case to the extent resulting from, arising out of, or relating to the Transferred Assets or the Business, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):
(a)    except as provided in Section 2.5(k), all Liabilities to the extent resulting from, arising out of, or relating to the Assumed Contract Obligations, Transferred IP Assets or the Leased Real Properties, with respect to conditions on, under, migrating to or from, or resulting from, arising out of or relating to the Leased Real Properties, in each case arising prior to, on, or after the Closing;
(b)    except as provided in Section 2.5(k), all Liabilities to the extent resulting from, arising out of, or relating to the operation of the Business or the ownership of the Transferred Assets, resulting from, arising out of, or relating to such operation of the Business or ownership of the Transferred Assets, in each case arising prior to, on, or after the Closing;
(c)    except as provided in Section 2.5(k), all Liabilities to the extent resulting from, arising out of, or relating to services provided by the Business, at any time prior to, on, or after the Closing, including all Liabilities and claims resulting from, arising out of or relating to refunds, repairs, replacements or other obligations under any services warranty;
(d)    all Liabilities to the extent resulting from, arising out of, or relating to accounts payable, trade accounts payable and notes payable and other payables of the Business that are included as a Closing Working Capital Liability in the Closing Statements and reflected in the calculation of Closing Working Capital, in each case arising prior to, on, or after the Closing;
(e)    all Liabilities of the Asset Sellers for (i) Taxes to the extent resulting from, arising out of, or relating to the operation of the Business or the ownership of the Transferred Assets, but in each case only to the extent such Taxes are attributable to a Post-Closing Tax Period or Post-Closing Straddle Period (such Taxes relating to such Straddle Period to be apportioned in accordance with the principles of Section 10.4(c)) and (ii) Transfer Taxes for which the Buyer is responsible pursuant to Section 10.4(d);

(f)    all Liabilities to the extent resulting from, arising out of, or relating to the Assumed Plans and the Multiemployer Plans, in each case arising prior to, on, or after the Closing;
(g)    all Liabilities to the extent resulting from, arising out of, or relating to (i) the Transferred Employees or the Former Employees (other than Liabilities resulting from, arising out of or relating any of Sellers’ Benefit Plans that is not an Assumed Plan or a Multiemployer Plan or Liabilities specifically retained by the Sellers under Article VI) and (ii) any Liability specifically assumed by the Buyer under Article VI;
(h)    all Liabilities to the extent resulting from, arising out of, or relating to Business Guarantees, in each case arising prior to, on, or after the Closing;
(i)    all Liabilities to the extent resulting from, arising out of, or relating to (i) any DCAA Liability arising prior to, on, or after the Closing or (ii) Contemplated Incremental Costs arising on or after the Closing; and
(j)    all Environmental Liabilities to the extent resulting from, arising out of, or relating to the operation of the Business or the ownership of the Transferred Assets, arising out of events, conditions or circumstances occurring or existing, in each case arising prior to, on, or after the Closing, except as provided in Section 2.5(k).
Section 2.5    Excluded Liabilities. Neither the Buyer nor any of the Buyer’s Affiliates shall be a successor with respect to, and shall not assume or agree to pay, perform or otherwise discharge, nor shall they be or become responsible hereunder for, any of the following Liabilities of the Company or its Subsidiaries (including the Sold Companies and the Sold Subsidiaries) (such Liabilities, other than those constituting Assumed Liabilities, the “Excluded Liabilities”):
(a)    all Liabilities to the extent resulting from, arising out of, or relating to the Excluded Businesses or any Excluded Assets (it being understood that this Section 2.5(a) shall not include Liabilities incurred by the Buyer or its Affiliates and arising out of transactions between the Buyer or its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other, following the Closing Date);
(b)    all Liabilities of the Company or any of its Subsidiaries or any member of any consolidated, affiliated, combined or unitary group of which any Asset Seller is or has been a member (other than the Sold Companies or Sold Subsidiaries) for Taxes attributable to all Pre-Closing Tax Periods and Pre-Closing Straddle Periods (such Taxes relating to such Straddle Period to be apportioned in accordance with the principles of Section 10.4(c)), including any such Taxes which are not due or assessed until after the Closing Date;

(c)    all Liabilities of the Asset Sellers for Taxes to the extent resulting from, arising out of, or relating to the operation of the Business or the ownership of the Transferred Assets or the Assumed Liabilities to the extent attributable to a Pre-Closing Tax Period or Pre-Closing Straddle Period (such Taxes relating to such Straddle Period to be apportioned in accordance with the principles of Section 10.4(c)), including any such Taxes which are not due or assessed until after the Closing Date;
(d)    all Transfer Taxes for which the Company is responsible pursuant to Section 10.4(d);
(e)    all Liabilities to the extent resulting from, arising out of, or relating to any of the employees (other than Transferred Employees or Former Employees) and other individual service providers of the Company or any of its Subsidiaries;
(f)    all Liabilities to the extent resulting from, arising out of, or relating to (i) Benefit Plans (other than Assumed Plans, the Multiemployer Plans or such Liabilities specifically assumed by the Buyer under Article VI), and (ii) Transferred Employees or Former Employees to the extent specifically retained by the Sellers under Article VI;
(g)    all Liabilities for which the Sellers are expressly made responsible pursuant to this Agreement or any other Transaction Document;
(h)    all Transaction Expenses;
(i)    all Indebtedness for borrowed money of the Asset Sellers to the extent not included in Closing Indebtedness;
(j)    all Liabilities to the extent resulting from, arising out of, or relating to the Carve-Out Accounts;
(k)    all Environmental Liabilities to the extent resulting from, arising out of, or relating to any site other than the Assigned Leased Real Properties, where the Company and/or any of its Subsidiaries have, as of the Closing Date, been identified as a potentially responsible party or otherwise alleged to be liable with respect to any environmental conditions, including the sixty-one (61) sites disclosed in the Company’s Form 10-K filed for the fiscal year ended July 1, 2016; and
(l)    all Liabilities to the extent resulting from, arising out of, or relating to the Honduras Wind-down (including with respect to Taxes required to be paid by or with respect to Harris Communications S.A. de C.V.), whether arising prior to, on or after the Closing Date.

ARTICLE III

THE PURCHASE PRICE; CLOSING
Section 3.1    Purchase Price. On and subject to the terms and conditions of this Agreement, in consideration for the sale, grant, conveyance, transfer and assignment of the Transferred Assets, the Buyer shall assume the Assumed Liabilities and shall pay, or cause to be paid, to the Company, the Estimated Cash Purchase Price, subject to adjustment following the Closing as set forth in and determined pursuant to Section 3.3.
Section 3.2    The Closing. On and subject to the terms and conditions set forth herein, the closing of the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities and the other Contemplated Transactions (the “Closing”) shall be held at the offices of the Company, 1025 West NASA Boulevard, Melbourne, Florida 32919, at 11:00 A.M., Florida time, subject to Section 12.1, on the third (3rd) Business Day after the applicable conditions set forth in Section 8.1 and Section 9.1 (the “Closing Conditions”) are satisfied or otherwise waived (to the extent permitted hereunder) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time, date and place as may be mutually approved by the parties; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder or by applicable Law) of the Closing Conditions (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur on the earlier of (a) a Business Day before or during the Marketing Period specified by the Buyer in writing on no fewer than five (5) Business Days’ notice to the Company and (b) the third (3rd) Business Day immediately following the last day of the Marketing Period; provided, further, (i) that the Company shall have the right, in its sole discretion, to defer the Closing until the first Business Day of the first month after which the Marketing Period has ended and the Closing Conditions have been satisfied or otherwise waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) unless the Parties otherwise agree in writing, no Party shall have an obligation to close prior to the sixtieth (60th) day following the date of this Agreement, and (iii) unless the Parties otherwise agree, the Buyer shall have no obligation to close prior to July 21, 2017 unless prior thereto both (x) the Buyer Benefit Plan Implementation has occurred and (y) the ITAR Registration has been obtained by the Buyer (in which case, in the event that both (x) and (y) have occurred, this clause (iii) of this proviso shall no longer apply after the later to occur of such (x) and (y)) (the date of the Closing, the “Closing Date”). All Contemplated Transactions to occur at the Closing shall be deemed to have occurred simultaneously at 12:01 a.m. on the Closing Date (the “Effective Time”).
Section 3.3    Canada Closing.

(a)    In the event the Canadian Requisite Approvals are not obtained prior to the Closing Date, the transfer of the Canadian Assets pursuant to the Canadian Assignment Agreement shall not occur until the Canadian Closing Date, if any (the “Canada Closing”). Any Contemplated Transactions to occur at the Closing which instead occur on the Canadian Closing Date shall be deemed to have occurred simultaneously at 12:01 a.m. on the Canadian Closing Date.
(b)    In the event the transfer of the Canadian Assets is delayed in accordance with Section 3.3(a), the Company shall cause Harris Canada Systems, Inc. to comply with the provisions of Section 7.4 with respect to the Canadian Assets until the earlier of (i) such time as the transfer of the Canadian Assets is complete on the Canadian Closing Date and (ii) the denial described in Section 3.3(c) is complete.
(c)    In the event that any of the Canadian Requisite Approvals are denied and such denial is final, binding and non-appealable, the Canadian Assets shall not transfer to the Canadian Buyer, and the Canadian Assignment Agreement shall be deemed null and void.
Section 3.4    Purchase Price Adjustment.
(a)    Pre-Closing Statement. No later than four (4) Business Days prior to the Closing Date, the Company will prepare and deliver to the Buyer a certificate (“Estimated Closing Statement”) setting forth (i) the Company’s itemized good faith calculation of (A) Closing Working Capital (such estimate, “Estimated Working Capital”), and (B) the Closing Net Cash (such estimate, “Estimated Net Cash”) and (ii) the calculation of the Estimated Cash Purchase Price as a result of the estimates described in the foregoing clause (i), in each case, which will be accompanied by reasonably detailed supporting calculations. Any currency conversions made in preparation of the foregoing will be made at the Period End Rate as of the Closing Date.
(b)    Closing Statements.
(i)    Within ninety (90) calendar days after the Closing Date, the Buyer will deliver to the Company a closing statement of the Sold Companies and the Sold Subsidiaries and the other Transferred Assets, as of the Effective Time, prepared in good faith (the “Post-Closing Statement”). The Buyer will prepare the Post-Closing Statement in accordance with the Accounting Methodology, and the Post-Closing Statement will be accompanied by a certificate of the Buyer based on such Post-Closing Statement setting forth (i) the Buyer’s itemized good faith calculation of (A) the Closing Working Capital, and (B) the Closing Net Cash, (ii) the resulting calculation of the Final Cash Purchase Price assuming the accuracy of the estimates described in the foregoing clause (i) and (iii) the resulting amount of the adjustment(s), if any, to the Estimated Cash Purchase

Price calculated in accordance with this Section 3.3 (the “Closing Certificate” and together with the Post-Closing Statement, the “Closing Statements”), and will be accompanied by reasonably detailed supporting calculations. Any currency conversions made in preparation of the foregoing will be made at the Period End Rate as of the Closing Date. The Buyer shall not amend, supplement or modify the Closing Statements following delivery to the Company.
(ii)    The Company shall have sixty (60) calendar days from the date on which the Closing Statements are received (“Review Period”) to review the Closing Statements. From the commencement of the Review Period until such time as the Final Cash Purchase Price is finally determined in accordance with this Section 3.3, the Buyer shall provide the Company and its accountants, attorneys and other representatives with reasonable access during normal business hours and upon reasonable notice to (A) the books and records and other Business Records of the Sold Companies and the Sold Subsidiaries or any other documents on which the calculations set forth in the Closing Statements are based, that were used in the preparation of the Closing Statements, or that may be reasonably required by the Company’s accountants or advisors, including the working papers of the Buyer and (subject to execution by the Company, its accountants and applicable representatives of customary indemnification and release letters) (or that otherwise may be reasonably required by the Buyer’s independent auditors) its accountants and other representatives, if any, prepared in connection with the Closing Statements and (B) such of the Buyer’s, the Sold Companies’ and the Sold Subsidiaries’ personnel, accountants and other representatives, who were responsible for preparing or knowledgeable about information relevant to the Company’s review of the Closing Statements, as the Company shall reasonably request. The Buyer hereby agrees that following the Closing Date and prior to the completion of the determination of the Final Cash Purchase Price hereunder, the Buyer shall, and shall cause the Sold Companies and the Sold Subsidiaries to, preserve and not alter or destroy any of the books and records and other Business Records of the Sold Companies and the Sold Subsidiaries, or any other documents on which the calculations set forth in the Closing Statement are based, or which may be useful or helpful to the Company’s accountants or advisors. In the event the Company disagrees with any or all of the calculations set forth in the Closing Statements, the Company shall deliver to the Buyer within the Review Period a written notice of dispute (a “Dispute Notice”) which shall set forth, in reasonable detail, the items and amounts in dispute together with reasonably detailed supporting calculations. If the Company does not deliver a Dispute Notice on or before the final day of the Review Period, then the Company shall be deemed to have irrevocably accepted such Closing Statements and such Closing Statements shall be final and binding. The Buyer and the Company shall use reasonable efforts to resolve any amount in dispute raised in the

Dispute Notice within twenty (20) Business Days (the “Discussion Period”) commencing on the date the Buyer receives the Dispute Notice from the Company. If the Company and the Buyer do not obtain a final resolution within the Discussion Period, then the remaining amounts in dispute (each, a “Disputed Item”) shall be submitted thereafter for resolution to KPMG LLP, or if such firm refuses or is unable to serve in such capacity, or is otherwise not appointed and engaged for such purpose (including due to a conflict of interest), then another independent nationally recognized accounting firm to be agreed upon by the Company and the Buyer acting reasonably (either such firm, as the case may be, the “Accountant”).
(iii)    The Buyer and the Company shall direct the Accountant to conduct such review of the Disputed Items in the Closing Statements that are the subject of such Dispute Notice, such Dispute Notice and any supporting documentation as the Accountant in its sole discretion deems necessary. Each of the Company and the Buyer and their respective representatives shall be afforded the opportunity to present to the Accountant any material such party deems relevant to the dispute; provided that such material and its applications would be in accordance with this Section 3.3, and the Parties shall have a continuing opportunity to discuss the matter and its position with the Accountant, but no such presentation of materials or communication shall be on an ex parte basis unless agreed to in writing by the other Party. In its review and calculation of the Disputed Items, such Accountant shall (A) be limited to a review of whether the Disputed Items were calculated in accordance with the Accounting Methodology and this Section 3.3 (and any related definitions), (B) consider only the Disputed Items in the Dispute Notice and shall therefore be bound as to all other matters and calculations as to which the Closing Statements and the Dispute Notice are in accord, (C) be bound in all respects and for all purposes by the definitions hereof and the Accounting Methodology, and shall select, with respect to each Disputed Item, an amount equal to either the Buyer’s position as set forth in the Closing Statements or the Company’s position, as set forth in the Dispute Notice, (D) not consider in any respect or for any purpose any settlement discussions or settlement offer made by or on behalf of the Buyer or the Company, unless otherwise agreed by the Buyer and the Sellers, and no party hereto will disclose (or permit its representatives to disclose) to the Accountant any such discussions or offer, (E) be limited to fixing mathematical errors and determining whether the Disputed Items were determined in accordance with the Accounting Methodology, and the Accountant is not to make any other determination, including (1) whether U.S. GAAP was followed for any purposes under this Agreement (provided that this clause (1) shall not prevent the application of U.S. GAAP principles to the extent consistent with the Accounting Methodology), (2) whether any of the Target Working Capital Amount, the Estimated Net Cash, or the Estimated Working Capital is correct, (3) the accuracy of

Section 4.9, or any other representation or warranty in this Agreement or (4) compliance by any party with any of its covenants, agreements or obligations in this Agreement (other than this Section 3.3).
(iv)    The Buyer and the Company shall direct the Accountant to, as promptly as practicable and in no event later than thirty (30) calendar days following its retention by the Buyer and the Company, deliver to the Buyer and the Sellers a written report (the “Adjustment Report”) setting forth its calculation of the Final Cash Purchase Price based solely on its determination of the Disputed Items in accordance with this Section 3.3. The Adjustment Report shall set forth, in reasonable detail, the Accountant’s determination with respect to each of the Disputed Items specified in the Dispute Notice, and the revisions, if any, to be made to the Disputed Items of the Closing Statements that are the subject of such Dispute Notice, together with supporting calculations. Such Closing Statements, as so adjusted by the Accountant, shall be the “Final Closing Statements.” The Adjustment Report shall be final and binding on the parties, absent manifest error. The terms “Final Working Capital” and “Final Net Cash” shall mean the Closing Working Capital and Closing Net Cash, in each case, as set forth in the Final Closing Statements.
(v)    The fees and expenses of the Accountant incurred pursuant to this Section 3.3 shall be borne pro rata as between the Company, on the one hand, and the Buyer, on the other hand, in proportion to the final allocation made by such Accountant of the Disputed Items weighted in relation to the claims made by the Company and the Buyer, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.
(c)    Adjustment to Purchase Price.
(i)    The “Final Cash Purchase Price” means (A) six hundred ninety million dollars ($690,000,000), (B) plus the Final Net Cash, (C) (i) plus, the amount, if any, by which (x) the Final Working Capital exceeds (y) the sum of the Target Working Capital Amount plus the amount of the Target Working Capital Collar, or (ii) minus, the amount, if any, by which (x) the Target Working Capital Amount minus the Target Working Capital Collar exceeds (y) the Final Working Capital.
(ii)    If the Final Cash Purchase Price exceeds the Estimated Cash Purchase Price, the Sellers will be entitled to receive the amount by which the Final Cash Purchase Price exceeds the Estimated Cash Purchase Price pursuant to Section 3.4(d) below.

(iii)    If the Estimated Cash Purchase Price exceeds the Final Cash Purchase Price, then the Buyer will be entitled to receive the amount by which the Estimated Cash Purchase Price exceeds the Final Cash Purchase Price pursuant to Section 3.4(d) below.
(d)    Payment of Adjustment. Payment in respect of the Final Cash Purchase Price shall be made by either party in respect of the amounts determined pursuant to this Section 3.3 and will be due and payable within ten (10) Business Days after the amounts are finally determined pursuant to this Section 3.3 by wire transfer of immediately available funds to the account designated in writing by the payee. Any such payment shall be allocated among and made by and to the applicable Persons that transferred and received the applicable Transferred Assets or portions thereof (the applicable Seller and the Buyer or any applicable permitted assignee of the Buyer). The amount of any payment to be made pursuant to this Section 3.3 shall bear interest from and including the Closing Date to, but excluding the date of payment, at a rate per annum equal to the Applicable Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which such interest is due.
(e)    The procedures set forth in this Section 3.3 are the sole and exclusive mechanism for the adjustment of the Estimated Cash Purchase Price. All matters that are the subject of a Dispute Notice shall be conclusively settled between the parties for all purposes of this Agreement (including Section 11.1) pursuant to this Section 3.3, and no claim may thereafter be brought under any other provision of this Agreement (including Section 11.1) with respect to such matters other than to enforce specifically such conclusive settlement.
Section 3.5    Deliveries at the Closing.
(a)    Closing Deliveries by the Company. At or prior to the Closing, the Company shall deliver, or shall cause to be delivered, to the Buyer or its permitted assigns, as applicable, or with respect to clause (vi) below, to DSS, the following:
(i)    the Transaction Documents to which the Company or its Subsidiaries is a party, duly executed by the Company or such Subsidiary, as applicable; provided that the Canadian Assignment Agreement shall be executed and delivered at the Canada Closing;
(ii)    certificates of non-foreign status dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, certifying that the Company and each other Seller (other than Harris Canada Systems, Inc. and Harris

Communications FZCO) is not a disregarded entity and not a “foreign person” as defined in Section 1445 of the Code, in the form attached hereto as Exhibit M;
(iii)    such stock transfers, stock certificates (or local legal equivalent) and other documents evidencing or otherwise necessary to give effect to the transfer of the Shares by each applicable Equity Seller, and in the case of certificated Shares, each duly endorsed in blank, or accompanied by stock powers duly executed in blank;
(iv)    duly executed resignations (effective on the Closing) from each of the officers and directors of the Sold Companies and Sold Subsidiaries that the Buyer has requested to resign by providing notice of the same in writing to the Company at least five (5) Business Days prior to the Closing;
(v)    the officer’s certificate provided for in Section 8.1(c); and
(vi)    a letter delivered electronically to DSS on Company letterhead advising DSS of the imminent Closing of the transactions contemplated by this Agreement and related transfer of the facility security clearances to HITS.
(b)    Closing Deliveries by the Buyer. At or prior to the Closing, the Buyer shall deliver, or shall cause to be delivered, to the Company the following:
(i)    the Estimated Cash Purchase Price as set forth in the Estimated Closing Statement, by wire transfer of immediately available funds in U.S. dollars to one or more accounts of the Company and one or more other Sellers, as the Company may direct, designated at least two (2) Business Days prior to the Closing Date;
(ii)    the Transaction Documents to which the Buyer, or its permitted assigns, as applicable, is a party, duly executed by the Buyer, or its permitted assigns, as applicable; provided that the Canadian Assignment Agreement shall be executed and delivered at the Canada Closing; and
(iii)    the officer’s certificate provided for in Section 9.1(c).
Section 3.6    Consents of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if any assignment or transfer or attempt to make such an assignment or transfer is not permitted without the consent, approval or waiver of, or notice to, a third party or would constitute a breach or violation thereof or affect adversely the rights of the Buyer, or its permitted assigns, or the applicable Seller thereunder. The Company and the Buyer shall use, and the

Buyer shall cause its permitted assigns to use, their commercially reasonable efforts (including the dedication of resources thereto, but without any obligation, by either party, to expend money, commence litigation or offer or grant any financial or other accommodation to any third party) to obtain the consent, approval or waiver of, or provide the required notice to, such third parties to or of the assignment to the Buyer, or its permitted assigns, of any Transferred Asset and any Assumed Liability or any claim or right or any benefit arising thereunder or otherwise transfer the rights and benefits of any Non-assignable Asset (as defined below) to the Buyer, or its permitted assigns; provided that, following the date hereof, the Company and the Buyer shall, and the Buyer shall cause its permitted assigns to, cooperate in good faith to determine each third party from which such consent, approval or waiver shall be sought. If such consent, approval or waiver is not obtained, or such notice is not given, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Company or its Subsidiaries thereunder so that the Buyer, or its permitted assigns, as applicable, would not in fact receive all such rights, or if such asset is not transferable under applicable Law with or without such consent, approval, waiver or notice (any assets so described, the “Non-assignable Assets”), the Company and the Buyer will use their commercially reasonable efforts, including the dedication of resources thereto (but without any obligation to expend money, commence litigation or offer or grant any financial or other accommodation to any third party), to enter into a mutually agreeable arrangement under which the Buyer would assume the obligations and the applicable Seller would provide to the Buyer the benefits of any Non-assignable Asset, including subcontracting, sublicensing, or subleasing to the Buyer, or under which the applicable Seller would enforce for the benefit of the Buyer, with the Buyer assuming such Seller’s obligations under such Non-assignable Asset, any and all rights of such Seller against a third party thereto. The Buyer shall reimburse the Company for Liabilities actually incurred by the Company or its Subsidiaries arising out of the Buyer’s failure to perform thereunder to the extent that (i) the Buyer or its Subsidiaries was aware of its obligations thereunder (including because the Buyer received a copy of the relevant Contract as a Business Record or otherwise), and (ii) any such Liability does not result from the Company’s or any of its Subsidiaries’ gross negligence or willful misconduct (such costs and expenses, the “Alternative Arrangement Costs”). The applicable Seller will promptly pay to the Buyer when received all monies received, after offsetting applicable Alternative Arrangement Costs not yet paid by the Buyer or its Affiliates, by such Seller under such Non-assignable Asset or any claim or right or any benefit arising thereunder. Other than the first sentence of this Section 3.6, the provisions of this Section 3.6 shall not apply to any Government Contract directly held with, or Government Bid directly submitted to, a Governmental Body of the United States Government or the Government of Canada; provided that the entirety of this Section 3.6 shall apply to all other Government Contracts and Government Bids. Provided, in the event the Non-assignable Assets include the Canadian Assets, the Seller and the Buyer, on behalf of the Canadian Buyer, agree that, without the need for any additional agreement to such effect, the benefits of the Canadian Assets shall be for the account of the Canadian Buyer, and the Liabilities associated with the Canadian Assets and Canadian Employees (in each case, to the extent Assumed Liabilities or otherwise would have been assumed in accordance with Article VI, in each case, had the Canada Closing occurred at the Closing) shall be for the account of the Canadian Buyer for the period between the Closing Date and the earlier of the (i) Canadian Closing Date and (ii) denial described in Section 3.3(c).
Section 3.7    Further Assurances; Wrong Pockets.
(a)    From time to time, pursuant to the request of a party delivered to the other party after the Closing Date, and without further consideration by the Buyer, such party shall execute, deliver and acknowledge such other instruments and documents of conveyance and transfer or assumption and shall take such other actions and shall execute and deliver such other documents, certifications and further assurances as the other party reasonably may request in order to vest and confirm more effectively in the Buyer, or its permitted assigns, title to or to put the Buyer, or its applicable permitted assign, more fully in legal possession of, or to enable the Buyer, or its permitted assigns, to use, any of the Transferred Assets, or to enable the Buyer, or its applicable permitted assign, to complete, perform or discharge any of the Assumed Liabilities and to release the Sellers of the Assumed Liabilities (or to release the Sold Companies and Sold Subsidiaries of any Excluded Liabilities) or otherwise enable the parties to carry out the purposes and intent of this Agreement; provided that the Sellers shall not be required to incur Liabilities pursuant to any such arrangement beyond those Liabilities imposed on the Sellers otherwise by this Agreement.
(b)    To the extent that right, title or interest to any asset, property or right which was not used in or related to the Business on the Closing Date, or which is an Excluded Asset, is acquired by the Buyer or any assignee of the Buyer under this Agreement (directly or indirectly, including through the purchase of the Shares), (i) the Buyer shall, and shall cause any applicable assignee of the Buyer to, promptly transfer any such asset, property or right for nominal consideration to such Seller or Subsidiary of the Company as the Company may specify and (ii) to the extent permitted by Law, such asset, property or right shall be held in trust for the relevant Seller or Subsidiary of the Company pending such transfer. The Company shall be responsible for reasonable out-of-pocket expenses incurred by the Buyer and/or any of its Affiliates in connection with the transfer contemplated by this Section 3.7(b).
(c)    To the extent that right, title or interest to any asset, property or right held by the Company or any of its Subsidiaries is determined to be or is otherwise identified as a Transferred Asset, (i) the Company shall, and shall cause its applicable Subsidiaries to, assign, convey or promptly transfer any such asset, property or right (without additional consideration) to such Buyer or applicable assignee of the Buyer as the Buyer may specify (it being understood that such transfer will be subject to Section 3.6) and (ii) to the extent permitted by Law, such asset, property or right shall be held in trust for the Buyer pending such transfer. The Company shall be responsible for reasonable out-of-pocket expenses incurred by the Buyer in connection with the transfer contemplated by this Section 3.7(c).
(d)    Subject to the other provisions of this Agreement, with respect to any Government Contract or Government Bid and any facility security clearances listed on Section 4.13(i)(a) or (b) of the Company Letter, at the Buyer’s written request, the Company shall communicate to the appropriate representative for each Governmental Body, including the procuring agency and the United States Defense Security Service (“DSS”), Public Services and Procurement Canada (“PSPC”), Canada Department of National Defence (“DND”), prime contractor, and/or higher-tier subcontractor, as applicable, the fact that the transactions contemplated by this Agreement are pending and as applicable request that such representative provide information to, or communicate with, a third party in furtherance of the Parties’ obligations under Section 7.11. Subject to the other provisions of this Agreement, such communications shall be made at such time and in such manner as the Company reasonably determines in consultation with the Buyer.
(e)    In accordance with FAR 42.1204, the Company, on behalf of itself, and the other Asset Sellers, and the Buyer, on behalf of the applicable transferee(s), shall submit to the appropriate contracting officer the documentation required for novation of each Government Contract with a Governmental Body of the United States Government (the “Novation Packages”). The Company and the Buyer shall each prepare the initial drafts of its respective components of the Novation Packages and provide such materials to the other Party for review. Prior to submitting the Novation Packages to the applicable Governmental Body, the Company and the Buyer shall each consider in good faith, and incorporate to the extent such Party reasonably determines, any reasonable comments provided by the other Party with respect to the Novation Packages. Each of the Company and the Buyer shall further furnish all of the information and documents reasonably required in connection with any subsequent requests or requirements of the Governmental Body in respect of the Novation Packages.
(f)    The Company and HITS will execute at Closing the Pre-Novation Agreement, which shall apply to all Assigned Government Contracts, to the extent such contracts are Prime Contracts, and outstanding Assigned Bids that if awarded would result in a Prime Contract (other than those addressed by the Canadian Assignment Agreement). In the event of any conflict between this Section 3.7 and the Pre-Novation Agreement, the Pre-Novation Agreement shall control.
(g)    The Company shall cause Harris Systems Canada, Inc. to, and the Buyer shall cause the Canadian Buyer to, execute at the Canada Closing the Canadian Assignment Agreement.

(h)    Prior to the Closing and in accordance with Section 13.7(a), the Buyer shall assign, and shall cause the Canadian Buyer to assume, all of the Buyer’s rights and obligations under this Agreement in respect of the Canadian Assets; provided that such assignment shall not relieve the Buyer of such obligations hereunder.
(i)    Prior to the Closing, the Company shall (i) consult with the Buyer in advance of the Company or any Subsidiary (other than a Sold Company or Sold Subsidiary) submitting any Bid (excluding a Bid with respect to a task order pursuant to an IDIQ contract) that, if outstanding on the date of this Agreement, would have constituted a Material Government Bid, and (ii) in any event, provide reasonably prompt notice to the Buyer following the submission of any Government Bid (excluding a Bid with respect to a task order pursuant to an IDIQ contract) by the Company or any Subsidiary (other than a Sold Company or Sold Subsidiary).
Section 3.8    Performance of Assigned Contracts. To the extent that an Assigned Contract (other than Government Contracts, Government Bids or any Canadian Asset) is not novated in connection with the Closing, the Buyer and the Company shall use commercially reasonable efforts to enter into novation agreements or to otherwise have the Asset Sellers be released from all obligations under such Assigned Contracts (other than Government Contracts, Government Bids or any Canadian Asset). With respect to any Sold Company and Sold Subsidiary which is the transferee, from a Seller or a Subsidiary thereof, of assets, properties or rights used in connection with the Business for which such transfer was made to facilitate the Contemplated Transactions, the Buyer and the Company shall use commercially reasonable efforts to enter into novation agreements or to otherwise have the transferor in such transfer be released from all obligations under any Contracts (other than Government Contracts, Government Bids or any Canadian Asset) transferred in such transfer which have not been novated on or prior to the Closing.
Section 3.9    Allocation of Purchase Price.
(a)    Allocation of Estimated Cash Purchase Price and Final Cash Purchase Price Among Sellers. Within sixty (60) days following the final resolution of the adjustments provided pursuant to Section 3.3, but in no event more than one hundred fifty (150) days after the Closing, the Buyer shall provide to the Company a draft allocation statement that provides the manner in which the Final Cash Purchase Price shall be allocated among each of the Sellers (the “Seller Allocation Statement”); provided, however, that the Seller Allocation Statement shall be subject to the review and approval of the Company in accordance with Section 3.9(c).

(b)    Allocation of Final Cash Purchase Price Among Sellers’ Assets. Within sixty (60) days following the final resolution of the adjustments provided pursuant to Section 3.3, but in no event more than one hundred fifty (150) days following the Closing, the Buyer shall provide to the Company a draft allocation statement that provides the manner in which the Final Cash Purchase Price (plus the Assumed Liabilities and any other liabilities deemed assumed for Tax purposes) shall be allocated among the Transferred Assets (including the Shares and, to the extent necessary under applicable Tax Law, to the assets of any Sold Company or Sold Subsidiary) and the agreements set forth in Section 10.7, which allocations shall be made in accordance with Section 1060 and Section 755 of the Code and the applicable Treasury Regulations and, to the extent not inconsistent therewith, any other applicable Tax Law (the “Tax Allocation Statement” and together with the Seller Allocation Statement, the “Allocation Statements”); provided, however, that the Tax Allocation Statement shall be subject to the review and approval of the Company in accordance with Section 3.9(c).
(c)    If the Company provides no comments with respect to the Allocation Statements by written notice to the Buyer within thirty (30) days after receipt by the Company of the Allocation Statements, then the Allocation Statements shall be deemed final, binding and conclusive for all purposes of this Agreement. If the Company provides any comments with respect to the Allocation Statements by written notice to the Buyer within thirty (30) days after receipt by the Company of the Allocation Statements, and sets forth in such written notice the disputed item or items and the basis for its objection in reasonable detail, then the Company and the Buyer shall negotiate in good faith to resolve any such dispute for a period of thirty (30) days thereafter. If, within thirty (30) days of the Buyer’s receipt of a valid written notice of objection to the Allocation Statements, the Buyer and the Company have not reached an agreement regarding the disputed item or items specified in such written notice, the dispute shall be presented (at the expiration of such thirty (30) day period) to the Accountant, whose determination shall be binding upon the Parties. The Buyer and the Company shall request the Accountant to render its determination within forty-five (45) days. The fees and expenses of the Accountant incurred in connection with the resolution of any dispute under this Section 3.9(c) shall be borne pro rata as between the Company, on the one hand, and the Buyer, on the other hand, in proportion to the final allocation made by such Accountant weighted in relation to the claims made by the Company and the Buyer, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. In the event that any adjustment to the Final Cash Purchase Price is paid between the parties pursuant to the terms of this Agreement (including pursuant to Section 3.9(e)), the Buyer shall promptly provide the Company revised Allocation Statements and the principles of this Section 3.9(c) shall apply to each of the revised Allocation Statements.
(d)    Consistent Reporting. Each of the Company, the other Sellers and the Buyer shall (and shall cause their respective Affiliates in the case of the Buyer, and

Subsidiaries, in the case of the Company to), unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code), (i) timely file with each relevant Governmental Body all forms and Tax Returns required to be filed in connection with the allocations set forth in the Allocation Statements, (ii) be bound by such allocations for all purposes of determining Taxes, (iii) prepare and file all Tax Returns, including all IRS Forms 8594, in a manner consistent with the Allocation Statements (as finally determined in accordance with this Section 3.9) and (iv) take no position in any Tax Return, Tax Contest or for any other Tax purposes that is inconsistent with the Allocation Statements (as finally determined in accordance with this Section 3.9). In the event that any of the allocations set forth in the Allocation Statements are disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify and consult with the other parties concerning the resolution of such dispute, and use commercially reasonable efforts to contest such dispute in a manner consistent with this Section 3.9.
(e)    Adjustments to the Purchase Price. For all Tax purposes, the Buyer and the Sellers agree to treat any amounts payable after the Closing by the Company or any other Seller to the Buyer (or by the Buyer to the Company or any other Seller) pursuant to this Agreement (including, for the avoidance of doubt, any payment under Article XI) as an adjustment to the Final Cash Purchase Price unless otherwise required by applicable Law.
Section 3.10    Withholding Rights. Notwithstanding anything to the contrary in this Agreement, the Buyer and any Affiliate (which following the Closing shall include the Sold Companies and Sold Subsidiaries) or agent of the Buyer shall be entitled to deduct and withhold from any consideration (or portion thereof) payable under this Agreement such amounts as the Buyer and any Affiliate or agent of the Buyer is required to deduct and withhold from such consideration under the Code or any provision of other applicable Tax Law. To the extent such amounts are so deducted and withheld and paid over to the applicable Taxing Authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Person in respect of whom such deduction or withholding was made. To the extent that the Buyer becomes aware of any applicable withholding Taxes, the Buyer (i) shall use commercially reasonable efforts to provide prompt written notice to the Company of the amount of such Tax and (ii) shall use commercially reasonable efforts to consult with the Company in good faith as to the nature of the Tax and the basis upon which such withholding is required. Each of the Buyer and the Company agrees to use their commercially reasonable efforts to mitigate the imposition of any withholding Taxes, but the Buyer will not be required to expend greater than a de minimis amount of funds in using such commercially reasonable efforts.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the letter dated the date of this Agreement that has been provided by the Company to the Buyer concurrently with the execution of this Agreement (the “Company Letter”), subject to Section 1.3(v), the Company hereby represents and warrants to the Buyer as follows:
Section 4.1    Organization; Authority. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Sellers is a corporation or other legal entity validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized and duly qualified to do business in each jurisdiction where the nature of the Transferred Assets makes such qualification necessary, except for those jurisdictions where the failure to be existing or in good standing or duly qualified, individually or in the aggregate, would not have a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Sellers has all necessary corporate or other applicable entity power, as the case may be, and authority to own or lease the Transferred Assets, and together with the Sold Companies and the Sold Subsidiaries, to operate the Business. Each of the Sellers has all necessary corporate power and authority to sell, grant, convey, transfer, and assign the Transferred Assets to the Buyer as contemplated by this Agreement, and to execute and deliver this Agreement and each Transaction Document to which it is or will be a party and to perform its obligations hereunder and thereunder. The Company has made available to the Buyer copies of the organizational documents of the Sold Companies and Sold Subsidiaries as in effect as of the date hereof.
Section 4.2    Authorization of Transaction. The execution, delivery and performance of this Agreement and the Transaction Documents by each of the Sellers, the Sold Companies, the Sold Subsidiaries or the Company’s Subsidiaries, as applicable, and the consummation by each of them of the Contemplated Transactions have been, in the case of the Company, and will be prior to the Closing, in the case of the other Sellers, the Sold Companies, the Sold Subsidiaries or the Company’s Subsidiaries, as applicable, duly authorized by all necessary corporate or other applicable legal entity action on the part of such party, and, upon such authorization, no other corporate or shareholder proceedings or actions are necessary to authorize and consummate this Agreement, the Transaction Documents or the Contemplated Transactions. The Company has duly executed this Agreement and on the Closing Date each of the Sellers, the Sold Companies, the Sold Subsidiaries or the Company’s Subsidiaries, as applicable, will have duly executed and delivered the applicable Transaction Documents to which such Seller, Sold Company, Sold Subsidiary or Company Subsidiary will be a party.

Assuming due authorization, execution and delivery by the Buyer or its Affiliates, as applicable, this Agreement constitutes the valid and binding obligation of the Company and each such Transaction Document when so executed and delivered will constitute the valid and binding obligation of each of the Sellers, the Sold Companies, the Sold Subsidiaries or the Company’s Subsidiaries, as applicable, enforceable against such Seller in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect relating to or affecting the enforcement of creditors’ rights generally, and (b) general equitable principles with respect to the availability of specific performance or other equitable remedies (whether considered in a proceeding in equity or at law) (the “Insolvency and Equity Exceptions”).
Section 4.3    No Violations. The execution, delivery and performance of this Agreement and the Transaction Documents by the Sellers, the Sold Companies, the Sold Subsidiaries or the Company’s Subsidiaries, as applicable, and the consummation by the Sellers of the Contemplated Transactions, do not and will not: (a) conflict with or result in any violation of or constitute a breach of the Organizational Documents of the Sellers, the Sold Companies or the Sold Subsidiaries; (b) result in the creation of any Lien (except for Permitted Liens) upon any of the Transferred Assets; (c) violate any material Order against or binding upon, the Sellers, the Sold Companies or the Sold Subsidiaries, the Business or any of the Transferred Assets; (d) subject to compliance with the requirements of the Antitrust Laws, violate any Law applicable to the Sellers, the Sold Companies, the Sold Subsidiaries, the Business or the Transferred Assets including the assets of the Sold Companies and Sold Subsidiaries; or (e) require a consent, notice, authorization or approval under, result in the loss of any material benefit under, require any material payment pursuant to, conflict with, result in a material violation, termination or material breach of, or constitute (with or without due notice or lapse of time or both) a default under or create in a counterparty the right to accelerate, terminate, modify or cancel, any Material Contract, Material Government Contract (other than as set forth on Section 4.13(a)(i) or Section 4.13(a)(iii) of the Company Letter) or Permit; except with respect to each of the foregoing clauses (c) through (e) above, as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.4    Governmental Consents and Approvals. Assuming the accuracy of Section 5.4, except for (a) filings under the Antitrust Laws, (b) Investment Canada Act Notification, (c) novation of each Assigned Government Contract that is a Prime Contract by a Governmental Body of the United States Government under FAR Subpart 42.12, (d) approval of the Canadian Assignment Agreement assigning, inter alia, the Government Contract with the Government of Canada, (e) filings required solely related to the identity of or any business conducted by the Buyer or its Affiliates, (f) all consents and approvals of Governmental Bodies listed on Section 8.1(e) of the Company Letter, (g) filings that may be required under applicable securities Laws, (h) filings of this Agreement or any Transaction Documents that may be required under Law in any jurisdictions other than the U.S. and Canada, (i) filings of the Intellectual Property Assignment Agreements with the U.S. Patent and Trademark Office or the U.S. Copyright Office, as applicable, (j) approvals, consents, waivers or authorizations that may be required as a result of the identity or character of the Buyer and (k) any other approval, consent, waiver or authorization of any Governmental Body where the failure to obtain such would not reasonably be likely to have a Material Adverse Effect, no approval, consent, waiver or authorization from any Governmental Body is required for or in connection with the execution and delivery by the Company of this Agreement or the Transaction Documents to which any of the Sellers are or will be a party or the consummation by the Sellers of the Contemplated Transactions.
Section 4.5    Capitalization of the Sold Companies and the Sold Subsidiaries.
(a)    Set forth on Section 4.5(a) of the Company Letter is the jurisdiction of incorporation, formation or organization and the number of authorized, issued and outstanding Shares of each of the Sold Companies, and there are no other authorized, issued or outstanding Equity Securities of any of the Sold Companies. The Shares are owned of record free and clear of any Liens (other than Liens described in clause (l) of the definition of Permitted Liens), by the Equity Seller(s) identified on Section 4.5(a) of the Company Letter as owning such Shares (and which Shares constitute 100% of the issued and outstanding securities of the Sold Companies) and each of the Equity Sellers has good, valid and marketable title (to the extent such concepts are applicable) to such Shares. The Equity Sellers have full right, power and authority to transfer and deliver to the Buyer good, valid and marketable title (to the extent such concepts are applicable) to the Shares, free and clear of all Liens (other than Liens described in clause (l) of the definition of Permitted Liens), and the Equity Sellers do not own, or have any interest in or right to acquire, any equity interests in the Sold Subsidiaries (and each Subsidiary thereof) other than the Shares held by each Equity Seller. All of the Shares have been validly issued, are fully paid and nonassessable (with respect to jurisdictions that recognize such concept) and have not been issued in violation of any preemptive or similar rights. Except as set forth on Section 4.5(a) of the Company Letter or as expressly set forth in the Organizational Documents of a Sold Company, there are no outstanding Contracts, subscriptions, redemptions, profit participations, stock appreciation, phantom stock, options, warrants, calls, rights or any other agreements or other rights, relating to the sale, issuance or voting of any Equity Securities of any of the Sold Companies, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any of the Equity Securities of any of the Sold Companies.
(b)    Set forth on Section 4.5(b) of the Company Letter is the jurisdiction of incorporation, formation or organization and the number of authorized, issued and outstanding Equity Securities of each of the Sold Subsidiaries, and there are no other authorized, issued or outstanding Equity Securities of any of the Sold Subsidiaries. Except as set forth on Section 4.5(b) of the Company Letter, all of the Equity Securities of the Sold Subsidiaries are owned of record free and clear of any Liens (other than Liens described in clause (l) of the definition of Permitted Liens), by the Sold Company or Sold Subsidiary identified on Section 4.5(b) of the Company Letter as owning such Equity Securities. All of the Equity Securities of the Sold Subsidiaries have been validly issued, are fully paid and nonassessable (with respect to jurisdictions that recognize such concept) and have not been issued in violation of any preemptive or similar rights. Except as set forth on Section 4.5(b) of the Company Letter or as expressly set forth in the Organizational Documents of a Sold Subsidiary, there are no outstanding Contracts, subscriptions, redemptions, profit participations, stock appreciation, phantom stock, options, warrants, calls, rights or any other agreements or other rights, relating to the sale, issuance or voting of any Equity Securities of any of the Sold Subsidiaries, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any Equity Securities of any of the Sold Subsidiaries.
(c)    Each of the Sold Companies and Sold Subsidiaries is a corporation or other legal entity validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized and duly qualified to do business in each jurisdiction where the nature of its business or properties makes such qualification necessary, except for those jurisdictions where the failure to be existing, in good standing, or so qualified, individually or in the aggregate, would not have a Material Adverse Effect. Each of the Sold Companies and Sold Subsidiaries has all necessary corporate or other applicable entity power, as the case may be, and authority to own, lease and operate its properties and assets and to carry on its respective businesses as currently conducted as it pertains to the Business, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.6    Title to and Sufficiency of Transferred Assets.
(a)    One or more of the Company and its Subsidiaries has good and marketable title to, a valid leasehold interest in, or a valid license or right to own, possess or use, as applicable, all Transferred Assets (other than (i) the Shares, (ii) the Intellectual Property Rights, in respect of which no representation or warranty is made in this Section 4.6(a), and (iii) the Assigned Leased Real Property, in respect of which no representation or warranty is made except as set forth in this Section 4.6).
(b)    Leased Real Property.
(i)    Section 2.2(b) of the Company Letter lists (i) the address of all Assigned Leased Real Property and (ii) a complete and accurate list of the Assigned

Leases. One or more of the Asset Sellers named under each Assigned Lease has a good, valid and enforceable leasehold interest in, or a good, valid and enforceable license or right to occupy and use, each Assigned Leased Real Property, free and clear of any and all Liens, other than Permitted Liens.
(ii)    Section 4.6(b) of the Company Letter lists (i) the address of all real property leased, subleased, or licensed by or for which a right to use or occupy has been granted to, as lessor, lessee, sublessor, sublessee, licensor or licensee, any Sold Company or Sold Subsidiary (each property, a “Sold Company and Sold Subsidiary Leased Real Property”); and (ii) a complete and accurate list of the Contracts pursuant to which any Sold Company or Sold Subsidiary leases, subleases or licenses, or is granted a right to use or occupy the Sold Company and Sold Subsidiary Leased Real Properties, as lessee, sublessee or licensee, including all amendments, modifications and supplements thereto (together with the Assigned Leases, the “Real Property Leases”). One or more of the Sold Companies or Sold Subsidiaries has a good, valid and enforceable leasehold interest in, or a good, valid and enforceable license or right to use, each Sold Company and Sold Subsidiary Leased Real Property, free and clear of any and all Liens, other than Permitted Liens.
(iii)    Section 1.1(d)(i) and Section 1.1(d)(ii) of the Company Letter set forth a complete and accurate list of the address of all Shared Locations.
(iv)    The Company has furnished or otherwise made available to the Buyer true and complete copies of each Real Property Lease. Except as set forth on Section 4.6(b)(iv)(1) of the Company Letter, each Real Property Lease is in full force and effect and each Real Property Lease is a valid and binding obligation on the Asset Seller, Sold Company or Sold Subsidiary party thereto and, subject to the Knowledge of the Company, any other party thereto. Except as set forth on Section 4.6(b)(iv)(2) of the Company Letter, (A) none of the Company, any Asset Seller, any Sold Company or any Sold Subsidiary has received written notice that any Asset Seller, any Sold Company or any Sold Subsidiary is in breach or default under any Real Property Lease and, to the Knowledge of the Company, no other party thereto is in breach or default thereunder, (B) none of the Company, any Asset Seller, any Sold Company nor any Sold Subsidiary has received written notice that remains uncured that any event has occurred that, with or without the lapse of time or the giving of notice, or both, would constitute a breach or default under any Real Property Lease by any Asset Seller, any Sold Company, any Sold Subsidiary or, to the Knowledge of the Company, any other party thereto, (C) none of the Company, any Asset Seller, any Sold Company nor any Sold Subsidiary has received written notice that any counterparty to any Real Property Lease intends to terminate a Real Property Lease, (D) none of the Company, any Asset Seller, any Sold Company or any Sold Subsidiary has vacated or abandoned any of the Leased Real Property or any portion thereof, or given notice of its intent to do the same, and (E) none of the Company, any Asset Seller, any Sold Company nor any Sold Subsidiary has received written notice in the twelve (12) months prior to the date hereof that remains uncured from any Governmental Body or other Person that the use and occupancy of any Leased Real Property, as currently used and occupied by the Asset Sellers, Sold Companies or Sold Subsidiaries, the conduct of the Business thereon, as currently conducted, and the structures and improvements located thereon, violate in any material respect any deed restrictions, applicable Law consisting of building codes, zoning, subdivision or other land use or similar Laws and, to the Knowledge of the Company, there are no such material violations, except to the extent any of the foregoing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 4.6(b)(iv)(3) of the Company Letter, none of the Company, any Asset Seller, any Sold Company or any Sold Subsidiary has given any written notices to any landlord or otherwise indicated to any landlord that such Asset Seller, Sold Company or Sold Subsidiary either will or will not be exercising any right or option to purchase any of the Leased Real Properties or any portion thereof.
(c)    No Sold Company or Sold Subsidiary owns any real property. The real property listed on Section 2.2(b) of the Company Letter and Section 4.6(b) of the Company Letter constitutes all of the material real property interests leased by the Asset Sellers, the Sold Companies and the Sold Subsidiaries and used to conduct the Business (other than (x) real property on which corporate-wide activities of the Company and its Subsidiaries are conducted, (y) Shared Locations and (z) real property that constitutes Excluded Assets), and there are no other leases, licenses or other agreements, written or oral, of any Asset Seller, Sold Company or Sold Subsidiary affecting the use or occupancy of the real property listed on such Sections of the Company Letter, except Permitted Liens.
(d)    The Transferred Assets (including those held by the Sold Companies and Sold Subsidiaries at and immediately following the Closing) and the Shares, together with rights and services provided to the Buyer in accordance with the terms of the Transaction Documents (including the Transition Services Agreement, the Harris Trademark License Agreement and the Intellectual Property Agreement), taken as a whole constitute all of the assets (whether tangible or intangible), rights, and properties necessary for the conduct of the Business immediately following the Closing in substantially the same manner in all material respects as conducted on the date hereof and as conducted during the period since the Financial Statements Date, subject to the matters addressed by Section 7.11, except for Business Guarantees terminated in accordance with Section 7.7, Carve-Out Accounts cancelled, repaid or otherwise eliminated in accordance with Section 7.8, any services on the “Excluded Services” schedule of the Transition Services Agreement, goodwill associated with the Excluded Business, Group Policies, and, in the event of the denial described in Section 3.3(c), the Canadian Assets.
(e)    The tangible assets which are included in the Transferred Assets are, except for ordinary wear and tear, in reasonably good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.7    Compliance with Law; Permits.
(a)    Since July 1, 2014, none of the Sellers, the Sold Companies or the Sold Subsidiaries have been in material violation or default under any Law applicable to the Business. Each of the Sellers, the Sold Companies and the Sold Subsidiaries are each duly licensed under Law and possess all material Permits necessary for the conduct of the Business, except where the failure to be so licensed or to possess such Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, since July 1, 2014 until the date of this Agreement, none of the Sellers, the Sold Companies or the Sold Subsidiaries, has received any written notice from any Governmental Body regarding any actual, alleged, possible or potential violation or failure to comply with, any applicable Law or Order which alleged violation or failure to comply, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since July 1, 2014, the Sellers, the Sold Companies and the Sold Subsidiaries:
(i)    have not exported, re-exported or transferred any items, Computer Software, technical data, defense services, or controlled-technology except in compliance in all material respects with, and the Sellers, the Sold Companies and the Sold Subsidiaries are in compliance in all material respects with, applicable Export Control Laws and Sanctions Laws; and
(ii)    have not received any written notice that any of them is under investigation by any Governmental Body in relation to any Export Control Laws or Sanctions Laws; or
(iii)    have not been subject to any pending or, to the Knowledge of the Company, threatened in writing Actions with respect to any Export Control Laws or Sanctions Laws.

(c)    None of the Sellers, Sold Companies or the Sold Subsidiaries nor any directors, administrators, officers, board of directors (supervisory and management), members, or, to the Knowledge of the Companies, employees of the Sellers, any Sold Companies or the Sold Subsidiaries is a Sanctioned Person. The Sold Companies and the Sold Subsidiaries have in place commercially reasonable controls and systems to ensure compliance in all material respects with Sanctions Laws in each of the jurisdictions in which the Sold Companies and the Sold Subsidiaries currently do business.
(d)    The Sellers, the Sold Companies and the Sold Subsidiaries, and their directors, officers and employees, and to the Knowledge of the Company, their respective agents and representatives (the “Representatives”) are and since July 1, 2011, have been in material compliance with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to the Sellers, the Sold Companies and the Sold Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Business operates or has operated and in which any agent thereof is conducting or has conducted business involving the Business. As of the date of this Agreement, no proceeding by or before any Governmental Body against the Business or any of its Representatives involving FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the Knowledge of the Company, threatened in writing. Since July 1, 2011, no civil or criminal penalties have been imposed on the Business with respect to violations of any applicable anti-bribery, anti-corruption or anti-money laundering law, nor have any disclosures been submitted to any Governmental Body with respect to alleged violations of the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law.
Section 4.8    Legal Proceedings. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing, against the Sold Companies or the Sold Subsidiaries or with respect to, in connection with or involving the Business, that, individually or in the aggregate, is or would reasonably be expected to be material to the Business, taken as a whole. None of the Sellers, the Sold Companies, or the Sold Subsidiaries is subject to any decree, injunction or order of any Governmental Body against such respective Seller, Sold Company or Sold Subsidiary that, individually or in the aggregate, would be reasonably expected to be material to the Business, taken as a whole.
Section 4.9    Financial Statements.
(a)    Attached as Section 4.9 of the Company Letter is an unaudited statement of net assets and income statement of the Business for the fiscal year ended July 1, 2016 (the “Financial Statements Date”), collectively being referred to as the “Financial

Statements”. The Financial Statements have been and the Audited Financial Statements when delivered to Buyer will be prepared in all material respects in accordance with the accounting records and policies of the Company and in accordance with U.S. GAAP consistently applied during the periods involved and, in each case, fairly present, in all material respects, (i) the financial position and condition, assets and liabilities of the Business and (ii) the results of operations of the Business for the period therein of the Business as of the date specified therein, except (w) as set forth on Section 4.9 of the Company Letter, (x) such deviations from U.S. GAAP or their consistent application as are referred to in the notes to the Audited Financial Statements, (y) with respect to the Financial Statements, normal quarter-end and year-end audit adjustments, none of which are material individually or in the aggregate, and (z) that the Financial Statements do not contain all footnote disclosures required by U.S. GAAP.
(b)    As of the date hereof, the Business does not have Liabilities that are required to be set forth on a consolidated statement of net assets prepared in accordance with U.S. GAAP, except (i) Liabilities to the extent reflected on the Financial Statements or Section 4.9 of the Company Letter, (ii) Liabilities incurred in the ordinary course of the Business since the Financial Statements Date, (iii) Liabilities incurred in connection with the Contemplated Transactions, (iv) Excluded Liabilities, (v) Liabilities for future performance under any Contract relating to the Business and (vi) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    Since July 3, 2015, there have been no internal investigations regarding financial reporting or accounting policies or practices at or with respect to the Business initiated at the direction of the chief executive officer, chief financial officer or general counsel of, or board of directors of or any committee of the board of directors of, any Seller, Sold Company or Sold Subsidiary other than in the ordinary course of business. Since July 3, 2015, to the Knowledge of the Company, there are no material weaknesses or significant deficiencies in the internal controls over financial reporting of the Sellers, Sold Companies or Sold Subsidiaries with respect to the Business, and, to the Knowledge of the Company, there are no deficiencies that would adversely affect the ability to prepare financial statements of the Business in conformity with U.S. GAAP in any material respect, subject to the customary exceptions with respect to unaudited financial statements.
(d)    The accounting controls of the Sold Companies and Sold Subsidiaries are sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary to permit the preparation of financial statements of the Company in accordance with U.S. GAAP, and to maintain proper accountability for such items.

Section 4.10    Absence of Material Changes. Since the Financial Statements Date until the date of this Agreement:
(a)    there has not occurred any Material Adverse Effect;
(b)    other than with respect to the transactions contemplated by this Agreement, actions reasonably necessary to complete the integration of the business of Exelis Inc. into the Company, or actions taken in connection with Section 7.5, the business has been operated, in all material respects, in the ordinary course of business; and
(c)    the Sold Companies and the Sold Subsidiaries have not taken or agreed to take any action that, if taken during the period from the date of this Agreement to the Closing, would constitute a breach of Sections 7.4(d), 7.4(f) (other than with respect to any Sellers’ Benefit Plan), 7.4(g), 7.4(k) or 7.4(l).
Section 4.11    Intellectual Property.
(a)    Section 4.11(a) of the Company Letter sets forth a complete list of (i) all Transferred IP Assets and (ii) except for the Excluded Assets, all material Intellectual Property Rights owned by any of the Sold Companies or any of the Sold Subsidiaries, in each case of (i) and (ii) that are registered or applied for Trademarks, issued or pending Patents, registered or applied for Copyrights or registered Domain Names (including: (w) for each Patent, the current owner, the number and country in which such patent has issued, or, if not issued, the application serial number, date of filing and country (x) for each Trademark, the current owner, the country, registration number and issue date, or if not registered, the country, application serial number and application date, (y) for each Copyright, the current owner, the country, registration number and issue date, or if not registered, the country and application date, and (z) for each Domain Name, the current owner and expiration date (collectively, the “Listed Intellectual Property”)). To the Knowledge of the Company, the Listed Intellectual Property is valid, subsisting and enforceable.
(b)    Except as set forth on Section 4.11(b) of the Company Letter, the applicable Asset Seller, Sold Company or Sold Subsidiary (i) exclusively owns, beneficially and of record, each item of Listed Intellectual Property free and clear of any Liens (excluding Permitted Liens) and (ii) to the Knowledge of the Company, owns or has valid licenses to all other material Intellectual Property Rights to the extent included in the Transferred Assets or used by any of the Sold Companies or Sold Subsidiaries in the operation of the Business, as applicable.
(c)    Except as set forth on Section 4.11(c) of the Company Letter, (i) the conduct of the Business (including the products and services of the Sold Companies and Sold

Subsidiaries) as currently conducted, and as conducted in the past two (2) years, does not, in any material respect, infringe, misappropriate, or otherwise violate, and has not in any material respect, infringed, misappropriated, or otherwise violated, any Person’s Intellectual Property Rights, and (ii) there has been no such Action asserted or, to the Knowledge of the Company, threatened (including in the form of offers or invitations to obtain a license) in the past two (2) years against the Sellers (to the extent related to the conduct of the Business), the Sold Companies or any Sold Subsidiary.
(d)    To the Knowledge of the Company, (i) no Person is infringing, misappropriating, or otherwise violating any material Transferred IP Assets or any material Intellectual Property Rights owned by the Sold Companies or any of the Sold Subsidiaries, and (ii) no such Actions have been asserted or threatened against any Person by the Sellers (to the extent related to the conduct of the Business), the Sold Companies or any Sold Subsidiary in the past two (2) years.
(e)    The Sellers, Sold Companies and Sold Subsidiaries take commercially reasonable measures to protect the confidentiality of material Trade Secrets owned or used by the Sellers (to the extent related to the conduct of the Business), the Sold Companies or any of the Sold Subsidiaries in the conduct of the Business. To the Knowledge of the Company, no Person is or has been in breach of any non-disclosure agreement in respect of any such material Trade Secrets.
(f)    Except as set forth on Section 4.11(g) of the Company Letter, the applicable Asset Seller, Sold Company or Sold Subsidiary exclusively owns, free and clear of any Liens (excluding Permitted Liens), the Intellectual Property Rights set forth on Section 2.2(l) of the Company Letter.
(g)    Section 4.11(g) of the Company Letter sets forth a list of (i) all issued and pending Patents included in the Listed Intellectual Property in which a U.S. Governmental Body may have a paid-up license and (ii) all Transferred IP Assets set forth on Section 2.2(l) of the Company Letter for which direct funding of a U.S. Governmental Body was used to develop or create.
(h)    During the past twelve (12) months, (i) to the Knowledge of the Company, none of the Asset Sellers, the Sold Companies nor any Sold Subsidiary has experienced any material defects or disruptions in the functionality of the Computer Software used in the conduct of the Business and (ii) (x) there have been no material security breaches in the information technology systems used by the Asset Sellers, the Sold Companies or any Sold Subsidiary in the conduct of the Business (the “Company IT Systems”) in which a third party gained unauthorized access to any material confidential information of the Business and (y) to the Knowledge of the Company, there have been no other material security breaches in the Company IT Systems. To the Knowledge of the Company, no Computer Software used in the Business contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Computer Software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other code or routines that permit unauthorized access or the unauthorized disablement or erasure of such Computer Software or information or data (or all parts thereof) or other Computer Software of users. To the Knowledge of the Company, the Asset Sellers, Sold Companies and any Sold Subsidiary have not delivered, licensed or made available, and the Asset Sellers, Sold Companies and any Sold Subsidiary have no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any material Computer Software included in the Transferred IP Assets or owned by any Sold Company or any Sold Subsidiary, to any escrow agent or other Person (other than with respect to non-exclusive rights held by the U.S. Government). No such material Computer Software is subject to the terms of any “open source” or other similar license that requires any source code of such Computer Software to be disclosed, licensed, publicly distributed, or dedicated to the public.
(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Sellers (to the extent related to the conduct of the Business), Sold Companies and Sold Subsidiaries are in material compliance with all applicable Laws, as well as their own rules, policies, and procedures, relating to privacy, data protection, and the collection, retention, protection, and use of personal information collected, used, or held for use by the Sellers (to the extent exclusively related to the conduct of the Business), Sold Companies and Sold Subsidiaries. Since July 1, 2014 until the date of this Agreement, no Actions have been asserted or threatened against the Sellers (to the extent related to the conduct of the Business), the Sold Companies or any Sold Subsidiary alleging a violation of any Person’s privacy or personal information or data rights. To the Knowledge of the Company, the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law or rule, policy, or procedure related to privacy, data protection, or the collection, retention, protection, and use of personal information collected, used, or held for use by or on behalf of the Sellers (to the extent related to the conduct of the Business), Sold Companies and Sold Subsidiaries in the conduct of the Business. The Sellers (to the extent related to the conduct of the Business), Sold Companies and Sold Subsidiaries take reasonable measures to ensure that such information is protected against unauthorized access, use, modification, disclosure, or other misuse.
(j)    Except as set forth on Section 4.11(j) of the Company Letter, (i) since July 1, 2014 until the date of this Agreement, the Company has complied in all material respects with all applicable Laws and contractual requirements pursuant to the Current Government Contracts relating to the placement of legends or restrictive markings on material

Intellectual Property Rights developed at private expense by such parties and delivered, deliverable or otherwise provided to a Governmental Body and (ii) since July 1, 2014 until the date of this Agreement, no Asset Seller, Sold Company, or Sold Subsidiary has received any written notice that a Governmental Body has objected to or otherwise challenged any assertions by an Asset Seller, Sold Company, or Sold Subsidiary restricting a Governmental Body’s rights in material Intellectual Property Rights delivered, deliverable or otherwise provided, directly or indirectly through other Persons, to any Governmental Body in connection with a Current Government Contract.
Section 4.12    Contracts. The Company has made available to the Buyer a true and complete copy, including any amendments, of all outstanding Material Contracts existing as of the date hereof. “Material Contract” means any Contract (other than Benefit Plans, collective bargaining agreements, Real Property Leases, Government Contracts and Government Bids) primarily related to the Business or any of the Transferred Assets that is (for purposes of this Section 4.12, subject to Section 1.3(v), references to “Sellers” and/or “Asset Seller” shall also be deemed to include reference to the Company or one of its other Subsidiaries to the extent party to or bound by a Material Contract on behalf of the Business):
(a)    a Contract under which any of the Sellers, Sold Companies or Sold Subsidiaries has made payments of more than $2,000,000 in the twelve (12) months ended July 1, 2016;
(b)    a Contract under which any of the Sellers, Sold Companies or Sold Subsidiaries has received payments of more than $2,000,000 in the twelve (12) months ended July 1, 2016;
(c)    a Contract that is a joint venture agreement, operating agreement or similar agreement with respect to an Equity Security that any Sold Company or Sold Subsidiary has in a Person that is not directly or indirectly wholly owned by the Company;
(d)    a Contract that contains any (i) “most favored nation” or similar provision in favor of a Person other than the Sold Companies or any Sold Subsidiary, (ii) a provision expressly requiring any Sold Company or a Sold Subsidiary to purchase goods or services exclusively from another Person or (iii) express restriction on the ability of any Sold Company or any Sold Subsidiary to compete in any line of business or with any Person or to provide services generally or in any market segment or any geographic area;
(e)    a Contract pursuant to which any Sold Company or any Sold Subsidiary has incurred or become liable for any Indebtedness owed to a Person other than the Company or a Subsidiary of the Company and that is currently outstanding;

(f)    a Contract or series of related Contracts under which any Sold Company or any Sold Subsidiary may be obligated to dispose of or acquire any assets or properties material to the Business, other than dispositions or acquisitions in the ordinary course of business;
(g)    a Contract pursuant to which (i) any Asset Seller, any Sold Company or any Sold Subsidiary is granted or obtains any right to use any Intellectual Property Rights material to the Business or (ii) an Asset Seller, Sold Company or Sold Subsidiary, as applicable, permits any other Person to use any material Transferred IP Assets or Intellectual Property Rights owned by a Sold Company or a Sold Subsidiary, including any license agreements, coexistence agreements, and covenants not to sue (in each of (i) and (ii), other than (A) Contracts granting rights to use commercially available Computer Software having a replacement cost less than $250,000 in the aggregate and (B) Contracts entered into with customers of the Business in the ordinary course of business);
(h)    a lease of real property under which any Asset Seller, Sold Company or Sold Subsidiary is a lessor, landlord or sublessor; and
(i)    a Contract for the acquisition or disposition of material assets of the Business outside the ordinary course of business (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise), to the extent any actual or contingent material obligations of a Seller, Sold Company or a Sold Subsidiary thereunder remain in effect.
A list as of the date of this Agreement of all Material Contracts is set forth on Section 4.12 of the Company Letter. Each Material Contract is a valid and binding agreement of the applicable Seller or Sold Subsidiary, and to the Knowledge of the Company, of each other party thereto, and is in full force and effect and is enforceable against the Company or its applicable Subsidiary, and, to the Knowledge of the Company, the other parties thereto, in each case, in all material respects in accordance with its terms (subject to the Insolvency and Equity Exceptions). Except as would not have a Material Adverse Effect, each Material Contract, except for breaches or defaults that have been cured and for which the breaching or defaulting party has no Liability, there does not exist thereunder any breach or default on the part of any Seller or any Sold Company or Sold Subsidiary, and there does not exist, to the Knowledge of the Company, any event, occurrence or condition, which (after notice, passage of time, or both) would constitute or give rise to any such breach or default thereunder.
Section 4.13    Government Contracts.
(a)    Generally.

(i)    Section 4.13(a)(i) of the Company Letter identifies each Material Government Contract existing as of the date of this Agreement with respect to which performance has not been completed (other than an Assigned Government Contract or any Prime Contract). For each such Material Government Contract, Section 4.13(a)(i) of the Company Letter identifies the parties to the Material Government Contract and any consents that must be obtained, or required notifications, to consummate the Contemplated Transactions.
(ii)    Section 4.13(a)(ii) of the Company Letter identifies each Material Government Bid (other than an Assigned Bid) existing as of the date of this Agreement. For each such Material Government Bid, Section 4.13(a)(ii) of the Company Letter identifies the parties to such Government Bid, date of submission, and expected award date.
(iii)    Section 4.13(a)(iii) of the Company Letter identifies (A) each Assigned Government Contract that is a Material Government Contract with respect to which performance has not been completed and (B) each Assigned Bid that is a Material Government Bid. For each such Assigned Government Contract, Section 4.13(a)(iii)(A) of the Company Letter identifies the parties to the Assigned Government Contract and any consents that must be obtained, or required notifications, to consummate the Contemplated Transactions. For each such Assigned Bid, Section 4.13(a)(iii)(B) of the Company Letter identifies the parties to the Assigned Bid, date of submission and expected award date.
(iv)    Except in the case of an Assigned Government Contract or Assigned Bid, a Sold Company or Sold Subsidiary is a party to each Current Government Contract and each Government Bid, irrespective of the amount of future revenue expected from such Current Government Contract or Government Bid. Except as set forth on Section 4.13(a)(iv) of the Company Letter, with respect to each outstanding Material Government Bid, neither the Company nor any of its Subsidiaries has (A) submitted as a “past performance” (as defined in the FAR) reference a Contract (other than an Assigned Contract) performed or being performed by the Company or any of its Subsidiaries (other than any Sold Company or Sold Subsidiary), except in instances where a written teaming agreement has been entered into with the Company or such Subsidiary or (B) identified as key personnel (in response to a specific requirement to identify key personnel in the applicable solicitation) any employee of the Company or any of its Subsidiaries who is not a Transferred Employee.
(v)    Except as set forth on Section 4.3 of the Company Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Material

Adverse Effect, (A) each Material Government Contract is in full force and effect and (B) as to each Material Government Contract, except for breaches or defaults that have been cured and for which the breaching or defaulting party has no Liability, there does not exist thereunder any material breach or default on the part of any Seller or any Sold Company or Sold Subsidiary, and there does not exist, to the Knowledge of the Company, any event, occurrence or condition, which (after notice, passage of time, or both) would constitute or give rise to any such breach or default thereunder.
(vi)    Each Party acknowledges and agrees that no Person makes any representation or warranty of any kind, express or implied, written or oral with respect to whether or not any Contract or Bid listed on Section 4.13(a)(i), Section 4.13(a)(ii) or Section 4.13(a)(iii) of the Company Letter will generate the annual revenue necessary to meet or exceed the applicable threshold.
(vii)    To the Knowledge of the Company and based on calculations in accordance with the Accounting Methodology as of the date of this Agreement, no active Government Contract, for which performance is not complete, incurred a gross profit less than negative $50,000 during the period beginning with the inception of such active Government Contract and ending on December 31, 2016.
(b)    Interdependent Contracts. Section 4.13(b) of the Company Letter identifies each Interdependent Contract as of the date of this Agreement.
(c)    Compliance with Law, Regulation and Contractual Terms.
(i)    Except as set forth on Section 4.13(c)(i) of the Company Letter, each Asset Seller, Sold Company or Sold Subsidiary is, and since July 1, 2014 has been, in compliance in all material respects with all applicable statutory and regulatory requirements and other Laws pertaining to the Government Contracts and the Government Bids.
(ii)    Except as set forth on Section 4.13(c)(ii) of the Company Letter, each Asset Seller, Sold Company or Sold Subsidiary is, and since January 1, 2014 has been, in compliance in all material respects with all terms and conditions, including all clauses, provisions, specifications and quality assurance, testing and inspection requirements, of its Government Contracts and Government Bids, whether incorporated expressly, by reference or by operation of Law.
(iii)    Since July 1, 2014 until the date of this Agreement, no Asset Seller, Sold Company or Sold Subsidiary has made any payment, directly or indirectly, to any Person or taken any action, in either case, in violation of applicable Laws, including the

Procurement Integrity Act (41 U.S.C. § 423) and other Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions, and contingent fee payments.
(iv)    Since July 1, 2014 until the date of this Agreement, no authorized representative of any Governmental Body, prime contractor or subcontractor has notified any Asset Seller, Sold Company or Sold Subsidiary in writing that such Asset Seller, Sold Company or Sold Subsidiary has breached or violated, in any material respect, any applicable Law, or any certification, representation, clause, provision or requirement pertaining to a Material Government Contract or Material Government Bid.
(v)    Except as set forth on Section 4.13(c)(v) of the Company Letter, the cost accounting and other business systems with respect to Government Contracts and Government Bids of each Asset Seller, Sold Company and Sold Subsidiary are in compliance in all material respects with all applicable Laws. Since July 1, 2014, no Asset Seller, Sold Company or Sold Subsidiary has received written notification from a Governmental Body (A) of non-compliance with the Cost Accounting Standards or (B) that any business system has been found to have a significant weakness or significant deficiency as defined by the Defense Federal Acquisition Regulations Supplement. During the period since July 1, 2014, there has not been any set-off in excess of $250,000 by a Governmental Body with respect to a Current Government Contract for which performance has not yet been completed, nor has any cost in excess of $250,000 incurred by the Company or any Subsidiary with respect to a Current Government Contract for which performance has not yet been completed, been disallowed or formally questioned by a Governmental Body or higher-tier contractor, except any such findings that were made in the ordinary course of business and subsequently resolved to the satisfaction of the Asset Seller, Sold Company or Sold Subsidiary.
(d)    Audits. Except as set forth on Section 4.13(d) of the Company Letter or otherwise in connection with routine cost verification inquiries in the ordinary course of business, none of the Asset Sellers (solely with respect to the Business), Sold Companies or Sold Subsidiaries has received written notice that it or any Government Contract or Government Bid is subject to an unresolved or planned audit by a Governmental Body. Since July 1, 2014, no Governmental Body nor any prime contractor, subcontractor or other Person has notified the Asset Seller (solely with respect to the Business), Sold Company or Sold Subsidiary in writing of an audit finding that would reasonably be expected to cause a loss in excess of $250,000.
(e)    Investigations and Disclosures. As of the date of this Agreement, to the Knowledge of the Company, none of the Asset Sellers, Sold Companies or Sold Subsidiaries, nor any of their Principals (as defined in FAR 52.209-5) is (or, during the period since July 1, 2014, has been) under administrative, civil or criminal investigation by any Governmental Body with respect to any alleged misstatement, omission or other misconduct arising under or relating to any Government Contract or Government Bid. Since July 1, 2014 until the date of this Agreement, except as set forth on Section 4.13(e) of the Company Letter, none of the Asset Sellers, Sold Companies or Sold Subsidiaries has made a voluntary or mandatory disclosure to a Governmental Body with respect to any misstatement, omission or other misconduct arising under or relating to any Government Contract or Government Bid. As of the date of this Agreement, the Company is not engaged in an ongoing internal investigation concerning whether conduct by the Company or its personnel arising under or related to any Government Contract or Government Bid, requires a disclosure to a Governmental Body under applicable Law, which investigation was initiated at the direction of the chief executive officer, the chief financial officer, the general counsel or his direct reports who are responsible for the Business, or the board of directors of any Seller, Sold Company or Sold Subsidiary.
(f)    Disputes, Claims and Litigation. Except as set forth on Section 4.13(f) of the Company Letter, as of the date hereof, there exists no outstanding asserted written disputes, written claims or written requests for equitable adjustment for an amount in excess of $250,000 between an Asset Seller, a Sold Company or a Sold Subsidiary, on the one hand, and either any Governmental Body or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Government Contract or Government Bid.
(g)    Sanctions and Termination. Since July 1, 2014, no Asset Seller, Sold Company or Sold Subsidiary nor any of their respective Subsidiaries, directors, officers, employees, or consultants has been or is currently suspended, debarred or proposed for suspension or debarment from doing business with a Governmental Body or is (or during such period was) the subject of a finding of ineligibility for contracting with a Governmental Body. Since the date that is three (3) years prior to the date of this Agreement, no Asset Seller, Sold Company or Sold Subsidiary or any Principal (as defined in FAR 52.209-5) of an Asset Seller, Sold Company or Sold Subsidiary has been convicted of, is presently indicted for or otherwise criminally or civilly charged by a Governmental Body, or had a civil judgment rendered against them for commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (federal, state, or local) contract or subcontract, or violation of federal or state antitrust statutes relating to the submission of offers, or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, Tax evasion, or receiving stolen property, or has been notified of any delinquent U.S. federal Taxes in an amount that exceeds $3,500 for which the liability remains unsatisfied. No Asset Seller, Sold Company or Sold Subsidiary has received any notice in writing terminating or indicating an intent to terminate any Material Government Contract for default or convenience.
(h)    Organizational Conflict of Interest. As of immediately prior to the execution of this Agreement, there is no “organizational conflict of interest” (as defined in

Subpart 9.5 of FAR and agency supplements thereto) applicable to an Asset Seller, Sold Company or Sold Subsidiary that would preclude the Asset Seller, Sold Company or Sold Subsidiary from performing any Current Government Contract or outstanding Government Bid. For the avoidance of doubt, the Company makes no representations or warranties regarding organizational conflicts of interest arising from or related to any facts, circumstances or other considerations relating to the Buyer and its pre-Closing Affiliates or the Contemplated Transactions.
(i)    National Security Obligations. As of the date hereof, (i) each Asset Seller, Sold Company and Sold Subsidiary and its respective employees hold such security clearances as are required, in all material respects, to perform the Current Government Contracts for which performance is not complete, and (ii) in combination with the Company’s and Subsidiaries’ (other than the Sold Companies and Sold Subsidiaries) facility security clearances set forth on Section 4.13(i)(a) of the Company Letter, the Sold Companies and Sold Subsidiaries maintain sufficient facility security clearances to support the requirements of each Assigned Government Contract for which performance is not complete and each Assigned Bid. Section 4.13(i)(b) of the Company Letter sets forth true and complete listings of all facility security clearances primarily related to the Business, including all such clearances held by each Asset Seller (to the extent required to perform any Assigned Government Contract), Sold Company and Sold Subsidiary. Since July 1, 2014 until the date of this Agreement, none of the Asset Sellers, Sold Companies or Sold Subsidiaries have received a rating less than “satisfactory” from DSS, DND or any other cognizant Governmental Body with respect to U.S. (or, as applicable, Canadian) national or industrial security requirements that may apply to each facility security clearance, including the NISPOM, and none of the Asset Sellers, Sold Companies or Sold Subsidiaries are under any restrictions or obligations arising from any prior failure of an Asset Seller, Sold Company or Sold Subsidiary to maintain at least a “satisfactory” rating from DSS, DND or any other cognizant Governmental Body. Each Asset Seller, Sold Company and Sold Subsidiary is in compliance in all material respects with applicable U.S. (or, as applicable, Canadian) national industrial security requirements, including the NISPOM and all applicable requirements under each Current Government Contract relating to the safeguarding of and access to classified information.
Section 4.14    Taxes.
(a)    All material Tax Returns required to be filed by or with respect to the Sold Companies or the Sold Subsidiaries, or with respect to the Transferred Assets or the Assumed Liabilities, as applicable, have been timely filed and all such Tax Returns were true, correct and complete in all material respects.

(b)    All Taxes due and payable by or with respect to the Sold Companies or the Sold Subsidiaries, or with respect to the Transferred Assets or the Assumed Liabilities, as applicable, in each case as shown to be due on the Tax Returns described in Section 4.14(a), and all other material amounts of Taxes due and payable by or with respect to the Sold Companies or the Sold Subsidiaries, or with respect to the Transferred Assets or the Assumed Liabilities, have been timely paid in full, except for any Taxes being contested in good faith and for which adequate reserves have been set aside in accordance with U.S. GAAP. No material Tax liability has been incurred by or with respect to the Sold Companies or the Sold Subsidiaries, or with respect to the Transferred Assets or the Assumed Liabilities, as applicable, since the date of the Financial Statements, except for Taxes incurred in the ordinary course of business.
(c)    All material Taxes required to have been withheld and remitted by the Sold Companies or the Sold Subsidiaries (or, to the extent relating to or arising in connection with the Transferred Assets, the Assumed Liabilities or the Business, the Asset Sellers or any of their respective Subsidiaries) under applicable Law, including in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, have been timely withheld and paid to the appropriate Taxing Authority, and all IRS Forms W-2 and 1099 and other applicable forms required with respect thereto have been properly completed and timely filed in all material respects.
(d)    There are no Liens with respect to Taxes (other than Permitted Liens) on the Transferred Assets or any of the assets of the Sold Companies or the Sold Subsidiaries.
(e)    There is no audit, claim or assessment pending or, to the Equity Sellers’ knowledge, contemplated, asserted or threatened against or with respect to the Sold Companies or Sold Subsidiaries, or with respect to the Transferred Assets or the Assumed Liabilities, as applicable, by any Taxing Authority in respect of any Tax or Tax Return.
(f)    There are no currently outstanding agreements, consents or waivers to extend any statute of limitations filed by or on behalf of a Sold Company or Sold Subsidiary, or with respect to any Transferred Asset or Assumed Liability, with respect to any Tax Return of such Sold Company, Sold Subsidiary, Transferred Asset or Assumed Liability, as applicable, or in respect of any Taxes payable by or with respect to any such Sold Company or Sold Subsidiary, or with respect to any such Transferred Asset or Assumed Liability, as applicable. No power of attorney has been granted with respect to any matter relating to Taxes payable by or with respect to a Sold Company or Sold Subsidiary, or with respect to any Transferred Assets or Assumed Liabilities, that will be in force at the Closing.

(g)    No claim has been made in writing by a Taxing Authority in a jurisdiction where Tax Returns are not filed or Taxes are not paid by or with respect to any Sold Subsidiary or Sold Company, or with respect to any Transferred Assets or Assumed Liabilities, that such a Tax Return is required to be filed or such Taxes are required to be paid.
(h)    No Sold Company or Sold Subsidiary has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(b) (or any analogous, comparable or similar provision of state, local or foreign Law).
(i)    No Sold Company or Sold Subsidiary is party to or bound by any Tax Sharing Agreement for which it will have any obligation after the Closing.
(j)    No Sold Company or Sold Subsidiary (i) is or has been a member of a group filing an affiliated, consolidated, combined or unitary Tax Return, nor has any Sold Company or Sold Subsidiary been included in any similar arrangement for relief under applicable Law, such as a loss sharing regime, other than a group the parent of which is the Company or (ii) has any Liability for material Taxes of any other person under Treasury Regulations section 1.1502-6 (or any analogous, comparable or similar provision of state, local or foreign Law).
(k)    No Sold Company or Sold Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of Tax accounting, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law), (iii) intercompany transaction consummated prior to the Closing or excess loss account existing prior to the Closing, in either case described in Section 1502 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law), (iv) installment sale or open transaction disposition, or (v) election under Section 108(i) of the Code (or any analogous, comparable or similar provision of state, local or foreign Law).
(l)    During the two (2) year period ending on the date of this Agreement, no Sold Company or Sold Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law).
(m)    Each of the Sold Companies and Sold Subsidiaries has maintained in all material respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder.
(n)    No closing agreements (as described in Section 7121 of the Code or any corresponding, analogous or similar provision of state, local or foreign Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or requested by or with respect to any of the Sold Companies or Sold Subsidiaries, or with respect to any Transferred Assets or Assumed Liabilities.
(o)    Section 4.14(o) of the Company Letter sets forth all material Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements with or granted by any Taxing Authority applicable to the Sold Companies, Sold Subsidiaries, Transferred Assets or Assumed Liabilities. The Company has made available to the Buyer all material documents relating to such Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements. Each of the Sold Companies and Sold Subsidiaries or the applicable Asset Seller, as applicable, is in material compliance with the requirements for any such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement.
(p)    No Transferred Asset or Assumed Liability that will be transferred by Harris Canada Systems, Inc., or Share that will be transferred by Harris Communications FZCO, pursuant to this Agreement is a “United States real property interest” under Section 897 of the Code.
(q)    No Transferred Asset, other than the Shares, is an equity interest in a Person for Tax purposes.
(r)    The Shares represent the only equity interest in the Sold Companies for Tax purposes.
(s)    None of the Sold Companies or Sold Subsidiaries has made an election under Section 1101(g)(4) of the Bipartisan Budget Act, or any subsequent Law or guidance (including pursuant to Treasury Regulations section 301.9100-22T) to have the provisions of Section 1101 of the Bipartisan Budget Act apply to any partnership income Tax Returns of such Sold Company or Sold Subsidiary filed for any taxable year of such Sold Company or Sold Subsidiary beginning before January 1, 2018.
(t)    Section 4.14(t) of the Company Letter sets forth the respective entity classifications of each of the Sold Companies and Sold Subsidiaries for U.S. federal Tax purposes and the effective dates of such classifications.

(u)    Notwithstanding anything to the contrary contained in this Agreement: (i) the representations and warranties set forth in Section 4.10(c), Section 4.13(g), Section 4.17 and this Section 4.14 constitute the sole and exclusive representations and warranties regarding Taxes, Tax Returns and other matters relating or attributable to Taxes; (ii) nothing in this Agreement (including this Section 4.14) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) with respect to the Company or any Sold Company or Sold Subsidiary for a taxable period beginning after the Closing Date; and (iii) nothing in this Agreement (including this Section 4.14) shall be construed as providing a representation or warranty that could give rise to indemnification relating or attributable to Post-Closing Taxes or Excluded Taxes other than the representations and warranties set forth in Section 4.14(f) (provided, that with respect to the representations made in the first sentence of Section 4.14(f), only in the case of any such agreement, consent or waiver made with respect to a Post-Closing Tax Period or Post-Closing Straddle Period), Section 4.14(i), Section 4.14(k) and Section 4.14(n) (provided, that with respect to the representations made in Section 4.14(n), only in the case of any such closing agreement, private letter ruling, technical advice memoranda or similar agreement or ruling with respect to a Post-Closing Tax Period or Post-Closing Straddle Period).
Section 4.15    Environmental Compliance. Except as set forth on Section 4.15 of the Company Letter or as would not reasonably be expected to result in a Material Adverse Effect:
(a)    each of the Sellers, the Transferred Assets, the Sold Companies and the Sold Subsidiaries is currently and, except for matters which have been fully resolved, has been for the past three years in material compliance with all Environmental Laws;
(b)    there are no Actions pending or, to the Knowledge of the Company, threatened in writing, that assert that the Sellers, the Sold Companies or the Sold Subsidiaries are in material violation or breach of, or have liability under, any Environmental Law with respect to any the ownership or operation of the Business, the Leased Real Properties or the Transferred Assets, as applicable;
(c)    each of the Sellers, the Sold Companies and the Sold Subsidiaries possesses and is in compliance in all material respects with the terms of all Environmental Permits required under applicable Environmental Laws to operate the Business as currently operated, which Environmental Permits are listed on Section 4.15(c) of the Company Letter; and
(d)    except as has been resolved prior to the date hereof, the Company has received no written notice, demand letter, or administrative inquiry with respect to

Contamination requiring cleanup or remediation pursuant to any Environmental Law at the Leased Real Properties and, to the Knowledge of the Company, there are no facts, conditions or circumstances that could be reasonably expected to result in the issuance of such notice, letter or inquiry; and
(e)    all material environmental reports, documents, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, analyses, tests or monitoring in the possession or reasonable control of the Sellers (with respect to the Business), Sold Companies or Sold Subsidiaries have been made available to the Buyer to the extent pertaining to: (i) any unresolved non-compliance with, or liability under, Environmental Laws by the Business or any Transferred Asset, Sold Company or Sold Subsidiaries or (ii) the presence of any Hazardous Substances in, on, beneath or adjacent to Leased Real Property or any other property currently owned, operated or leased by the Business, any Sold Company or any Sold Subsidiaries.
Section 4.16    Labor and Employment Matters.
(a)    Except to the extent disclosure would not be legally permissible under applicable Laws, including applicable privacy Laws, Section 4.16(a)(i) of the Company Letter sets forth a list as of any date, determined by the Company, within the five (5) Business Days prior to the execution of this Agreement, which shall be updated as of the date hereof no later than five (5) Business Days following the execution of this Agreement, of (i) the U.S. Employees, Canadian Employees and Other Country Business Employees as of such date, (ii) each such employee’s respective job title, current annual salary or hourly rate of pay, work location, years of service, exempt/non-exempt status (if applicable) and bargaining unit (if applicable) as of such date, and (iii) each such employee’s identification as a U.S. Employee, a Canadian Employee or an Other Country Business Employee as of such date. “Employees” shall mean the U.S. Employees, Canadian Employees and Other Country Business Employees, collectively. “Excluded Employees” shall mean the individuals set forth on Section 4.16(a)(ii) of the Company Letter. Section 4.16(a)(iii) of the Company Letter sets forth a list of all Business Service Providers, and each Business Service Provider’s name, work location and current fee rate.
(b)    Within the two year period prior to the date hereof, there have been no actual, or, to the Knowledge of the Company, threatened in writing material unfair labor practice charges, material grievances or arbitrations, material strikes, material lockouts or similar material labor disputes against any of the Asset Sellers, Sold Companies or Sold Subsidiaries. Except for any such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date hereof, no Asset Seller, Sold Company or Sold Subsidiary has received written notice of any pending or in progress and, to the

Knowledge of the Company, there are no threatened in writing, Actions, claims or charges in connection with the Business (i) before the Equal Employment Opportunity Commission or any similar state, local or foreign Governmental Body responsible for the prevention of unlawful employment practices, (ii) made by or on behalf of Employees or Former Employees and/or (iii) otherwise relating to labor or employment matters.
(c)    No Asset Seller, Sold Company or Sold Subsidiary is obligated by, or subject to, any material Order by any Governmental Body with respect to labor or employment issues. Each Asset Seller, Sold Company and Sold Subsidiary is in material compliance with all applicable Laws respecting employment and employment practices.
(d)    Except as set forth on Section 4.16(d) of the Company Letter, no labor union, works council or similar labor organization represents or has within the three-year period prior to the date of this Agreement represented the Employees, and except as set forth on Section 4.16(d) of the Company Letter, no collective bargaining agreement or similar labor-related agreement or arrangement is or has, within the three-year period prior to the date of this Agreement, been negotiated or made binding against the Business or any Sold Company or Sold Subsidiary. No Asset Seller, Sold Company or Sold Subsidiary has received any written notice within the three-year period prior to the date of this Agreement that any labor representation request or certification is pending or is threatened in writing with respect to the Employees.
(e)    Each Asset Seller, Sold Company and Sold Subsidiary has in all material respects satisfied any legal or contractual requirement to provide notice to, or to enter into any consultation procedure or effects bargaining with, any Employee(s) or any labor union, works council or labor organization, which is representing any Employee, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.
(f)    To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Employee is in violation in any respect of any term of any employment agreement, nondisclosure agreement or non-competition agreement or other restrictive covenant agreement: (i) to an Asset Seller, Sold Company or Sold Subsidiary or (ii) to a former employer of any such Employee relating (A) to the right of any such Employee to be employed by the Business, a Sold Company or a Sold Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.
(g)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (i) all individuals classified and treated by the Asset Sellers, the Sold Companies and the Sold Subsidiaries as consultants, temporary workers or independent contractors of the Business, on a full-time or part-time basis, are properly classified and treated as such under all applicable Laws and (ii) all Employees characterized and treated as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified and treated as such.
(h)    All material payments to any Employees or Former Employees for any services or amounts required to be reimbursed or otherwise paid prior to the date hereof have been made.
Section 4.17    Benefit Plans.
(a)    Each material Benefit Plan that is sponsored or maintained by any Sold Company or Sold Subsidiary or is sponsored or maintained by any Asset Seller or a Subsidiary of an Asset Seller on behalf of the Employees or Former Employees or in which any of the Employees or Former Employees (or their respective dependents or beneficiaries) participate (other than (i) a benefit plan, arrangement or obligation that a Person is required by Law to maintain, or (ii) any offer letter, employment agreement, consulting agreement or similar agreement that does not provide for (A) any severance or similar pay in excess of that payable pursuant to a collective bargaining agreement, the Company’s broad-based severance plan, or applicable Law or (B) any material unpaid guaranteed bonus or other payment or benefit) is listed on Section 4.17(a) of the Company Letter (such plans, collectively, the “Sellers’ Benefit Plans”). Each material Sellers’ Benefit Plan that is an Assumed Plan is noted as such on Section 4.17(a) of the Company Letter. With respect to each of the Sellers’ Benefit Plans, the Company has made available to the Buyer true and complete copies, as applicable, of (i) with respect to each such plan that is sponsored or maintained on behalf of a U.S. Employee or Former Employees who, while employed by the Company, resided in the U.S. (a “U.S. Employee Plan”) or is an Assumed Plan, the plan document (including all amendments thereto) (or, with respect to any such unwritten plan, a summary of the material terms of such plan), (ii) with respect to each such other Sellers’ Benefit Plan that is sponsored or maintained on behalf of a Canadian Employee or an Other Country Business Employee or any Former Employee who, while employed by the Company, did not reside in the U.S., a summary of the material terms of such plan, (iii) the most recent Form 5500 applicable to each Assumed Plan (that is not a Multiemployer Plan) and the most recent annual reports, if any, required to be filed by a relevant non-U.S. jurisdiction with respect to each other Assumed Plan, in each case, together with all schedules thereto, (iv) the most recent actuarial report applicable to any such Assumed Plan, (v) any applicable trust or custodial agreement with respect to any Assumed Plan (that is not a Multiemployer Plan), (vi) any material non-routine communication received with respect to any Assumed Plan (that is not a Multiemployer Plan) from any Governmental Body within the last three years, and (vii) the most recent determination or opinion letter from the IRS, if any, with respect to any material U.S. Employee Plan (that is not a Multiemployer Plan) intended to be qualified under Section 401(a) of the Code or a copy of similar approval from a Governmental Body with respect to any Assumed Plan.

(b)    Each Assumed Plan complies in all material respects with and has in all material respects been administered in accordance with the terms of each such plan and all applicable Laws, including the Code and ERISA. Any Assumed Plan and any funding vehicle associated therewith that is intended to qualify for special Tax treatment meets all material requirements for such treatment (including that any U.S. Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or filed for a favorable determination letter from the IRS) and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to jeopardize such treatment. There are no pending or, to the Knowledge of the Company, threatened material claims, proceedings, disputes, or audits by, on behalf of, against or otherwise involving any Assumed Plan (other than routine claims for benefits) which may have an impact on, or involve, Employees or Former Employees.
(c)    Except as set forth on Section 4.17(c) of the Company Letter, none of the Sold Companies or the Sold Subsidiaries or, solely with respect to items (i) and (ii) below, any of their ERISA Affiliates, contributes to or has, within the six (6) year period immediately prior to the Closing Date, had any Liability (contingent or otherwise) with respect to (i) any “multiemployer plan”, as that term is defined in Section 4001 of ERISA; (ii) any “employee benefit plan” subject to Title IV of ERISA or Section 412 of the Code; or (iii) any plan, program or arrangement that provides life, medical or health benefits to retirees following a termination of employment, other than benefit continuation rights under COBRA. With respect to each Assumed Plan that is subject to Title IV of ERISA (i) no reportable event (within the meaning of Section 4043 of ERISA) to which a waiver of the report filing requirement pursuant to applicable regulations does not apply has occurred or is expected to occur as a result of the transactions contemplated by this Agreement; (ii) the minimum funding standard under Section 430 of the Code has been satisfied in all material respects and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted; (iii) all amounts due to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA have been paid in all material respects (or are not yet due); (iv) there has been no event described in Section 4062(e) of ERISA, and the transactions contemplated by this Agreement will not result in any event described in Section 4062(e) of ERISA; and (v) no notice of intent to terminate any such plan has been filed and no amendment to treat any such plan as terminated has been adopted and no proceeding has been commenced by the Pension Benefit Guaranty Corporation to terminate any such plan. Except for Assumed Plans and Multiemployer Plans listed on Section 4.17(c) of the Company Letter, no Asset Seller nor any ERISA Affiliate has or could become subject to any Liability imposed on a so-called “controlled group” basis under Title IV of ERISA that could become a Liability of the Buyer or its respective Affiliates.
(d)    Except as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement, whether alone or together with any other event, will not (i) entitle any Employee or Former Employee to severance pay, unemployment compensation or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any Employee or Former Employee; or (iii) result in any Assumed Plan or any other contract, agreement or other arrangement to which any Seller (or any of its Subsidiaries) is a party providing for the payment of any amount which would not be deductible by reason of Section 280G of the Code. No Assumed Plan provides for any gross-up, indemnity or other reimbursement for any Tax incurred by any Employee or Former Employee, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.
(e)    With respect to each Assumed Plan that is not a U.S. Employee Plan (a “Foreign Employee Plan”): (i) the fair market value of the assets of each funded Foreign Employee Plan, the liability of each insurer for any Foreign Employee Plan funded through insurance or the book reserve established for any Foreign Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations which are appropriate to Employees have been most recently used to determine employer contributions to such Foreign Employee Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and (ii) each Foreign Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities in all material respects.
(f)    With respect to each material Assumed Plan, all contributions and premiums required by Law or by the terms of any material Assumed Plan have been timely made to any funds or trusts established thereunder or in connection therewith in all material respects.
Section 4.18    Finders or Brokers. Except as set forth on Section 4.18 of the Company Letter, the Company has not utilized the services of any investment banker, broker, finder or intermediary in connection with the Contemplated Transactions who might be entitled to a fee or commission from the Buyer or for which the Buyer would be responsible in connection with this Agreement or upon consummation of the Contemplated Transactions. The Company shall pay all such fees of those entities set forth on Section 4.18 of the Company Letter.
Section 4.19    Joint Venture.
(a)    Section 4.19(a) of the Company Letter sets forth the name, jurisdiction and a description of all of the Equity Securities of the Joint Venture that are owned of record and beneficially by the Company or its Subsidiaries, and such Equity Securities are held free and clear of all Liens (other than Liens described in clause (l) of the definition of Permitted Liens). Other than as set forth on Section 4.19(a) of the Company Letter, the Transferred Assets

do not include any ownership interest in a joint venture and is not party to any joint venture or joint venture agreement in each case that is related to or part of the Business.
(b)    Except as set forth on Section 4.19(b)(i) of the Company Letter, the Joint Venture is not, as of the date hereof, a party to any Government Contract. The Company has made available to the Buyer true and complete copies of the Organizational Documents of the Joint Venture as in effect as of the date hereof. Section 4.19(b)(ii) of the Company Letter identifies all Bids submitted, as of the date hereof, by the Joint Venture.
Section 4.20    Express Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY WITH RESPECT THERETO, THE COMPANY LETTER AND THE TRANSACTION DOCUMENTS, (A) NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY OR EXTENDS ANY WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR VALIDITY OF PATENT RIGHTS OR CLAIMS, ISSUED OR PENDING, (B) NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL WITH RESPECT TO ANY FUTURE EVENTS, PROSPECTS, PROJECTIONS OR ESTIMATES WITH RESPECT TO THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, (C) THE TRANSFERRED ASSETS AND THE BUSINESS BEING TRANSFERRED TO THE BUYER AT THE CLOSING ARE TO BE CONVEYED “AS IS, WHERE IS”, AND IN THEIR THEN PRESENT CONDITION, AND THE BUYER SHALL RELY UPON ITS OWN EXAMINATION THEREOF, (D) NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES MAKES ANY GUARANTY OF QUALITY WITH RESPECT TO ANY OF THE TRANSFERRED ASSETS BEING SO TRANSFERRED, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR OBVIOUS, AND (E) NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT THE SELLERS, THE SOLD COMPANIES OR SOLD SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO THE BUYER AND ITS REPRESENTATIVES. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NOTHING IN THE FOREGOING SHALL LIMIT OR MODIFY ANY OF THE REPRESENTATIONS OR WARRANTIES OF THE COMPANY IN THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED WITH RESPECT THERETO, THE COMPANY LETTER AND THE TRANSITION SERVICES AGREEMENT OR ANY COVENANTS OF THE COMPANY IN THIS AGREEMENT AND ANY REMEDIES WITH RESPECT TO BREACH OF ANY OF THE FOREGOING.

Section 4.21    Acknowledgment. THE COMPANY ACKNOWLEDGES AND AGREES THAT EXCEPT AS SET FORTH IN ARTICLE V OR IN ANY CERTIFICATE DELIVERED BY THE BUYER WITH RESPECT THERETO, THE BUYER LETTER, THE EQUITY COMMITMENT LETTER, THE GUARANTEE OR THE TRANSACTION DOCUMENTS, THE BUYER HAS NOT MADE ANY REPRESENTATION OR WARRANTY OTHER THAN REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE SELLER ALSO ACKNOWLEDGES THAT THE POTENTIAL LIABILITY OF THE BUYER AND ITS AFFILIATES FOR ANY POTENTIAL BREACH OF SUCH REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE V IS LIMITED BY THE TERMS OF ARTICLE XI AND ARTICLE XIII.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Sellers:
Section 5.1    Organization; Authority. The Buyer is a corporation validly existing and in good standing under the Laws of Delaware. The Buyer has all necessary corporate power and authority to own or to lease its assets and properties and the Transferred Assets, and to operate its business as it is now being conducted and the Business. The Buyer has all necessary corporate power and authority to purchase, acquire and accept the Transferred Assets and to assume the Assumed Liabilities as contemplated by this Agreement, and to execute and deliver this Agreement and each Transaction Document to which the Buyer is or will be a party and to perform its obligations hereunder and thereunder. The Canadian Buyer is a wholly owned subsidiary of the Buyer.
Section 5.2    Authorization of Transaction. The execution, delivery and performance of this Agreement and the Transaction Documents by the Buyer and the consummation by the Buyer of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Buyer, and, upon such authorization, no other corporate or shareholder proceedings or actions are necessary to authorize and consummate this Agreement, the Transaction Documents or the Contemplated Transactions. The Buyer has duly executed this Agreement and on the Closing Date the Buyer will have duly executed and delivered the other applicable Transaction Documents to which it shall be a party. Assuming due authorization, execution and delivery by the Sellers, as applicable, this Agreement constitutes, and each such Transaction Document when so executed and delivered will constitute, the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by the Insolvency and Equity Exceptions.

Section 5.3    No Violations. The execution, delivery and performance of this Agreement and the Transaction Documents by the Buyer and the consummation of the Contemplated Transactions, do not and will not: (a) conflict with or result in any violation of or constitute a breach of the Organizational Documents of the Buyer; (b) violate any material Order against or binding upon the Buyer or (c) violate any Law applicable to the Buyer, the Business or any of the Transferred Assets, except with respect to each of the foregoing clauses (b) and (c) above, as would not reasonably be expected to enjoin, impair, impede, delay or prevent the Buyer’s ability to consummate the Contemplated Transactions, or comply with its obligations hereunder.
Section 5.4    Governmental Consents and Approvals. Assuming the accuracy of Section 4.4, except for (a) filings under Antitrust Laws, (b) Investment Canada Act Notification, (c) novation of each Assigned Government Contract that is a Prime Contract by a Governmental Body of the United States Government under FAR Subpart 42.12, (d) approval of the Canadian Assignment Agreement assigning, inter alia, the Government Contract with the Government of Canada, (e) filings required solely related to the identity of or any business conducted by the Company or its Subsidiaries, (f) the consents and approvals of Governmental Bodies listed on Section 8.1(e) of the Company Letter, and (g) where the failure to obtain such approval, consent, waiver or authorization would not reasonably be expected to enjoin, impair, impede, delay or prevent the Buyer’s ability to consummate the Contemplated Transactions or comply with its obligations hereunder, no other approval, consent, waiver or authorization of any Governmental Body is required (i) for or in connection with the execution and delivery by the Buyer of the Transaction Documents to which it is or will be a party or the consummation by the Buyer of the Contemplated Transactions or (ii) for or in connection with the purchase, acquisition or acceptance of the Transferred Assets or assumption of the Assumed Liabilities from the Sellers.
Section 5.5    Legal Proceedings. As of the date hereof, there is no Action pending or, to the Knowledge of the Buyer, threatened against the Buyer which, either individually or in the aggregate, is reasonably likely to impair, impede, delay or prevent the Buyer’s ability to consummate the Contemplated Transactions.
Section 5.6    Finders or Brokers. The Buyer has not utilized the services of any investment banker, broker, finder or intermediary in connection with the Contemplated Transactions who might be entitled to a fee or commission from any Seller or for which any Seller would be responsible in connection with this Agreement or upon consummation of the Contemplated Transactions.
Section 5.7    The Buyer’s Examination. The Company has provided the Buyer with access to records, books, documents, facilities and personnel of the Asset Sellers, the Sold Companies and the Sold Subsidiaries. The Buyer has conducted, to its satisfaction, an independent investigation of the business, affairs and properties of the Asset Sellers, the Sold Companies and the Sold Subsidiaries sufficient to make an informed decision to purchase the Transferred Assets, to enter into this Agreement and to consummate the Contemplated Transactions. The Buyer is capable of evaluating the merits and risks of the purchase of the Transferred Assets and to consummate the Contemplated Transactions.
Section 5.8    Disclaimer. THE BUYER ACKNOWLEDGES AND AGREES THAT THE TRANSFERRED ASSETS BEING TRANSFERRED HEREUNDER ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS “WITH ALL FAULTS,” AND IN THEIR THEN PRESENT CONDITION, AND THE BUYER SHALL RELY UPON ITS OWN EXAMINATION THEREOF, AND NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES MAKES ANY GUARANTY OF QUALITY WITH RESPECT TO ANY OF THE TRANSFERRED ASSETS BEING SO TRANSFERRED, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR OBVIOUS. THE BUYER ACKNOWLEDGES AND AGREES THAT EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT OR IN THE COMPANY LETTER, NONE OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR ANY OTHER PERSON MAKES, OR HAS MADE, (A) ANY REPRESENTATION OR WARRANTY OR EXTENDS ANY WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR VALIDITY OF PATENT RIGHTS OR CLAIMS, ISSUED OR PENDING, (B) ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL WITH RESPECT TO ANY FUTURE EVENTS, PROSPECTS, PROJECTIONS OR ESTIMATES WITH RESPECT TO THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS OR (C) ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT THE SELLER, THE SOLD COMPANIES OR SOLD SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO THE BUYER AND ITS REPRESENTATIVES. THE BUYER ACKNOWLEDGES THAT THE BUYER IS FULLY FAMILIAR WITH THE TRANSFERRED ASSETS, THE SOLD COMPANIES, THE SOLD SUBSIDIARIES AND THE BUSINESS AND ACKNOWLEDGES THAT ANY PROJECTIONS OR PRO FORMA STATEMENTS ARE FOR ILLUSTRATION PURPOSES AND DO NOT FORM THE BASIS OF ANY LIABILITY OR A REPRESENTATION OR WARRANTY. THE BUYER IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT. THE BUYER ALSO ACKNOWLEDGES THAT THE POTENTIAL LIABILITY OF THE SELLERS FOR ANY POTENTIAL BREACH OF SUCH

REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV IS LIMITED BY THE TERMS OF ARTICLE XI AND Article XIII.
Section 5.9    Sufficient Funds; Solvency. Immediately after giving effect to the Contemplated Transactions and the Financing, and assuming satisfaction of the conditions set forth in Section 8.1, each of the Buyer and its Subsidiaries, including the Sold Companies and the Sold Subsidiaries, on a consolidated basis, shall be solvent and shall (a) be able to pay their debts as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay their debts (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of the Buyer, the Sold Companies or the Sold Subsidiaries.
Section 5.10    Financing. The Buyer has delivered to the Company true and complete copies of (a) an executed equity commitment letter from The Veritas Capital Fund V, L.P. (the “Sponsor”) to provide equity financing to the Buyer to which the Sellers are express third-party beneficiaries (the “Equity Commitment Letter”) and (b) an executed debt commitment letter and related term sheets (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitments”) from Macquarie Capital Funding LLC (the “Lender”), HPS Investment Partners, LLC (the “Note Purchaser”) and Macquarie Capital (USA) Inc., pursuant to which, and subject to the terms and conditions of which, the Lender and Note Purchaser have committed to provide the Buyer with loans or purchase notes in the amounts described therein, the proceeds of which may be used to consummate the Contemplated Transactions (the “Debt Financing” and, together with the equity financing pursuant to the Equity Commitment Letter (the “Equity Financing”), the “Financing”). Each of the Financing Commitments is a legal, valid and binding obligation of the Buyer and, to the Knowledge of the Buyer (in the case of the Debt Commitment Letter only), the other parties thereto, enforceable in accordance with its terms, subject to the Insolvency and Equity Exceptions. The Equity Commitment Letter and, as of the date of this Agreement, the Debt Commitment Letter is in full force and effect, and neither of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and, to the Knowledge of the Buyer (in the case of the Debt Commitment Letter only), no such amendment or modification is contemplated (other than any such amendment or modification to the Debt Commitment Letter solely to add lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof and which such amendment or modification would not delay, prevent, or make less likely the consummation of the transactions contemplated by the Financing Commitments). As of the date of this Agreement, the Buyer is not in breach of any of the terms or conditions set forth in either of the Financing Commitments, and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of the Buyer, or to the Knowledge of the Buyer, any other Person under the Financing Commitment or a failure to satisfy any condition precedent set forth therein. As of the date hereof, to the Knowledge of the Buyer, there is no fact or occurrence existing that, with or without notice, lapse of time or both, would reasonably be expected to (a) result in any of the conditions in the Financing Commitments not being satisfied or (b) otherwise result in the Financing not being available on a timely basis in order to consummate the Contemplated Transactions. Neither the Sponsor, nor, as of the date hereof, any Lender or Note Purchaser has notified the Buyer of its intention to terminate any Financing Commitments or not to provide the Financing. The net proceeds from the Financing constitute all of the financing required for the Contemplated Transactions and to pay all fees and expenses required to be paid at the Closing by the Buyer in connection with the consummation of Contemplated Transactions and the Financings and are sufficient to provide the Buyer with the funds necessary for it to consummate the Contemplated Transactions for which it is obligated at the Closing and to perform its obligations under this Agreement, including payment by the Buyer of the Estimated Cash Purchase Price at the Closing and all other amounts payable by the Buyer at the Closing under this Agreement, and to pay all fees and expenses required to be paid at the Closing by the Buyer in connection with the consummation of Contemplated Transactions and the Financings. As of the date of this Agreement, the Buyer has paid in full any and all commitment fees or other fees required by the Financing Commitments that are due as of the date hereof. The Buyer will pay, after the date hereof, all such commitments and fees as they become due. There are no side letters, understandings or other arrangements or Contracts relating to the Financing to which the Buyer or any of its Affiliates is a party other than as expressly set forth in the Financing Commitments or expressly contemplated thereby, as applicable. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing, other than as explicitly set forth in the Financing Commitments (the “Disclosed Conditions”). No Person has any right to impose, and none of the Sponsor, any Lender or Note Purchaser, or the Buyer has any obligation to accept, any condition precedent to any such Financing other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term (including any flex or original issue discount term) or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date required to provide the Buyer with the funds necessary for it to consummate the Contemplated Transactions for which it is obligated at the Closing and to perform its obligations under this Agreement, including payment by the Buyer of the Estimated Cash Purchase Price at the Closing and all other amounts payable by the Buyer at the Closing under this Agreement, and to pay all fees and expenses required to be paid at the Closing by the Buyer in connection with the consummation of the Contemplated Transactions and the Financings). The Buyer does not have any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the

Financing, or that the Financing will not be available to the Buyer on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Contemplated Transactions, for the Buyer to obtain the Financing or any alternative financing.
Section 5.11    Guarantee. Concurrently with the execution of this Agreement, the Buyer has delivered to the Company a guarantee of The Veritas Capital Fund V, L.P. (the “Guarantor”) in favor of the Sellers, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Guarantee”). The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditor’s rights. The Guarantee has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.
Section 5.12    Investment Purpose. The Buyer is purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws. The Buyer acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Buyer represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.
Section 5.13    OFAC; Ownership.
(a)    None of the Buyer or any of its Affiliates or any of their respective directors, administrators, officers, board of directors (supervisory and management), shareholders, members or employees is named on any Sanctions Laws-related list or other government list of denied/restricted Persons, including those lists maintained by the United Nations, and any screening list maintained by any U.S. government agency, including the U.S. Government’s Consolidated Screening List and screening lists maintained by OFAC pursuant to Executive Order 13224 or any other OFAC screening lists (collectively referred to as the “Screening Lists”). The Buyer is not owned by, or controlled by, acting for or on behalf of, or providing assistance, support, sponsorship, or services of any kind to, or otherwise associated with any of the Persons referred to, described or identified on any Screening List. The Buyer has not conducted business with, or engaged in any transaction with, any Person identified on any Screening List or any Person included in, owned by, controlled by, acting for or on behalf of, providing assistance, support, sponsorship, or services of any kind to, or otherwise associated with any of the Persons referred to, identified on, or described in a Screening List.
(b)    No foreign Governmental Body, agency of a foreign Governmental Body, or representative of a foreign Governmental Body, no business enterprise or other Person organized, chartered or incorporated under the laws of any country other than the United States or its territories, nor any Person who is not a citizen or national of the United States: (i) owns a voting interest in Buyer sufficient to elect, or is otherwise entitled to representation on, Buyer’s governing board; (ii) has or will have the ability to access classified information in the possession of any cleared facility of any Subsidiary of the Buyer (including the Sold Companies and the Sold Subsidiaries, following the Closing); or (iii) has the power, direct or indirect (whether or not exercised, and whether or not exercisable through the ownership of Buyer's securities, by contractual arrangements or other means), to direct or decide matters affecting the management or operations of Buyer in a manner that may result in unauthorized access to classified information or may adversely affect the performance of classified contracts. To the Knowledge of the Buyer, there is no foreign ownership, control, or influence (as defined by the NISPOM) over the Buyer that would be reasonably expected to preclude DSS from permitting the Sold Companies and the Sold Subsidiaries to maintain upon Closing the facility security clearances listed on Section 4.13(i)(b) of the Company Letter.
Section 5.14    Debarment. Neither the Buyer, nor any of its Affiliates, is presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Governmental Body.
Section 5.15    Exclusivity of Representations. THE REPRESENTATIONS AND WARRANTIES MADE BY THE BUYER IN THIS ARTICLE V, IN ANY CERTIFICATE DELIVERED BY THE BUYER WITH RESPECT THERETO, THE BUYER LETTER, THE EQUITY COMMITMENT LETTER, THE GUARANTEE AND THE TRANSACTION DOCUMENTS ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE BUYER IN RESPECT OF THE CONTEMPLATED TRANSACTIONS. THE BUYER HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ITSELF AND WITH RESPECT TO ANY OF ITS AFFILIATES.
ARTICLE VI

COVENANTS RELATING TO PERSONNEL ARRANGEMENTS
Section 6.1    U.S. and Canadian Employees and Employee Benefits.

(a)    U.S. Continuation of Employment. Effective no later than the date immediately prior to the Closing Date, (i) the Sold Companies and the Sold Subsidiaries shall transfer and assign to the Company or one of its other Subsidiaries the employment of their employees designated as Excluded Employees and any other of their employees not designated by the Company as employees of the Business and (ii) the Company and its Subsidiaries shall transfer to the Sold Companies or Sold Subsidiaries the employment of any U.S. Employee who is employed by the Company or one of its Subsidiaries other than the Sold Companies or Sold Subsidiaries. At the Closing each Sold Company or Sold Subsidiary shall continue the employment of each U.S. Employee who remains employed by a Sold Company or Sold Subsidiary immediately prior to the Closing. Each U.S. Employee who is employed by a Sold Company or a Sold Subsidiary immediately following the Closing is referred to herein as a “Transferred U.S. Employee.” Any Employee who is seconded to another jurisdiction will be treated for purposes of this Article VI as if such Employee remains an employee in the Employee’s home jurisdiction.
(b)    Canadian Offers of Employment. At least seven (7) days prior to the Closing Date, the Buyer shall cause the Canadian Buyer to offer employment to each Canadian Employee (or continue the employment of each Canadian Employee employed in the province of Quebec in accordance with applicable Law) who remains employed by an Asset Seller immediately prior to the Closing Date (Canadian Employees who are employed by the Canadian Buyer or one of its Affiliates following the Closing, “Transferred Canadian Employees”), effective on the Closing Date; provided, however that any Canadian Employee employed outside of the province of Quebec on an approved short- or long-term disability or workers’ compensation leave of absence (“Canadian Leave Employees”) who accepts an offer of employment from the Canadian Buyer, shall not become a Transferred Canadian Employee until the date that such Canadian Leave Employee returns to work with the Canadian Buyer or one of its Affiliates (and on such date, such Canadian Employee shall become a Transferred Canadian Employee). Each such employment offer shall provide for employment substantially similar in respect of position and location as that in effect immediately prior to the Closing Date. With respect to Canadian Leave Employees, all references to the “Closing” or “Closing Date” in this Agreement, except in this Section 6.1(b), Section 6.1(c) and Section 6.1(d), shall refer to the date on which a Canadian Leave Employee becomes a Transferred Canadian Employee. Prior to the extension of any employment offers in accordance with this Section 6.1(b), the Buyer shall cause the Canadian Buyer to provide the Company with a reasonable opportunity to review and comment on all material documentation related to such employment offers or similar communications and will make such modifications thereto as are reasonably requested by the Company. The Buyer shall cause the Canadian Buyer to provide the Company with a list of those Canadian Employees who did not accept employment with the Buyer no later than seven (7) Business Days following the Closing Date. Effective as of the Closing Date, the applicable

Asset Seller’s employment of each Canadian Employee other than a Canadian Leave Employee, shall cease and, except with respect to a Contract for employment that is an Assumed Plan, the Buyer will not assume any Contracts for any Canadian Employee.
(c)    Terms of Employment. For a period of at least one (1) year following the Closing Date, the Buyer or an Affiliate of the Buyer shall or shall cause the Canadian Buyer or an Affiliate of the Buyer to provide each Transferred U.S. Employee and Transferred Canadian Employee, as applicable, with (i) a level of base compensation that is no less than the level of such Transferred U.S. Employee’s or Transferred Canadian Employee’s base compensation immediately prior to the Closing Date, (ii) a target bonus opportunity that is no less than the level of such Transferred U.S. Employee’s or Transferred Canadian Employee’s bonus opportunity immediately prior to the Closing Date, and (iii) other benefits (other than retirement and equity benefits) that are no less favorable in the aggregate to the benefits provided to such Transferred U.S. Employee or Transferred Canadian Employee immediately prior to the Closing Date.
(d)    Severance and Notice. The Buyer shall, or shall cause the Canadian Buyer or the Buyer’s Affiliates to, have in effect for a period of at least twelve (12) months following the Closing Date a severance plan, practice or policy applicable to each Transferred U.S. Employee or Transferred Canadian Employee that is not less favorable to such employee than the severance plan, practice or policy of the Sellers, the Sold Companies, the Sold Subsidiaries or their respective Subsidiaries, applicable to such employee and in effect as of immediately prior to the Closing Date (with credit for service with the Sellers, the Sold Companies, the Sold Subsidiaries and their respective Subsidiaries and their predecessors as set forth in Section 6.1(k)). In addition, (i) the Buyer, the Canadian Buyer and the Buyer’s Affiliates solely shall be responsible for, and have all Liability with respect to, any severance or similar obligation with respect to or arising from the termination of employment of any Transferred Employee on or following the date they become a Transferred Employee (including the employer portion of any payroll, social security, unemployment or similar Taxes), and (ii) the Sellers and their Subsidiaries solely shall be responsible for, and have all Liability with respect to, any severance or similar obligation with respect to or arising from the termination of employment of any Employee, Former Employee or other service provider (other than an Employee who becomes a Transferred Employee) (including the employer portion of any payroll, social security, unemployment or similar Taxes) and such amount shall not be included in the calculation of Closing Working Capital.
(e)    Tax-Qualified Plans. Effective as of the Closing Date, each Transferred U.S. Employee shall become fully vested in his or her account balance in the Company Retirement Plan. As soon as practicable, but no later than ninety (90) days following the date hereof (or, if later, thirty (30) days following the Closing Date), the Buyer shall have, or shall cause its Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer U.S. Retirement Plan”) in which Transferred U.S. Employees who meet the eligibility criteria thereof shall be eligible to participate. Effective as of the Closing Date, the Transferred U.S. Employees shall cease to participate, contribute or accrue benefits in the Company Retirement Plan and the Transferred Canadian Employees shall cease to participate, contribute or accrue benefits in the Benefit Plans that provide for retirement savings, such as registered retirement savings plans, deferred profit sharing plans or similar arrangements, that are sponsored or maintained by any Asset Seller in connection with the Transferred Canadian Employees (the “Seller Canadian Retirement Plans”). Effective as of the Closing Date, the Buyer shall have, or shall cause its Affiliates, as applicable, to have, in effect retirement savings plans such as registered retirement savings plans, deferred profit sharing plans or similar arrangements (the “Buyer Canadian Retirement Plans” and, together with the Buyer U.S. Retirement Plan, the “Buyer Retirement Plans”) that are substantially comparable to the applicable Seller Canadian Retirement Plans in which the Transferred Canadian Employees shall be eligible to participate. The Buyer agrees to cause the Buyer U.S. Retirement Plan to accept rollovers by Transferred U.S. Employees from the Company Retirement Plan, and to cause the Buyer Canadian Retirement Plans to accept cash rollovers or transfers by Transferred Canadian Employees from the applicable Seller Canadian Retirement Plans. The Buyer agrees that it will use reasonable best efforts to cause the third-party administrators of the Buyer U.S. Retirement Plan and the Buyer Canadian Retirement Plans to accept any rollover or transfer contemplated pursuant to this Section 6.1(e) no later than thirty (30) days following the date that the Buyer, its Affiliates or such third-party administrator receives the documentation necessary to process such rollover or transfer.
(f)    Certain Welfare Plan Matters. Effective as of the Closing Date, the Buyer shall maintain or cause its Affiliates to maintain Welfare Plans, including a group health plan, in which Transferred U.S. Employees and Transferred Canadian Employees, and their respective spouses, dependents or other beneficiaries, shall be eligible to participate (the “Buyer Welfare Plans” and, together with the Buyer Retirement Plans and the Buyer Cafeteria Plan, in each case on customary terms, the “Buyer Benefit Plans”). Following the Closing Date, the Buyer shall use reasonable best efforts to ensure that (i) no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Transferred U.S. Employees and Transferred Canadian Employees covered by Welfare Plans maintained by the Sellers, Sold Companies, the Sold Subsidiaries or their respective Subsidiaries immediately prior to the Closing Date (the “Seller Welfare Plans”), or their spouses, dependents or other beneficiaries, under any similar Buyer Welfare Plans, and (ii) any costs or expenses incurred by the Transferred U.S. Employees and Transferred Canadian Employees (and their spouses, dependents and other beneficiaries)

under the Seller Welfare Plans with respect to the plan year that includes the Closing Date, up to (and including) the Closing Date, shall be specifically applied for purposes of satisfying any similar deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under the Buyer Welfare Plans. The Sellers and their Subsidiaries shall be liable under the Seller Welfare Plans for all amounts payable by reason of claims incurred by the Transferred U.S. Employees and Transferred Canadian Employees and their eligible spouses, dependents and other beneficiaries prior to the date they become Transferred U.S. Employees and Transferred Canadian Employees (except to the extent payable under the Assumed Plans and the Multiemployer Plans), and the Buyer and the Buyer’s Affiliates, as applicable, shall be liable under the Buyer Welfare Plans for all amounts payable by reason of claims incurred by the Transferred U.S. Employees and Transferred Canadian Employees and their eligible spouses, dependents and other beneficiaries on and after the date they become Transferred U.S. Employees and Transferred Canadian Employees. A health benefit claim shall be considered incurred on the date on which the rendering of the health service occurs.
(g)    Retention Bonus. From and after the Closing Date, the Company shall remain responsible for all retention agreements or arrangements (including change-in-control provisions) of Employees listed on Section 6.1(g) of the Company Letter and all other arrangements under which amounts that would be Transaction Expenses pursuant to clause (b) of the definition thereof (if such amounts were paid by the Buyer) are or may become payable (collectively, the “Retention Arrangements”) and shall pay to each Employee any amounts that become payable to such Employee on or following the Closing Date in accordance with the terms of the applicable Retention Arrangement. The Buyer shall or shall cause the Buyer’s Affiliate to, shall notify the Company promptly upon any Employee satisfying (or failing to satisfy) the conditions to payment under each of the Retention Arrangements. The Company shall condition any such payment under the Retention Arrangements on the execution of a waiver and release of all claims in favor of the Company and its Subsidiaries and the Buyer and its Affiliates in a form customarily used by the Company.
(h)    COBRA. The Sellers and their respective Subsidiaries (other than the Sold Companies and the Sold Subsidiaries) shall be solely responsible for any and all Liabilities relating to compliance with the requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, or any similar state or local Law (“COBRA”), including the provision of continuation coverage, with respect to all U.S. Employees who do not become Transferred U.S. Employees, and their spouses and dependents, and with respect to Transferred U.S. Employees, and their spouses and dependents, for whom a qualifying event occurs prior to the date on which the U.S. Employee becomes a Transferred U.S. Employee. The Buyer and its Affiliates shall be solely responsible for any and all Liabilities relating to compliance with the requirements of COBRA, including the provision of continuation coverage, with respect to qualifying events with respect to Transferred U.S. Employees, and their spouses and dependents, that occur on or after the Closing Date (including a qualifying event occurring as a result of the Contemplated Transactions).
(i)    Cafeteria Plan. The Buyer shall have in effect, or cause to be in effect, as of the Closing Date, flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer Cafeteria Plan”) in which Transferred U.S. Employees who meet the eligibility criteria thereof may participate. As soon as practicable following the Closing Date, the Company shall cause to be transferred to the Buyer an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts under the Company’s cafeteria plan in which such Transferred U.S. Employees participate (the “Company Cafeteria Plan”) made during the year in which the Closing Date occurs by the Transferred U.S. Employees over the aggregate reimbursement payouts made for such year from such accounts to such Transferred U.S. Employees. The Buyer or an Affiliate of the Buyer shall cause the balance of each Transferred U.S. Employee’s accounts under the Company Cafeteria Plan as of the Closing Date to be credited to the Transferred U.S. Employee’s corresponding accounts under the Buyer Cafeteria Plan in which such employee participates following the Closing Date. On and after the Closing Date, the Buyer shall assume and be solely responsible for all claims for reimbursement by the Transferred U.S. Employees, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Buyer Cafeteria Plan, and the Buyer shall indemnify and hold harmless the Sellers from any and all claims by or with respect to the Transferred U.S. Employees for reimbursement under the Company Cafeteria Plan that have not been paid in full as of the Closing Date. The Buyer agrees to cause the Buyer Cafeteria Plan to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Transferred U.S. Employee under the Company Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date.
(j)    Sick Pay and Disability. Notwithstanding anything herein to the contrary, the Buyer shall be solely responsible for sick pay and disability (whether long-term or short-term) coverage of all Transferred U.S. Employees and Transferred Canadian Employees on and after the Closing Date, even if the incident or circumstance giving rise to such coverage occurred prior to the Closing Date; provided, however, that the Transferred U.S. Employees and Transferred Canadian Employees shall continue, at no expense to the Buyer and its Affiliates, to be eligible for long-term disability coverage under the long-term disability plan maintained by the Company in accordance with the terms thereof provided that the disability occurred prior to the Closing Date.

(k)    Credited Service. With respect to each Benefit Plan, including severance, vacation and paid time-off plans, policies or practices, sponsored or maintained by the Buyer or an Affiliate of the Buyer, the Buyer or such Affiliate shall recognize, for all Transferred U.S. Employees and Transferred Canadian Employees, credit for all service with the Sellers, their respective Subsidiaries (including the Sold Companies and Sold Subsidiaries) and their respective predecessors, for all purposes (including eligibility, vesting, level of benefits, benefit accrual, pre-existing condition limitations and early retirement subsidies); provided that no service credit shall be granted to the extent any duplication of benefits results or with respect to any benefits under any defined benefit pension plan (except as required by applicable Law).
(l)    Workers’ Compensation. The Buyer shall have the obligation and Liability for any workers’ compensation, occupational disease or illness, state or other disability or similar workers’ protection claims with respect to any Transferred U.S. Employee if an injury or illness giving rise to such claim originates on or after the Closing Date. The Sellers shall have the obligation and Liability for any workers’ compensation, occupational disease or illness, state or other disability or similar workers’ protection claims with respect to any of its employees (including any Transferred U.S. Employee), if the injury or illness giving rise to such claim originates prior to the Closing Date. Any such claim shall be considered incurred according to the date on which the injury or condition giving rise to the claim occurs.
(m)    Vacation and Other Paid Time Off; Educational Assistance; Adoption Assistance. Effective as of the Closing Date, except as otherwise required by applicable requirements of Law and to the extent not paid by the Sellers prior to the Closing (which, to the extent permitted by applicable Law, the Sellers are permitted to do prior to the Closing), the Sellers’ obligations and Liability with respect to the accrued and unused vacation days of the Transferred U.S. Employees and Transferred Canadian Employees shall be transferred to and assumed by the Buyer and its Affiliates, and the Buyer and its Affiliates shall recognize and provide all such unused vacation and paid time off (“Assumed Vacation and PTO”). The Buyer shall or shall cause its permitted assigns to assume and have Liability for, and pay, any amounts payable to the Transferred U.S. Employees and Transferred Canadian Employees under Sellers’ educational assistance arrangement if the employee has completed or commenced a class or coursework eligible for assistance thereunder as of the Closing Date in accordance with the policies or procedures of such educational assistance arrangement. The Buyer shall or shall cause its permitted assigns to assume and have Liability for, and pay, any amounts payable to the Transferred U.S. Employees and Transferred Canadian Employees under Sellers’ adoption assistance arrangement if the adoption has been finalized as of the Closing Date.
(n)    WARN. The Sellers shall be responsible for all Liabilities under the Worker Adjustment and Retraining Notification Act and similar state, local or foreign Laws (the

“WARN Act”) resulting from or arising before the Closing. The Buyer shall be responsible for all Liabilities under the WARN Act resulting from or arising on or after the Closing; provided, however, that Sellers shall provide a schedule of all employees that have suffered an employment loss or layoff (as defined under the WARN Act) during the 90-day period immediately prior to the Closing Date at any single site of employment (as defined under the WARN Act) related to the Business. The Buyer acknowledges that it has not informed the Sellers or any of their Affiliates of any planned or contemplated decisions or actions by the Buyer or its Affiliates concerning any terminations or layoffs that would require the Sellers to provide notice under the WARN Act on or before the Closing Date.
Section 6.2    Participation in Sellers’ Benefit Plans. Except as otherwise required by applicable Law, specifically provided in this Agreement or with respect to the Assumed Plans or the Multiemployer Plans or the Canadian Leave Employees or plans in which former employees of the Sellers and their respective Subsidiaries may participate, the Sellers and their respective Subsidiaries shall terminate coverage of the Transferred Employees under Sellers’ Benefit Plans as of the Closing Date.
Section 6.3    Liabilities Under the Assumed Plans. The Sellers and the Buyer shall take all steps necessary or appropriate so that, effective as of the Closing, the Sellers shall transfer to the Buyer or any of its Affiliates, and the Buyer and/or any of its Affiliates shall assume, the sponsorship and obligations of the Assumed Plans, and the Sellers and their respective Subsidiaries shall thereafter have no further obligations or Liabilities thereunder. Without limiting the foregoing, the Buyer shall, or shall cause one of its Affiliates (including, after the Closing, the Sold Companies and Sold Subsidiaries) to, make all bonus payments constituting Assumed Bonus Liabilities.
Section 6.4    Buyer Benefit Plan Implementation. Subject to compliance with applicable Law (including HIPAA), the Sellers shall use reasonable best efforts to deliver the information set forth in Schedule C, for each Employee, by the date therefor set forth on Schedule C under Column 3 identified for each item listed; provided that, notwithstanding the foregoing, the Sellers shall deliver such information on Schedule C by the applicable date under Column 4 on such Schedule C. In addition, subject to compliance with Law (including HIPAA), from and after the date hereof until the Closing, the Sellers will use commercially reasonable efforts to cooperate in good faith with the Buyer in order for the Buyer to identify, coordinate and implement the Buyer Benefit Plans; provided, however, that (a) none of the Company (or any of its Subsidiaries) shall be or become subject to any obligations or liabilities with respect to such Buyer Benefit Plans, except for the Sold Companies and Sold Subsidiaries following the Closing and (b) nothing shall obligate the Company (or any of its Subsidiaries) to provide any information that would violate any obligations of confidentiality (unless such obligation is waived) or result in a violation of Law or loss of legal privilege. The Buyer shall, and shall cause its Affiliates to, use its reasonable best efforts to establish the Buyer Benefit Plans identified in clauses (i) through (iii) of the definition of Buyer Benefit Plan Implementation as promptly as practicable after the date of this Agreement and, in any event, at or prior to the Closing.
Section 6.5    No Third Party Beneficiaries. No provision contained in this Article VI shall (a) be treated as an amendment of any particular employee benefit plan or compensation arrangement maintained by the Sellers, the Sold Companies, the Sold Subsidiaries, the Buyer or any of their respective Subsidiaries or Affiliates, (b) except as expressly provided herein or under applicable Law, obligate the Buyer or any of its Affiliates to (i) maintain any particular benefit plan or compensation arrangement or (ii) retain the employment, or terms of employment, of any particular employee, after the Closing or (c) except as expressly provided herein or under applicable Law, prevent the amendment or termination of any employee benefit plan or compensation arrangement after the Closing or interfere with the right or obligation of the Sellers, the Buyer or any of their respective Subsidiaries or Affiliates to make changes to such a plan or arrangement. Without limiting the generality of Section 13.5, the Sellers and the Buyer acknowledge and agree that all provisions contained in this Article VI are included for the sole benefit of the Sellers, the Buyer and their respective Subsidiaries and Affiliates, and that nothing in this Article VI, whether express or implied, shall create any third party beneficiary or other rights in any other Person, including any Transferred Employee or any other employee, former employee, or participant in any employee benefit plan or compensation arrangement (or any spouse, dependent or other beneficiary thereof), of the Sellers, the Buyer or their respective Subsidiaries or Affiliates.
Section 6.6    Deferred Vacation and Paid Time Off Accounts. Subject to applicable Law, as soon as reasonably practicable following the Closing (but no later than thirty (30) days following the Closing Date and, in any event, not later than as required by applicable Law), the Company or one of its Subsidiaries shall satisfy the Liabilities associated with the Excluded Asset described in Item #7 of Section 2.3(p) of the Company Letter by paying the appropriate amount to each Employee with deferred vacation or paid time off entitled to such payment.
Section 6.7    Canada Closing. Solely for purposes of interpreting and applying the provisions of this Article VI (and the associated defined terms) in respect of any Canadian Employee transferred pursuant to the Canada Closing or any Contemplated Transaction consummated pursuant to the Canada Closing, the term “Closing Date” shall be deemed to refer to the Canadian Closing Date, and the term “Closing” shall be deemed to refer to the Canada Closing.

ARTICLE VII

COVENANTS PENDING THE CLOSING
The Company and the Buyer hereby covenant and agree that after the date hereof until the Closing (except as otherwise provided below) and except as otherwise agreed to in writing by the other party:
Section 7.1    Approvals; HSR Filing; Consents.
(a)    Each of the Company and the Buyer shall (i) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act and the Buyer shall make or cause to be made the Investment Canada Act Notification, both with respect to the Contemplated Transactions as promptly as practicable and, in any event, within ten (10) Business Days after the date hereof in the case of all filings required under the HSR Act, (ii) comply at the earliest practicable date with any request under the HSR Act or the Investment Canada Act for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), the Investment Review Division of Innovation, Science and Economic Development Canada (“IRD”) or any other Governmental Body under any Antitrust Laws or the Investment Canada Act with respect to any such filing or such transactions, and (iii) reasonably cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division, IRD or any other Governmental Body under any Antitrust Laws or the Investment Canada Act with respect to any such filing or such transaction. The Buyer and the Company acknowledge and agree that they shall each pay (or if applicable, reimburse the other Party) half of all filing fees for the filings under the HSR Act or under any other applicable Antitrust Laws or the Investment Canada Act. Each Party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Antitrust Law or the Investment Canada Act in connection with the Contemplated Transactions. Each Party shall promptly inform the other Party hereto of any substantive oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings. Neither Party hereto will independently participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other Party hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, the

Parties hereto will reasonably consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party hereto relating to proceedings under the HSR Act or the Investment Canada Act. Either Party may, as it deems advisable and necessary, reasonably, designate any competitively sensitive material provided to the other Party under this Section 7.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. This Section 7.1(a) does not apply in respect of Taxes. Each of the Company and the Buyer shall use its commercially reasonable efforts to obtain Investment Canada Act Clearance and to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the Contemplated Transactions under the Antitrust Laws or the Investment Canada Act. If any Action is instituted (or threatened to be instituted) challenging that any Contemplated Transaction under any Antitrust Law or the Investment Canada Act, each of the Company and the Buyer shall use its, and shall cause its Affiliates to use their, respective, reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Contemplated Transactions, or to obtain Investment Canada Act Clearance, including by pursuing all available avenues of administrative and judicial appeal or judicial review and all available legislative action, unless, by mutual agreement, the Company and the Buyer decide that litigation is not in their respective best interests. Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be obligated to agree to or accept any terms or conditions that would require the Buyer to (i) license, sell, divest or otherwise dispose of any subsidiaries, operations, divisions, specific assets, customers or categories of assets, product lines or businesses of the Buyer or its Affiliates (whether now owned or hereafter acquired by the Buyer or its Affiliates) or the Sold Companies or the Sold Subsidiaries, (ii) terminate any existing operations, relationships or contractual rights and obligations of the Buyer or its Affiliates or the Sold Companies or the Sold Subsidiaries, (iii) amend or terminate any licenses or other intellectual property agreements of the Buyer or its Affiliates or the Sold Companies or the Sold Subsidiaries and (iv) take actions or make behavioral commitments that may limit the Buyer’s and its Affiliates’ or the Sold Companies or the Sold Subsidiaries’ rights of ownership in, one or more of its operations, divisions, businesses, product lines, customers or assets in order to avoid the entry of, or to effect the dissolution of, any Order in any Action, that would otherwise have the effect of preventing or materially delaying the consummation of any of the transactions contemplated by this Agreement or the Transition Services Agreement. Neither the Company nor any of its Affiliates shall agree to commit to any action described in the foregoing sentence without the prior written approval of and direction by the Buyer.

(b)    The Buyer and the Company shall cooperate with one another (i) in determining whether any other action by or in respect of, or filing with, any Governmental Body is required in connection with the consummation of the Contemplated Transactions and (ii) in taking such actions or making any such filings, in furnishing such information as may be required in connection therewith. This Section 7.1(b) does not apply in respect of Taxes.
(c)    Notwithstanding the foregoing, nothing herein shall require the Company or its Subsidiaries to take any action of the type described in the penultimate sentence of Section 7.1(a), or to make any commitment with respect to any such action, in each case, which would bind the Company or any of its Subsidiaries prior to the Closing or in the event the Contemplated Transactions do not occur.
Section 7.2    Commercially Reasonable Efforts. Except where greater efforts are expressly required pursuant to the terms hereof, the Company and the Buyer shall each use commercially reasonable efforts to cause all of the conditions to the obligations of the other to consummate the Contemplated Transactions that are within its control to be met as soon as reasonably practicable after the date of this Agreement. Without limiting the foregoing, the Buyer shall use commercially reasonable efforts to establish any necessary presence (which may include, if appropriate, appointment of a distributor) in each territory or country in which any Transferred Asset is located so that the Closing can take place without delay.
Section 7.3    Access to Premises and Information; Customers.
(a)    From the date hereof to the Closing Date, the Company shall give to, or cause to be made available for, the Buyer and its other representatives reasonable access and the right, upon reasonable prior notice and in such a manner that does not disrupt the Sellers’ or the Sold Companies’ or the Sold Subsidiaries’ businesses, to inspect during normal business hours all the documents, Assigned Contracts and Business Records (including, for the avoidance of doubt, any Tax Returns and Tax books and records, together with any note papers or work papers related thereto) of the Asset Sellers, the Sold Companies and the Sold Subsidiaries, or otherwise relating to the Business; provided that the parties shall maintain the confidentiality of any disclosed information to the extent set forth in the Confidentiality Agreement, dated September 20, 2016, as amended (the “Confidentiality Agreement”), between the Buyer and the Company, and the Buyer and the Company shall not seek or provide access to matters that (i) relate to the auction or sale process related to the Business, (ii) disclosure of which might affect attorney-client privilege or other privilege of the Company or any of its Subsidiaries, or (iii) might be expected to result in or constitute a violation of applicable Law or breach of contract; provided that the Buyer may disclose such information to its Debt Financing Sources (and their respective counsel, auditors and other professional advisors and such parties shall constitute “Representatives” pursuant to the Confidentiality Agreement and shall be subject to the terms thereof). If such access is restricted due to a term in an Assigned Contract, the Company shall use its commercially reasonable efforts to secure consent from the other party to such an Assigned Contract to provide such access.
(b)    The Buyer will not communicate with the Employees and suppliers and customers of the Business relating to this Agreement and the Contemplated Transactions without first obtaining the prior written consent of the Company, which consent may require that the communication be undertaken jointly with the Company.
(c)    The Parties will use commercially reasonable efforts to coordinate with each other (including, in the case of the Buyer, its Affiliates and their respective portfolio companies) as to any government contract administration matters that may arise prior to the Closing, including any organizational conflict of interest disclosures; provided that the Company and its Subsidiaries shall have no Liability with respect to any organizational conflict of interest arising from or related to any facts, circumstances or other considerations relating to the Buyer and its pre-Closing Affiliates and the Contemplated Transactions.
Section 7.4    Conduct of Business. Following the date of this Agreement and prior to the earlier of the Closing or the termination of this Agreement pursuant to Article XII, except as expressly required or provided by this Agreement (including Section 7.5), as set forth in Section 7.4 of the Company Letter, as required by applicable Law, or with the prior written consent of the Buyer, such consent not to be unreasonably withheld, delayed or conditioned, (i) the Company shall, and shall cause each of the Asset Sellers (solely with respect to the Transferred Assets), the Sold Companies and Sold Subsidiaries, in each case, to, use its respective commercially reasonable efforts to: (x) operate the Business and Transferred Assets in the ordinary course of business in all material respects, (y) maintain and preserve intact the Business, the Asset Sellers, the Sold Companies and the Sold Subsidiaries in all material respects, (z) maintain (or reasonably replace or substitute) the ordinary course and customary relationships with licensors, suppliers, customers, and others having material Business relationships with the Business, and (ii) without regarding the generality of the foregoing clause (i), the Company shall cause each of its Subsidiaries (in each case solely with respect to the Business), including the Asset Sellers, the Sold Companies and Sold Subsidiaries not to:
(a)    amend any of the Sold Companies’ or Sold Subsidiaries’ Organizational Documents;
(b)    (i) adjust, split, combine or reclassify the capital stock of the Sold Companies or Sold Subsidiaries, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock or any securities convertible or exchangeable into or exercisable for any shares of the capital stock of the Sold Companies or Sold Subsidiaries in a manner adverse to the Buyer, (iii) grant any Person any right or option to acquire any shares of the capital stock of the Sold Companies or Sold Subsidiaries or (iv) issue, deliver or sell any additional shares of the capital stock or any securities convertible or exchangeable into or exercisable for any shares of the capital stock of the Sold Companies or Sold Subsidiaries;
(c)    except for changes which are required by applicable Law, this Agreement, any Benefit Plan in effect on the date of this Agreement, any collective bargaining agreement or other agreement in effect on the date of this Agreement, (i) increase the annual compensation or benefits payable or to become payable to (1) any Employees whose annual base salary is less than $175,000 (or the equivalent thereof) (such Employees, “Non-Management Employees”), other than increases made in the ordinary course of business, or (2) any Employee whose annual base salary is equal to or greater than $175,000 (or the equivalent thereof) (any such Employees, “Management Employees”), other than increases made in the ordinary course of business that do not exceed 3% of such Management Employee’s annual compensation and benefits; (ii) enter into any employment, change of control, severance or retention agreement with any Employee, except for (1) an agreement entered into in the ordinary course of business with a Non-Management Employee who has been hired to replace an Employee, (2) an agreement entered into in the ordinary course of business with a Non-Management Employee who has been promoted to replace an Employee or in the ordinary course of business as part of the ordinary performance management review process (provided that after such promotion the employee remains a Non-Management Employee), (3) a severance agreement entered into in the ordinary course of business with a departing Non-Management Employee or Management Employee that is consistent with the severance policy of the applicable Seller in effect on the date hereof or a severance agreement entered into with a departing Non-Management Employee that provides for severance payments or benefits that exceed that amount payable under the severance policy of the applicable Seller in effect on the date hereof by not more than $10,000 or (4) an employment agreement entered into in the ordinary course of business with a Non-Management Employee or Management Employee terminable on no more than sixty (60) days’ notice without penalty or severance; (iii) establish, adopt, enter into or amend any Sellers’ Benefit Plan (or any plan, program or agreement that would be a Sellers’ Benefit Plan if in effect on the date hereof) for the benefit of any Employees or any of their beneficiaries (except for any such changes to any such Sellers’ Benefit Plan which are adopted in the ordinary course of business and are uniformly applied to similarly situated employees of the Company and its Subsidiaries who are not Employees); or (iv) hire, promote, relocate or transfer any Employee (or individual who would be an Employee after the hiring or transfer), except for the hiring and promotion of Non-Management Employees in the ordinary course of business (provided that after such promotion the employee remains a Non-Management Employee), or terminate the employment or engagement of any Management Employee other than for cause or any Non-Management Employee other than for cause or in the ordinary course of business;

(d)    modify, extend, negotiate, enter into or terminate any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, works council or labor organization, or recognize or certify any labor union, works council, labor organization, or group of Employees as the bargaining representative for any Employees;
(e)    sell, lease, license, transfer, pledge, encumber, grant, allow to lapse, abandon or dispose of any material Transferred Asset, including the capital stock of the Sold Companies or Sold Subsidiaries, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment, (iii) non-exclusive licenses of Intellectual Property Rights, in the ordinary course of business, (iv) any Permitted Liens or (v) pursuant to any Contract existing and in effect as of the date hereof;
(f)    incur, assume or guarantee any new Indebtedness in excess of $3,500,000 in the aggregate, other than (i) in the ordinary course of business, including pursuant to performance bonds, letters of credit, surety bonds, bank guarantees or hedging arrangements entered into in the ordinary course of business, (ii) pursuant to any Indebtedness instrument outstanding as of the date of this Agreement and made available to the Buyer as of the date hereof, (iii) Indebtedness that is repaid at or prior to the Closing, (iv) Indebtedness of any Asset Seller that would be an Excluded Liability, or (v) in the case of Indebtedness pursuant to a Benefit Plan, unless permitted pursuant to Section 7.4(c);
(g)    change its financial accounting policies or procedures, other than as required by U.S. GAAP or applicable Law;
(h)    (i) amend, other than in the ordinary course, any material term of, or waive any material right under, or terminate, any Material Contract, Material Government Contract (other than any unilateral contract modifications made by the other party thereto or Shared Space Agreements) or Real Property Lease, in each case, other than in the ordinary course of business, or (ii) enter into or obtain any Contract that if so entered into would be a Material Contract (other than Material Contracts of the type described in Section 4.12(d) or Section 4.12(g)) or a Material Government Contract (other than a Material Government Contract resulting or arising from or related to (A) a Government Bid submitted prior to the date of this Agreement, (B) any teaming agreement entered into prior to the date of this Agreement, (C) any task order under a Government Contract that is an IDIQ contract or (D) any other business opportunity of the Business identified in writing to the Buyer prior to the date of this Agreement), in each case, other than in the ordinary course of business;
(i)    waive, release, assign, settle or compromise any Action related to and material to the Business, the Shares, the Transferred Assets or the Assumed Liabilities other than as substantially reflected or reserved against in the Financial Statements or settlements providing only for the payment of cash by the Company or its Subsidiaries (other than a Sold Company or Sold Subsidiary) or where such cash payment is completed prior to Closing;
(j)    other than the Shared Space Agreements, enter into any Real Property Lease;
(k)    to make any capital expenditures in excess of $750,000 in any fiscal quarter;
(l)    and shall not permit any other Person to, in respect of any Sold Company, Sold Subsidiary, Transferred Asset or Assumed Liability, (i) make, change or revoke any material Tax election, (ii) adopt or change any method of Tax accounting in respect of material Taxes, (iii) enter into any Tax allocation, indemnity or sharing agreement, (iv) settle or compromise any claim, notice, audit, assessment or other proceeding in respect of any material Tax other than as substantially reflected or reserved against in the Financial Statements, (v) surrender or compromise any right to claim a material Tax refund, (vi) amend any material Tax Returns, (vii) enter into any agreement affecting any material Tax Liability or refund or file any request for rulings or special Tax incentives, in each case, with any Taxing Authority, with respect to a Post-Closing Tax Period or Post-Closing Straddle Period or (viii) extend or waive the statute of limitations period applicable to any material Tax or Tax Return (except for statutorily permitted automatic extensions to file consistent with past practice) with respect to any Pre-Closing Tax Period without prior written notice to the Buyer or with respect to any Post-Closing Tax Period or Post-Closing Straddle Period;
(m)    propose or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;
(n)    change or modify in any material respect any collection and payment policies, procedures or practices (including accelerating the collection of or failure to collect any accounts receivable of the Business, or any Seller, Sold Company or Sold Subsidiary or delaying the payment of payables), in each case other than in the ordinary course of business or in a manner consistent with Company-wide practices;
(o)    enter into a joint venture, partnership, joint development program or similar transaction other than a teaming agreement entered into in the ordinary course of business;
(p)    exercise its governance authority, if any, with respect to the Joint Venture to consent to, vote in favor of, or otherwise approve (i) changing the capital structure of the Joint Venture, (ii) amending or modifying the Organizational Documents of the Joint Venture in a manner that would be materially adverse to the Buyer, or (iii) altering the scope of business or the purpose of the Joint Venture; or
(q)    agree in writing to do any of the foregoing.
For the avoidance of doubt, this Section 7.4 shall not restrict in any way any actions of, or in respect of, the Sold Companies or the Sold Subsidiaries with respect to Excluded Assets (or assets that would constitute an Excluded Asset if held by an Asset Seller). Any action expressly permitted under any one clause of this Section 7.4 shall be permitted under all other clauses of this Section 7.4. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Closing. Before the Closing, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.
Section 7.5    Excluded Asset Transfer. At any time prior to the Closing, any Sold Company or Sold Subsidiary may convey, sell, grant, transfer and assign all of its assets, properties and rights that constitute an Excluded Asset to any Person, including the Company or any of its Subsidiaries, such that the Sold Company or Sold Subsidiary will hold only such assets, properties and rights that would constitute Transferred Assets if held by an Asset Seller. Such transfer shall be made in accordance with the provisions of Section 3.6, applied mutatis mutandis.
Section 7.6    Transaction Documents.
(a)    The parties hereto shall cooperate to prepare as soon as reasonably practicable any and all Transaction Documents not prepared as of the date of this Agreement. In addition, the parties hereby agree that each agreement, arrangement or other instrument as shall be required under Law in order to transfer the Transferred Assets or effectuate the assumption of the Assumed Liabilities in jurisdictions inside or outside of the United States, if any (each, a “Local Transfer Document”), shall include only those representations, warranties and indemnities provided for in this Agreement and such other provisions as are required by Law to give effect to such transfer and in any event such agreement, arrangement or other instrument will be given the same treatment as Local Transfer Documents as set forth in Section 13.8.
(b)    If, from and after the execution of this Agreement, until the date that is three (3) months after the Closing Date, either (i) the Company reasonably determines that a portion of the Company’s business (other than the Business) is being conducted at any Leased Real Property or (ii) the Buyer reasonably determines that a portion of the Business is being conducted at any owned or leased real property that is an Excluded Asset, then the Company or the Buyer, as the case may be, shall promptly notify the other of such identified property, and the

Parties shall mutually agree as to whether or not such identified property constitutes a Shared Location (each such other Shared Location, an “Additional Shared Location”). Upon identification of an Additional Shared Location, the Buyer and the Company shall work in good faith to determine the feasibility of separating the business operations of the Parties at such Additional Shared Location and/or relocating the operations of the triggering Party to another property. If, notwithstanding such good faith efforts, the Parties are unable to agree on a mutually satisfactory plan for separating the business operations of the Parties and/or relocating the operations of the triggering Party, the Buyer and the Company shall cooperate in good faith to enter into, as soon as reasonably practicable, a Shared Space Agreement in the form of the Short-Term Shared Space Agreement set forth as Exhibit H-1 for each such Additional Shared Location, taking into account any variations in the specific use by each party of the applicable Additional Shared Location.
Section 7.7    Letters of Credit; Guaranties and Performance Bonds. The Parties hereto acknowledge that (a) at Closing the letters of credit, guaranties and performance bonds related to the Business (the “Business Guarantees”) listed on Section 7.7 of the Company Letter, shall be terminated and the applicable Person (including the Sellers and their respective Subsidiaries) shall be released from any obligations thereunder; (b) in connection with such termination, the Buyer shall use its reasonable best efforts to arrange for the issuance of replacement letters of credit, guaranties and performance bonds at or prior to the Closing; and (c) in no event shall any Seller have any Liabilities with respect to any such replacement letters of credit, guaranties or performance bonds. If the Closing occurs without a termination or release of the relevant Business Guarantees, then such failure shall not constitute a breach of this Section 7.7 nor shall a failure of any Closing Condition be deemed to result therefrom; provided that (i) such Liabilities shall constitute Assumed Liabilities hereunder and (ii) the Buyer shall deliver to the Company or the issuer thereof, as of Closing, a letter of credit, cash collateral or similar assurance of payment, in each case reasonably satisfactory to the Company. The Buyer agrees to continue to use its best efforts after the Closing to relieve the Company and its Subsidiaries of all such Liabilities.
Section 7.8    Carve-Out Accounts. The Company will use commercially reasonable efforts to cause all Carve-Out Accounts to be cancelled, repaid or otherwise eliminated at the Closing without further obligations or liability, following the Closing, of the Sold Companies, Sold Subsidiaries or the Buyer. If the Closing occurs without the cancellation, repayment or other elimination of the relevant Carve-Out Accounts, then such failure shall not constitute a breach of this Section 7.8; provided that any Liabilities in respect of any Carve-Out Account not so cancelled, repaid or otherwise eliminated shall constitute Excluded Liabilities hereunder.
Section 7.9    Financing.

(a)    The Buyer shall, and shall cause its Affiliates to, use its reasonable best efforts to obtain the Financing as promptly as practicable after the date of this Agreement taking into account the Marketing Period and, in any event, at or prior to the Closing, subject only to the conditions described in the Financing Commitments, including using its reasonable best efforts, taking into account the Marketing Period, to (i) comply with its obligations under the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions (including flex provisions) no less favorable to the Buyer in any material respect than those contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions contained in the Financing Commitments (including definitive agreements related thereto) to the extent such conditions are within the control of the Buyer, including the payment of any commitment, engagement or placement fees required as a condition to the Financing, (iv) consummate the Financing at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Contemplated Transactions, for the Buyer to obtain the Financing or any alternative financing) and (v) subject to the satisfaction or waiver of the conditions set forth in the Debt Commitment Letter, enforce its rights under the Financing Commitments (including by using reasonable best efforts to cause the Lender, Note Purchaser and other Persons providing the Financing to fund the Financing contemplated by the Debt Commitment Letters; provided that the Buyer shall not be required to bring any litigation (or similar action) against such lenders, note purchasers or any Debt Financing Source). Upon request, the Buyer shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Company with copies of all material definitive agreements and other documents related to the Financing). Without limiting the generality of the foregoing, the Buyer shall give the Company prompt notice, and in any event, within two (2) Business Days, (x) of any breach or default by any party to any of the Financing Commitments or definitive agreements related to the Financing of which the Buyer becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments or other Contracts related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitments or other Contracts related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time for any reason the Buyer believes in good faith that it will not be able to obtain all or any portion of the Financing in the amounts sufficient to provide the Buyer with the funds necessary for it to consummate the Contemplated Transactions and to perform its obligations under this Agreement, including payment by the Buyer of the Estimated Cash Purchase Price at the Closing and all other amounts payable by the Buyer at the Closing under this Agreement, and to pay all fees and expenses required to be paid at the Closing by the Buyer in connection with the consummation of Contemplated Transactions and the Financings. The Buyer shall not, without the prior written consent of the Company, amend, modify or supplement, or waive any of the provisions under, any of the Financing Commitments, if such amendment, modification, supplement or waiver (A) reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing (or the cash proceeds available therefrom, including by increasing the amount of original issue discount fees to be deducted from proceeds thereof, unless the aggregate amount of the Financing is increased by a corresponding amount), (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing in a manner that would reasonably be expected to delay or prevent, or make less likely to occur, the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (C) impairs the availability of any Financing or the ability of the Buyer to enforce its rights against the other parties to the Financing Commitments or (D) adversely impact (i) the ability of the Buyer to consummate the Contemplated Transactions to be consummated at the Closing or (ii) the likelihood of the consummation of such transactions to be consummated at the Closing (in the case of each of the immediately preceding clauses (C) and (D) above, as compared to the Debt Commitment Letters as in effect on the date of this Agreement). For the avoidance of doubt, the Buyer may amend, supplement, modify or replace the Financing Commitments as in effect at the date hereof, (1) as expressly permitted by Section 7.9(b) below or (2) in any manner consistent with the immediately preceding sentence, including, (x) as required pursuant to the market flex provisions in the fee letter related to the Debt Commitment Letter, (y) to add or replace lenders, lead arrangers, bookrunners, syndication agents or other parties to the Debt Commitment Letter (for the avoidance of doubt, providing additional or replacement lenders, lead arrangers, bookrunners, syndication agents or similar entities with consent rights with respect to existing conditions shall not constitute the addition, expansion, amendment or modification of any condition of the Debt Financing), or (z) to add, replace or reallocate facilities, in each case, which would not reduce the amount of the Debt Financing available to the Buyer below that required to provide the Buyer with the funds necessary for it to consummate the Contemplated Transactions for which it is obligated at the Closing and to perform its obligations under this Agreement, including payment by the Buyer of the Estimated Cash Purchase Price at the Closing and all other amounts payable by the Buyer at the Closing under this Agreement, and to pay all fees and expenses required to be paid at the Closing by the Buyer in connection with the consummation of the Contemplated Transactions and the Financings or adversely affect the availability of the Debt Financing or include any additional conditions to funding of the Debt Financing. For purposes of this Section 7.9, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended, modified or replaced by this Section 7.9, and references to “Financing Commitments,” “Debt Commitment Letter” and “Equity Commitment Letter” shall include such applicable documents as permitted to be amended, modified or replaced by this Section 7.9.

(b)    In the event that any portion of the Financing becomes unavailable, the Buyer shall notify the Company and use its commercially reasonable efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the flex provisions) no less favorable to the Buyer than those contained in (or expressly permitted with respect to) the Financing Commitments and in an amount sufficient for the Buyer to perform its obligations under this Agreement (it being agreed that, if alternative financing is not reasonably available to the Buyer on such terms and conditions, the Buyer may arrange alternative financing on such other terms and conditions as the Buyer may in good faith deem appropriate). Notwithstanding anything herein to the contrary, in no event shall the foregoing require the Buyer to, and the Buyer shall not be required to, (i) pay any fees materially in excess of those contemplated by the Financing Commitments as in effect on the date hereof or (ii) agree to any terms or conditions materially less favorable in the aggregate than the terms and conditions of the Financing Commitments and fee letters as in effect on the date hereof; provided, further, that in no event shall the Buyer be required (1) to amend or waive any of the terms or conditions hereof or (2) to consummate the Closing any earlier than as required by Section 3.2.
(c)    The Company shall, and shall request its representatives and Subsidiaries to, at the Buyer’s sole cost and expense, use its and their commercially reasonable efforts to cooperate with the Buyer and its authorized representatives in connection with the arrangement of the Financing, including, (i) participating in a reasonable number of meetings, presentations, rating agency presentations and due diligence sessions with prospective financing sources and investors (including direct contact between senior management of the Business, on the one hand, and actual and potential financing sources, on the other hand) and cooperating reasonably with the customary marketing efforts of the Buyer and its financing sources and investors, in each case on reasonable advance notice and at reasonable locations, (ii) reasonably assisting with the preparation of customary materials for rating agency presentations, syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, marketing materials and similar documents required in connection with the Financing, including the execution and delivery of customary authorization letters in connection therewith, (iii) as promptly as reasonably practicable, furnishing the Buyer and the Debt Financing Sources with the Required Information and, as may be reasonably requested by the Buyer in connection with the Debt Financing, other customary information regarding the Business that is reasonably available to the Company, (iv) causing the Sold Companies to execute and deliver any customary definitive financing documentation and customary certificates, or other similar documents and instruments as may be reasonably requested by the Buyer, in each such case, as necessary and customary in connection with the consummation of Debt Financing, (v) causing the Sold Companies to execute and deliver any customary pledge and security documents and other documents as may be reasonably requested by the Buyer and otherwise necessary to facilitate the pledging of collateral required by any Financing (including, if applicable, cooperation in coordinating customary releases, including releases of related guarantees, liens and other security interests), (vi) assisting the Buyer in obtaining any corporate credit and family ratings from rating agencies, including assisting the Buyer in the preparation of customary materials for rating agency presentations solely with respect to information relating to the Business and the Sold Companies, and (vii) furnishing the Buyer and any Debt Financing Sources at least five (5) Business Days prior to the Closing Date, with all documentation and other information regarding the Company and its Subsidiaries that has been reasonably requested by the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended; provided, however, that (A) none of the Company (or any of its Subsidiaries) shall be required to become subject to any obligations or liabilities with respect to such agreements or documents, except for the Sold Companies following the Closing and (B) nothing shall obligate the Company (or any of its Subsidiaries) to provide any information that would violate any obligations of confidentiality or result in a violation of Law or loss of any privilege. Any information provided to the Buyer pursuant to this Section 7.9(c) shall be subject to the Confidentiality Agreement. The Buyer shall, promptly upon request by the Company, reimburse the Company (and its Subsidiaries) for all reasonable, out-of-pocket costs incurred by any such Person in connection with such cooperation. The Buyer acknowledges and agrees that the Company and its Subsidiaries and their respective representatives shall not have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement or consummation of the Financing or any alternative financing that the Buyer may raise in connection with the Contemplated Transactions. The Buyer shall indemnify and hold harmless the Company and its Subsidiaries and their respective representatives from and against any and all Damages suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith (other than, in each case, to the extent such Damages arise as a result of the Company’s, its Subsidiaries’ or its or their respective representatives’ gross negligence, willful misconduct or intentional misrepresentation). Notwithstanding anything to the contrary, the condition set forth in Section 8.1(b) of this Agreement, as it applies to the Company’s obligations under this Section 7.9(c), shall be deemed satisfied unless the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the Company’s Willful and Material Breach of its obligations under this Section 7.9. The Buyer acknowledges and agrees that, notwithstanding anything contained herein to the contrary, neither the Company nor any of its Subsidiaries shall be required to deliver any financial statements, including any balance sheet or income statement, in respect of the Business or otherwise, other than the Required Information. The Company and the Sellers hereby consent to use of their respective logos on customary marketing materials in connection with the syndication of the Debt Financing.

(d)    The Company shall provide to the Buyer (i) the Audited Financial Statements and (ii) (A) unaudited statements of income for the Business for each fiscal quarter subsequent to July 1, 2016 that shall have ended at least 45 days prior to the Closing Date, (B) operating cash flows for the Business for each fiscal quarter subsequent to July 1, 2016 that shall have ended at least 45 days prior to the Closing, and (C) combined unaudited balance sheets for the Business for each fiscal quarter subsequent to July 1, 2016 that shall have ended at least 45 days prior to the Closing Date and (iii) any other Required Information.
Section 7.10    Insurance Coverage.
(a)    The Buyer is aware that the Business is covered by group insurance policies taken out by the Company and its Subsidiaries (each, a “Group Policy”) and that the Business will not be covered by such insurance policies after the Closing (or the Canadian Closing Date, as applicable) except as expressly set forth in this Section 7.10. The Buyer shall undertake measures so that the current insurance policies are replaced by other insurance policies for the Business as per the Closing Date at the latest if and to the extent such insurance policies cover the Business. The Company, the Buyer and the Buyer’s insurance broker shall reasonably cooperate to identify such insurance policies and to facilitate a smooth replacement thereof on the Closing Date.
(b)    For a period of six (6) years immediately following the Closing, to the extent that any occurrence-based liability insurance policies or Specified Claims-Based Insurance Policies of the Company that are not Sellers’ Benefit Plans (the “Company Insurance Policies”) covers any losses from Assumed Liabilities (other than Undisclosed Pre-Closing Liabilities, Specified Business Liabilities or any other Liabilities for which the Company is liable under this Agreement, including pursuant to Article XI) to the extent arising out of any matter or occurrence prior to the Closing Date (the “Buyer Claims”), the Company shall cooperate with the Buyer in submitting the Buyer Claims on behalf of and for the benefit of the Buyer under any Company Insurance Policy; provided that the Buyer shall also make claims under all applicable insurance policies or self-insurance programs of the Buyer or any of its Affiliates (including, following the Closing, the Sold Companies and Sold Subsidiaries). For the avoidance of doubt, the Company and its Subsidiaries shall retain all rights to control their respective insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of their insurance policies and programs, notwithstanding whether any such policies or programs apply to any Liabilities of the Buyer or its Affiliates (including the Sold Companies and Sold Subsidiaries). Notwithstanding anything to the contrary contained in this Agreement, neither the Buyer nor any of its Affiliates (including the Sold Companies and Sold Subsidiaries) shall make any claims under any other Group Policies (including any claims-made insurance policies) or any self-insured programs of the Company and its Subsidiaries other than the Company Insurance Policies.

(c)    If there is a recovery under such Company Insurance Policies with respect to a Buyer Claim, the Company shall be reimbursed out of such recovery for any out-of-pocket fees, costs and expenses incurred by the Company or any of its Subsidiaries in relation to such Buyer Claim that have not previously been reimbursed to the Company by the Buyer.
(d)    Any Party receiving a notice with respect to any Buyer Claim shall promptly notify all other parties hereto. To the extent that the Company and the Buyer have competing claims that will exhaust the limits of a Company Insurance Policy, recovery under such claims shall be allocated in proportion to their respective bona fide claims thereunder following the Closing.
(e)    The Buyer will reimburse the Company and its Subsidiaries for the full amount of all out-of-pocket fees, costs and expenses incurred by any such Person as a result of such claims. The amount of any “deductibles” and/or net retentions applicable to the Buyer Claims under Company Insurance Policies shall be allocated between the Company and the Buyer in proportion to their respective bona fide claims thereunder following the Closing; provided that any “deductibles” and/or net retentions applicable solely to Buyer Claims shall be incurred by the Buyer (but, for the avoidance of doubt, this Section 7.10(e) shall not prejudice the Buyer’s rights under Article XI hereof).
(f)    For purposes of this Section 7.10, “Specified Claims-Based Insurance Policies” shall mean the claims-based insurance policies of the Company to the extent such policies insure the Business for Assumed Liabilities arising out of any matter or occurrence prior to the Closing Date.
(g)    This Section 7.10 shall not require the Company or its Subsidiaries to maintain any insurance policy in effect such that it newly covers claims made or events occurring after the Closing. For the avoidance of doubt, the Company shall not be required to obtain tail policies with respect to any of its insurance policies, including directors and officers liability, employment practices liability, fiduciary liability and cyber/professional liability with respect to the Sold Companies and Sold Subsidiaries (and the Business).
Section 7.11    Facility Security Clearances.
(a)    Each of the Parties (it being understood that the Company shall be responsible for its obligations and its Affiliates’ obligations to take any action under this Section 7.11) shall use their reasonable best efforts to undertake all actions within their respective control to obtain the approval of DSS, and the approval of any other necessary Governmental Body, of the retention by, or transfer to, HITS at Closing of the facility security clearances set forth on Section 4.13(i)(b) of the Company Letter (the “Facility Security Clearance Transfer Approval”).

(i)    In furtherance of, and without limitation to, paragraph (a) of this subsection, the Buyer shall (1) coordinate with the Company to prepare and provide summary notice to DSS of the transactions contemplated by this Agreement no later than five (5) Business Days after the date hereof (the “DSS Notification”); (2) coordinate with the Company, the Sold Companies and the Sold Subsidiaries to prepare and deliver true, complete and accurate copies of their respective information required by a Certificate Pertaining to Foreign Interests applicable to the post-closing ownership structure of the Sold Companies and the Sold Subsidiaries (“Form SF-328”) to DSS no later than twenty (20) Business Days after the date hereof, including reasonable supporting documentation applicable to the Buyer, and promptly deliver any additional information that DSS subsequently requests from the Buyer in connection with its review; (3) coordinate with the Company to conduct a joint introductory call with DSS no later than ten (10) Business Days after the date hereof; (4) promptly take any reasonable and customary actions proposed by and acceptable to DSS to mitigate foreign ownership, control, or influence (as defined in the NISPOM) applicable to the Buyer, if any; and (5) notwithstanding anything to the contrary in this Agreement, promptly provide to DSS any other information necessary under the applicable provision of the NISPOM or requested by DSS or any other Governmental Body or otherwise required in connection with the Facility Security Clearance Transfer Approval.
(ii)    In furtherance of, and without limitation to, paragraph (a) of this subsection, each of the Company, the Sold Companies and the Sold Subsidiaries shall (1) coordinate with the Buyer to prepare and provide the DSS Notice no later than five (5) Business Days after the date hereof; (2) coordinate with the Buyer to prepare and deliver true, complete and accurate copies of their respective information required by a the Form SF-328 to DSS no later than twenty (20) Business Days after the date hereof, including reasonable supporting documentation applicable to the Company, the Sold Companies and the Sold Subsidiaries (as the case may be), and promptly deliver any additional information that DSS subsequently requests from the Company, the Sold Companies and the Sold Subsidiaries (as the case may be) in connection with its review; (3) coordinate with the Buyer to conduct a joint introductory call with DSS no later than ten (10) Business Days after the date hereof; (4) deliver true, complete and accurate (as of the date of submission) information set forth in Schedule D, in respect of any facility security clearance, classified contract or employee holding a personnel security clearance (collectively, the “Cleared Business,”) within fifteen (15) Business Days from the date hereof; (v) as promptly as practicable obtain and provide to DSS any then-current information or information anticipated to be applicable post-Closing with respect to any new Commercial and Government Entity codes required to facilitate the transfer of the Cleared Business; and (5) notwithstanding anything to the contrary in this Agreement, promptly provide to DSS any other information necessary under the applicable provision of the NISPOM or requested by DSS or any other Governmental Body or otherwise required in connection with the Facility Security Clearance Transfer Approval.
(b)    In furtherance of, and without limitation to, paragraph (a), (a)(i) and (a)(ii) of this subsection, the Parties shall coordinate to decide the strategy of engagement with, and submission of information to, DSS. Each Party shall promptly inform the other Parties of any substantive oral communication with, and provide copies of written communications with, DSS regarding such transfer of facility security clearances. No Party will independently participate in any substantive meeting or discussion, either in person or by telephone, with a Governmental Body in respect of the transfer of facility security clearances described herein without giving the other Party prior notice of the meeting, to the extent practicable, and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. The Parties shall provide to each other (or their Representatives) an advance copy of any information intended to be submitted to DSS and shall provide the other Party a reasonable opportunity to review and comment on such submission. To the extent the Company is prohibited by Law from providing information about its business to the Buyer, the Company shall so notify the Buyer and to the extent reasonably practicable under the circumstances provide the Buyer (and its Representatives) anonymized information in respect of the same. To the extent the Buyer is prohibited by its or its Affiliates’ governing documents or related investor agreements from providing information about its business to the other Parties, the Buyer shall so notify the other Parties and to the extent reasonably practicable under the circumstances provide the other Parties (and their Representatives) anonymized information in respect of the same.
(c)    Within fifteen (15) Business Days after the date hereof (unless mutually agreed otherwise by the Parties), the Company shall prepare and submit to PSPC notice of the transactions contemplated by this Agreement in accordance with the requirements of the Canadian Controlled Goods Regulations, the Security Policy of the Government of Canada, the Industrial Security Manual and any other applicable security measures of the Government of Canada. The Company and the Buyer shall use commercially reasonable best efforts to coordinate with each other and PSPC to effect the transfer of any Canadian facility security clearance, classified contract and employees holding a personnel security clearance (collectively the “Cleared Canadian Business”) required to be transferred in connection with this Agreement, and obtain written consent or non-objection to the transfer of the Cleared Canadian Business to the Buyer or one of its affiliates (the “PSPC Consent”). In furtherance of the foregoing, the Buyer shall prepare and deliver to PSPC within the deadline and in the form required by PSPC any certification or other attestation required by PSPC in carrying out any Foreign Ownership, Control or Influence review under the Industrial Security Manual or other applicable security regulation or policy.

Section 7.12    Transition Planning.
(a)    Subject to compliance with Law, from and after the date hereof until the Closing, the Sellers and the Buyer will cooperate in good faith to identify, coordinate and implement the actions reasonably necessary to enable the provision of services pursuant to the Transition Services Agreement beginning as of the Closing Date. Without limiting the generality of the foregoing, promptly following the date hereof, (i) the Company will as soon as reasonably practicable following the date hereof, cooperate with the Buyer to determine the third parties from whom the Company will seek consent or provide notice with respect to the provision of services under the Transition Services Agreement, as applicable, and thereafter, the Company will commence the process of seeking to obtain third party consents and providing notices to third parties, as so identified, in connection with the provision of services pursuant to the Transition Services Agreement, in accordance with the form of Transition Services Agreement attached hereto as Exhibit F; provided that any determination of the Company and the Buyer not to seek a consent or provide notice, as applicable, shall not be deemed to limit the Company’s obligation to provide the applicable service pursuant to the Transition Services Agreement, and (ii) the Parties will form a transition committee, which committee will meet as often as reasonably necessary, but at least once per month until the Closing, in order to address matters relating to the implementation of the Transition Services Agreement. Each Party shall be required to delegate no more representatives to serve on the committee than reasonably necessary to resolve the transition issues identified by the Parties. Each Party shall identify its own subject matter experts to serve on the committee.
(b)    From and after the Effective Date, the Parties shall cooperate in good faith and in their reasonable discretion to prepare and finalize, as promptly as reasonably practicable, but in any event within forty-five (45) days following the date hereof, the Shared Space Agreement and all schedules and exhibits thereto for each Shared Location, using as a form the Short-Term Shared Space Agreement, set forth as Exhibit H-1, or the Long-Term Shared Space Agreement, set forth as Exhibit H-2, as applicable. In the event a dispute arises between the Parties in finalizing any Shared Space Agreement, telephonic negotiations shall be conducted between the Parties’ respective Shared Space Coordinators during the ten (10) Business Day period following a written request from any Party (“Dispute Negotiations”). If the Shared Space Coordinators are unable to resolve the dispute within ten (10) Business Days after the Parties have commenced Dispute Negotiations, then either Party may submit the dispute to a neutral and independent arbitrator with 10 years of experience in a managerial role in a similar business to the Business and appointed by agreement between the Parties to assist them in resolving the dispute (such arbitrator, the “Shared Space Arbitrator”). In the event that the Parties cannot agree on a neutral arbitrator, then the dispute shall be submitted to final and binding arbitration in New York, New York, administered by J.A.M.S./Endispute, Inc. or its successors (“JAMS”) in accordance with its Streamlined Arbitration Rules and Procedures in effect at that time. The arbitrator selected pursuant to such rules and procedures shall be deemed the “Shared Space Arbitrator.” Either Party may give written notice to the other describing the nature of the dispute, requiring the dispute to be submitted to such Shared Space Arbitrator and proposing the name of a suitable person to be appointed. The Parties shall direct the Shared Space Arbitrator (A) to consider the following factors in resolving the dispute: (i) the reasonable business needs of each Party, (ii) the number of each Party’s personnel or employees using or occupying the Shared Location, (iii) security and confidentiality needs of each Party, and (iv) the cost and difficulty of separating the Parties and (B) to issue its recommendation on the earlier of five Business Days prior to the Closing and twenty days following the submission of the dispute to the Shared Space Arbitrator. The cost of the Shared Space Arbitrator shall be borne equally by the Company and the Buyer. The Shared Space Arbitrator shall be bound by the provisions of this Agreement and shall not have the power to add to, subtract from or otherwise modify such provisions. The Shared Space Arbitrator shall consider only the specific issues submitted to him/her for resolution and no other issues. The Parties agree that the resolution by the Shared Space Arbitrator shall be final, binding and non-appealable, and that the Shared Space Agreements subject to the Dispute Negotiations shall reflect the resolution of the Shared Space Arbitrator. The final resolution of such arbitration shall not be a condition to Closing, and in the event that such arbitration does not produce a final and binding resolution by the Closing, then the Parties shall continue the arbitration proceeding following the Closing and at the Closing the Parties shall execute and deliver Shared Space Agreements that require operation of the applicable Shared Location(s) in the manner in which the same are being operated immediately prior to Closing.
(i)    For completion of Schedule 1.21 to the Short Term Shared Space Agreements, the Company shall provide a list of Licensee Employees, as defined in the form of Short Term Shared Space Agreement, for each Short Term Shared Location to Buyer, and each such list shall be included as Schedule 1.21 to the applicable Short Term Shared Space Agreement for the applicable Short Term Shared Location subject to consent of Buyer, which consent shall not be unreasonably withheld or delayed.
(c)    From and after the date hereof until the Closing, the Sellers will use commercially reasonable efforts to separate to the greatest extent reasonably practicable the Sellers’ retained personnel from the Business employees at each of the Shared Locations in a manner consistent with the Shared Space Agreements and to implement by the Closing such additional separation measures as may be necessary (i) for the Business to be in compliance as of the Closing with the applicable provisions of any Government Contract and (ii) for each of the Sellers and the Buyer to maintain, as between them, the confidentiality of the confidential information of the Sellers’ retained businesses and the Business, respectively. The Buyer will cooperate with the Sellers as reasonably requested by the Sellers in connection with such separation activities.

Section 7.13    ITAR.
(a)    No later than twenty-one (21) days after the date hereof, the Buyer or a direct or indirect controlling stockholder of the Buyer shall file for a registration as a manufacturer and exporter of defense articles and defense services from the U.S. Department of State, Directorate of Defense Trade Controls (“ITAR Registration”);
(b)    As soon as practicable after the date hereof, but in no event later than five (5) days in advance of the Closing, the Company shall provide to the Buyer: (i) a complete list of all ITAR licenses, agreements, and approvals (including, with respect to each such license, agreement, or other approval: the license or agreement number, case number, date of approval, and the date of expiration) required for the continued operation of the Business in compliance with the ITAR; and (ii) complete and accurate electronic copies of the text, the corresponding DSP-5 form(s), and any amendments, non-disclosure agreements, provisos, and other relevant material related to these documents for each such license, agreement, or approval; and
(c)    No later than five (5) days after Closing, the Company shall initiate the transfer to the Buyer of all licenses issued under the EAR that are necessary for the uninterrupted operation of the Business, by submitting to the U.S. Department of Commerce, Bureau of Industry and Security, the requisite transfer request(s) in accordance with EAR Section 750.10.
Section 7.14    Interdependent Contracts. Should a Sold Company or Sold Subsidiary team, either as a prime contractor or subcontractor, with the Company or any of its Subsidiaries (other than the Sold Companies and Sold Subsidiaries) for a Government Bid that will be submitted, or a Government Contract that will be executed, prior to the Closing, the Company shall cause its Affiliates to formalize such an arrangement in a teaming agreement or subcontract, as applicable, containing terms and conditions consistent with the applicable Interdependent Contract. Other than entry into the Closing Interdependent Contracts at the Closing, the Company shall and shall cause its Subsidiaries not to amend any material term of, or waive any material right under, or terminate any Interdependent Contract set forth on Section 4.13(b) of the Company Letter without the Buyer’s consent, which consent shall not be unreasonably withheld, delayed or conditioned.
Section 7.15    IP Filings. Prior to the Closing Date, the Company shall, at the Company’s expense, cause the Company and its Subsidiaries to (a) file (to the extent not filed prior to the date hereof) such documents as are necessary to update record title of the Listed Intellectual Property, and (b) file such documents in the U.S. Patent and Trademark Office as may be necessary to release the lien on U.S. Patent No. 7760352 (“Dual Pulse Single Event

Raman Spectroscopy”) in favor of Nevyas, Herbert, MD and Nevyas Eye Associates, P.C., dated September 4, 2015 and recorded on October 13, 2015 at Reel/Frame 36777/0730.
ARTICLE VIII

CONDITIONS PRECEDENT TO THE BUYER’S OBLIGATIONS TO CLOSE
Section 8.1    Closing. The obligation of the Buyer to purchase the Transferred Assets and to otherwise consummate the Contemplated Transactions is subject to the satisfaction or fulfillment, at or before the Closing, of each of the following conditions precedent (any of which may be waived, in whole or in part, by the Buyer in its sole discretion):
(a)    Representations and Warranties. The representations and warranties of the Company set forth in (i) Article IV (other than in Section 4.1, Section 4.2, Section 4.5(a) and Section 4.10(a)) shall be true and correct in all respects, without regard to any Materiality Qualification (other than the Retained Materiality Qualifications), as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not have a Material Adverse Effect, (ii) Section 4.5(a) shall be true and correct as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representation and warranty to be so true and correct would not individually or in the aggregate be reasonably expected to result in more than de minimis additional cost, expense or Liability, and (iii) Section 4.1, Section 4.2, and Section 4.10(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date.
(b)    Compliance with this Agreement. The Company shall have duly performed and complied with or shall have caused to be duly performed or complied with, as applicable, in all material respects, all obligations, covenants, agreements, and conditions required by this Agreement to be performed or complied with by the Company, the Sellers, the Sold Companies and/or the Sold Subsidiaries at or before the Closing.
(c)    Officer’s Certificate. At or prior to the Closing, the Company shall have delivered or cause to be delivered to the Buyer a certificate executed by an authorized officer, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Section 8.1(a) and Section 8.1(b).
(d)    No Prohibitions. No Order shall have been entered by a Governmental Body of competent jurisdiction in the U.S. after the date hereof and shall be in effect that prevents the consummation of the Contemplated Transactions.

(e)    Governmental Approvals. At the Closing, all consents and approvals of Governmental Bodies listed on Section 8.1(e) of the Company Letter shall have been obtained.
(f)    Certain Documents. The Company shall have delivered, or caused to be delivered, each of the documents and instruments set forth in Section 3.5(a) with respect to the Closing.
(g)    Audited Financial Statements. The Company shall have delivered, or caused to be delivered, to the Buyer the Audited Financial Statements.
(h)    Material Adverse Effect. Since the date hereof, there shall not have occurred any Material Adverse Effect.
(i)    Required Consents. The Company shall have delivered or caused to be delivered to the Buyer each of the Required Consents.
(j)    DSS. The Company shall have obtained the Facility Security Clearance Transfer Approval.
Section 8.2    Frustration of Closing Conditions. The Buyer may not rely, either as a basis for not consummating the Contemplated Transactions or for terminating this Agreement and abandoning the Contemplated Transactions, on the failure of any condition set forth in Section 8.1 to be satisfied if such failure was materially contributed to by the Buyer’s breach of any provision of this Agreement or failure to use the efforts required to consummate the Contemplated Transactions, as required by and subject to the terms and conditions of this Agreement, including Section 7.1, Section 7.2 and Section 7.9.
ARTICLE IX

CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS TO CLOSE
Section 9.1    Closing. The obligation of the Company to sell the Transferred Assets and to otherwise consummate the Contemplated Transactions is subject to the satisfaction or fulfillment, at or before the Closing Date, of each of the following conditions precedent (any of which may be waived, in whole or in part, by the Company in its sole discretion):
(a)    Representations and Warranties. The representations and warranties of the Buyer set forth in (i) this Agreement (other than in Section 5.1, Section 5.2, Section 5.9 and Section 5.10) shall be true and correct in all respects, without regard to any “materiality” qualifications contained in them, as of the date hereof and at and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of representations and warranties to be true and correct in all respects would not reasonably be expected to enjoin, impair, impede, delay or prevent the Buyer’s ability to consummate the Contemplated Transactions and (ii) Section 5.1, Section 5.2, Section 5.9 and Section 5.10 shall each be true and correct in all respects as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).
(b)    Compliance with this Agreement. The Buyer shall have duly performed and complied with or shall have caused to be duly performed or complied with, as applicable, in all material respects with all obligations, covenants, agreements, and conditions required by this Agreement to be performed or complied with by the Buyer or any applicable Affiliate at or before the Closing.
(c)    Officer’s Certificate. At or prior to the Closing, the Buyer shall have delivered to the Company a certificate executed by an authorized officer, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Section 9.1(a) and Section 9.1(b).
(d)    No Prohibitions. No Order shall have been entered by a Governmental Body of competent jurisdiction in the U.S. after the date hereof and shall be in effect that prevents the consummation of the Contemplated Transactions that directly involve or relate to the Transferred Assets.
(e)    Governmental Approvals. At the Closing, all consents and approvals of Governmental Bodies listed on Section 8.1(e) of the Company Letter shall have been obtained and all conditions related to such consents and approvals shall have been satisfied, including the completion of any sale, divestiture or disposition of assets or businesses as may be required under Section 7.1.
(f)    Certain Documents. The Buyer shall have delivered, or caused to be delivered, each of the documents and instruments set forth in Section 3.5(b) with respect to the Closing.
(g)    DSS. The Company shall have obtained the Facility Security Clearance Transfer Approval.
Section 9.2    Frustration of Closing Conditions. The Company may not rely, either as a basis for not consummating the Contemplated Transactions or for terminating this Agreement and abandoning the Contemplated Transactions, on the failure of any condition set forth in Section 9.1 to be satisfied if such failure was materially contributed to by the Company’s breach of any provision of this Agreement or failure to use the efforts required to consummate the Contemplated Transactions, as required by and subject to the terms and conditions of this Agreement, including Section 7.1 and Section 7.2.
ARTICLE X

ADDITIONAL COVENANTS OF THE PARTIES
Section 10.1    Publicity. Except for a press release approved by the Parties at the entering into of this Agreement and at, prior to or after the Closing, or as may be required by Law or Governmental Bodies (including disclosures advisable or required under the securities Laws or any listing agreement covering publicly traded securities), neither the Company nor the Buyer shall release, generate or permit any publicity concerning this Agreement or the Contemplated Transactions or otherwise announce or disclose to a third party any matter relating to this Agreement or the Contemplated Transactions (except in connection with obtaining requisite consents) without the prior express written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned. If disclosure is required by applicable Law (including disclosures advisable or required under the securities Laws or any listing agreement covering publicly traded securities), the Party making the release or announcement shall, to the extent permitted by applicable Law and reasonably practicable, before making such release or announcement, provide a copy thereof with an opportunity to comment, to the other Party prior to such issuance. No Party shall be required to provide notice to the other or otherwise comply with this Section 10.1 to the extent any proposed release or announcement is consistent with information that has previously been made public without breach of the obligations under this Section 10.1. Communications by any Party to its counsel, accountants, prospective Debt Financing Sources (including with respect to communications made in connection with the Buyer’s financing efforts) and other professional advisors shall not, in and of themselves, be deemed a violation of this Section 10.1.
Section 10.2    Access after Closing; Cooperation.
(a)    Access.
(i)    From and after the Closing, the Buyer shall and shall cause any applicable Affiliates (and their respective successors and assigns) to make or cause to be made available to the Company and its Subsidiaries, and their respective representatives, on a timely basis, all books, records and documents obtained by the Buyer or its Affiliates hereunder and personnel records or files related to the Transferred Employees and will provide the cooperation and assistance of the Buyer’s or its Subsidiaries’ employees responsible for such books, records and documents, during normal business hours as may be reasonably requested by the Company, as the case may be for: (A) concluding its involvement in the Business, (B) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action by or before any court or other Governmental Body (except for any claim made by one Party against any other Party), (C) preparing reports to any Governmental Body, (D) preparing and delivering any accounting or other financial statement (whether provided for under this Agreement or otherwise), (E) the Honduras Wind-down, (F) complying with applicable Law (including any Environmental Law), (G) complying with the terms of, administering, or closing out any Contract, lease, or Government Contract to which the Company or any of its Subsidiaries is or was a party, and (H) in connection with Section 10.10. This Section 10.2(a)(i) does not apply in respect of Taxes.
(ii)    From and after the Closing, the Company shall and shall cause its Subsidiaries (and their respective successors and assigns) to make or cause to be made available to the Buyer and its Subsidiaries and their respective representatives, on a timely basis, all books, records and documents that are retained by the Company or any of its Subsidiaries, which information relates to the Business and personnel records or files related to the Transferred Employees and related to the pre-Closing period and will provide the cooperation and assistance of the Company’s or their respective Subsidiaries’ employees responsible for such books, records and documents, during normal business hours as may be reasonably requested by the Buyer, as the case may be for: (A) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action by or before any court or other Governmental Body (except for any claim made by one Party against any other Party), (B) preparing reports to any Governmental Body, (C) preparing and delivering any accounting or other financial statement (whether provided for under this Agreement or otherwise), and (D) in connection with Section 10.10; provided, however, that nothing in this Section 10.2(a)(ii) shall require the Company or any of its Subsidiaries to make available books, records or documents (1) of the type described in clauses (d) or (e) of the definition of Excluded Business Records, or (2) pertaining to the Transferred Employees, other than in the case of this clause (2), Transferred Employee Records. This Section 10.2(a)(ii) does not apply in respect of Taxes.
(b)    For a period of three (3) years after the Closing Date, the Company shall hold and shall cause its Subsidiaries to hold, and shall each use their commercially reasonable efforts to cause their respective representatives to hold, in strict confidence, and not to use in a manner in violation of Section 10.7, any and all of the other Business Confidential Information; provided, however, that the Company may disclose, or may permit disclosure of, Business Confidential Information (i) to their respective representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Company, (ii) if the Company, its Subsidiaries or their respective representatives are requested or compelled to disclose any such Business Confidential

Information by judicial or administrative process or by other requirements of Law or other legal process (by oral questions, interrogatories, requests, subpoenas, depositions, civil investigative demands or otherwise) or any Governmental Body, securities exchange, market or automated quotation system to which such Person is subject or (iii) in connection with any proceeding to enforce such Party’s rights under this Agreement or any Transaction Document. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Business Confidential Information is made pursuant to clause (ii) immediately above, the Company shall (x) to the extent legally permissible and reasonably practicable under the circumstances, promptly notify the Buyer of the existence of such request or demand and the disclosure that is expected to be made in respect thereto with sufficient specificity so that the Buyer may, at its expense, seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 10.2 and (y) if requested by the Buyer (at the Buyer’s sole cost and expense), cooperate with the Buyer in seeking a protective order or other appropriate remedy in respect to such request or demand. If such a protective order or other remedy or the receipt of a waiver by the Buyer is not obtained and such disclosing Party or any of its Subsidiaries, Affiliates or representatives is nonetheless requested or compelled by judicial or administrative process or by other requirements of Law or other legal process (by oral questions, interrogatories, requests, subpoenas, depositions, civil investigative demands or otherwise) or any Governmental Body, securities exchange, market or automated quotation system to which such Person is subject to disclose any Business Confidential Information, the Company (or such Subsidiary, Affiliate or representative) may, after compliance with the immediately preceding sentence of this Section 10.2(b), disclose only that portion of the Business Confidential Information which is so requested or compelled; provided that the Company and, if appropriate, such Subsidiary, Affiliate or representative, exercise its and their, if so requested by the Buyer, commercially reasonable efforts, at the Buyer’s sole cost and expense, to obtain reliable assurances that confidential treatment will be afforded to such Business Confidential Information.
(c)    As used in this Agreement, “Business Confidential Information” means all non-public information included in the Transferred Assets, except that “Business Confidential Information” shall not include information (i) which was, is or becomes generally available to the public (other than as a result of its disclosure in violation of Section 10.2(b) above), (ii) which, after the Closing Date, is made available or known to the Company or its Subsidiaries by a Person; provided that the source of such information is not known by the Company to be bound by a duty of confidentiality agreement with the Buyer, or (iii) to the extent such information relates to the Excluded Business.
(d)    Notwithstanding anything to the contrary set forth herein, (i) the Company and the Sellers shall be deemed to have satisfied their obligations hereunder with respect to Business Confidential Information if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information, materials or other documents and (ii) confidentiality obligations provided for in any agreement between the Company or any of the Sellers, on the one hand, and any employee of the Company or any of the Sellers, on the other hand, shall remain in full force and effect in accordance with their terms.
(e)    Seller shall undertake commercially reasonable efforts to cooperate with the Buyer to facilitate timely notices of Seller and the Buyer to the U.S. State Department, Directorate of Defense Trade Controls no later than five (5) days after the Closing as required under Section 122.4(a) of ITAR.
(f)    The Buyer shall, and shall cause each of the Sold Companies to, reasonably cooperate with the Company in connection with liquidating and/or winding down the operations of Harris Communications Honduras S.A. de C.V. (the “Honduras Wind-down”).
Section 10.3    Cooperation in Litigation. Subject to Section 10.4(g), (a) for a period of three (3) years after the Closing, each Party hereto will reasonably cooperate with the other in the defense or prosecution of any Action which has been or may be instituted hereafter against or by such Party relating to or arising out of the conduct of the Business prior to the Closing (other than litigation between the Parties or their Subsidiaries or Affiliates (or in which the Parties or their Subsidiaries or Affiliates are directly adverse to each other)) and (b) the party requesting such cooperation shall pay the reasonable expenses (including reasonable legal fees and disbursements) of the party providing such cooperation and of its officers, directors, employees and agents reasonably incurred in connection with providing such cooperation.
Section 10.4    Tax Matters.
(a)    Preparation and Filing of Pre-Closing Period Income Tax Returns of the Sold Companies and Sold Subsidiaries. The Company shall, at its expense, prepare (or cause to be prepared) all Pre-Closing Period Income Tax Returns required to be filed by the Sold Companies and Sold Subsidiaries, and shall remit or cause to be remitted all Income Taxes shown as due thereon. All such Pre-Closing Period Income Tax Returns shall be prepared in a manner consistent with the prior practice of the Sold Companies and Sold Subsidiaries (as the case may be), except as required by a change in applicable Law. The Company shall deliver (or cause to be delivered) drafts of all such Pre-Closing Period Income Tax Returns of the Sold Companies and Sold Subsidiaries to the Buyer for its review at least thirty (30) days prior to the Due Date of any such Tax Return. The Pre-Closing Period Income Tax Returns of the Sold Companies and Sold Subsidiaries shall be subject to the Buyer’s review and comment. If the Buyer disputes any item on a Pre-Closing Period Income Tax Return of the Sold Companies or Sold Subsidiaries, it shall notify the Company (by written notice within ten (10) days of receipt of such draft of such Pre-Closing Period Income Tax Return) of such disputed item (or items) and the basis for its objection. The Buyer and the Company shall negotiate in good faith and use their commercially reasonable efforts to resolve any dispute prior to the Due Date of any such Pre-Closing Period Income Tax Return. If the Buyer and the Company cannot resolve any disputed item within five (5) days after such written notice, the item in question shall be resolved by the Accountant as promptly as practicable, and in any event not later than five (5) days prior to the Due Date of the applicable Pre-Closing Period Income Tax Return. The determination by the Accountant shall be final, binding and conclusive on the Parties. The fees and expenses of the Accountant shall be paid fifty percent (50%) by the Buyer and fifty percent (50%) by the Company. The Company shall timely file all such Pre-Closing Period Income Tax Returns; provided, however, that if the disputed item shall not yet have been finally resolved pursuant to this Section 10.4(a) by the Due Date of the relevant Pre-Closing Period Income Tax Return, the Company shall file such Pre-Closing Period Income Tax Return reflecting the item as proposed by the Company and shall file an amended Pre-Closing Period Income Tax Return to reflect such item once and as finally determined pursuant to this Section 10.4(a); provided, further, that if the Company is not authorized to execute and file such Pre-Closing Period Income Tax Return by applicable Law, the Company shall pay or cause to be paid to the Buyer, no later than three (3) days prior to the Due Date for filing such Pre-Closing Period Income Tax Return, the amount of Taxes shown as due and payable on such Pre-Closing Period Income Tax Return, and the Buyer shall execute and file (or cause to be executed and filed) such Pre-Closing Period Income Tax Return (as finally determined pursuant to this Section 10.4(a)) with the appropriate Taxing Authority.
(b)    Preparation and Filing of Other Tax Returns of the Sold Companies and Sold Subsidiaries. The Buyer shall, at its expense, prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns of the Sold Companies and Sold Subsidiaries that are required to be filed after the Closing Date other than those described in Section 10.4(a), and, subject to Section 11.1(d), shall remit or cause to be remitted all Taxes shown to be due and payable on any such Tax Returns. The Buyer shall deliver or cause to be delivered drafts of all such Tax Returns that are (i) Pre-Closing Period Non-Income Tax Returns or (ii) Straddle Period Tax Returns to the Company for its review at least thirty (30) days prior to the Due Date of any such Tax Return, and shall notify the Company in writing of the Buyer’s calculation of the amount of Taxes shown as due and payable on any such Pre-Closing Period Non-Income Tax Return or the Company’s share (if any) of the Taxes of the Sold Companies and Sold Subsidiaries (determined in accordance with Section 10.4(c) and reduced by the amount of any Tax to the extent such Tax was specifically taken into account in the determination of Closing Working Capital Liabilities as a reduction to the Final Cash Purchase Price) shown as due and payable on any such Straddle Period Tax Return, as applicable; provided, however, that such draft of any such Tax Return and the calculation of the Taxes due and payable by the Company with respect thereto shall be subject to the Company’s review and comment. If the Company disputes any item on such Tax Return and/or the calculation of the amount of the Company’s Liability for Taxes shown as due and payable thereon, it shall notify the Buyer (by written notice within ten (10) days of receipt of such draft of such Tax Return or written notice relating to the Buyer’s calculation of the amount of the Company’s Liability for Taxes shown as due and payable on such Tax Return, as applicable) of such disputed item (or items) and the basis for its objection. If the Company does not object by written notice within such period, the amount of Taxes shown to be due and payable on any such Pre-Closing Period Non-Income Tax Return, and the Buyer’s calculation of the Company’s share of the Taxes of the Sold Companies or Sold Subsidiaries, as the case may be, relating to any such Straddle Period (determined in accordance with Section 10.4(c)) shall be deemed to be accepted and agreed upon, and final, conclusive and binding upon the Company. The Buyer and the Company shall cooperate and act in good faith to resolve any dispute prior to the Due Date of any such Tax Return. If the Buyer and the Company cannot resolve any disputed item within five (5) days after the Buyer’s receipt from the Company of written notice of such dispute, the item in question shall be resolved by the Accountant as promptly as practicable, and in any event not later than five (5) days prior to the Due Date of the applicable Tax Return. The determination by the Accountant shall be final, binding and conclusive on the parties. The fees and expenses of the Accountant shall be paid fifty percent (50%) by the Buyer and fifty percent (50%) by the Company. The Company shall pay or cause to be paid to the Buyer, no later than three (3) days prior to the Due Date for the filing of any such Tax Return, the Company’s share of the amount of Taxes shown as due and payable on such Tax Return (as finally determined pursuant to this Section 10.4(b)), which, for the avoidance of doubt, shall be one hundred percent (100%) of any Taxes shown as due and payable on any Pre-Closing Period Non-Income Tax Return, reduced by the amount of any Tax to the extent such Tax was specifically taken into account in the determination of Closing Working Capital Liabilities as a reduction to the Final Cash Purchase Price. For the avoidance of doubt, the preparation and filing of any Tax Return of the Sold Companies or the Sold Subsidiaries that does not relate to a Pre-Closing Tax Period or a Pre-Closing Straddle Period shall be exclusively within the control of the Buyer.
(c)    Apportionment of Taxes. For purposes of this Agreement, whenever it is necessary to apportion between the Company and the Buyer the liability for Taxes of a Sold Company or Sold Subsidiary for a Straddle Period, such liability shall be apportioned between the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date by assuming that the Straddle Period consisted of two (2) taxable periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of the Sold Companies and Sold Subsidiaries for the Straddle Period shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the Sold Companies and Sold Subsidiaries were closed at the close of the Closing Date; provided, however, that (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for amortization and depreciation, shall be apportioned between such two (2) taxable years or periods on a daily basis (notwithstanding that such exemptions, allowances or deductions may under applicable law be determined solely at the end of the taxable period), and (ii) Taxes of the Sold Companies or the Sold Subsidiaries (such as real property or other ad valorem Taxes, but, for the avoidance of doubt, not income, sales and use, or withholding Taxes) imposed on a periodic basis, shall be apportioned between the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date by allocating to the periods before and after the Closing Date pro rata, based on the number of days of the Straddle Period ending on (and including) the Closing Date, on the one hand, and the number of days in the Straddle Period beginning after the Closing Date, on the other hand. Notwithstanding anything to the contrary contained in this Agreement, all transactions that occur on the Closing Date but after the Closing and that are not (A) in the ordinary course of business of the Sold Companies or the Sold Subsidiaries or (B) mandated to occur on the Closing Date pursuant to a Contract in effect at or prior to the Closing, shall be considered to be attributable to the period that commences on the day following the Closing Date.
(d)    Transfer Taxes. The Buyer, on the one hand, and the Company, on the other hand, shall each be responsible for fifty percent (50%) of the amount of any Transfer Taxes arising by reason of this Agreement, other than, for the avoidance of doubt, any Transfer Taxes attributable to the transactions or actions described in Section 7.5, Section 7.7 or Section 7.8 (which shall be borne solely by the Company) and Canadian Transfer Taxes (which shall be borne solely by the Buyer). The Buyer and the Company shall cooperate to minimize any such Transfer Taxes (including with respect to any Transferred Assets located in or otherwise sourced to Canada, elections pursuant to (i) section 167 of the Excise Tax Act (Canada) (or any applicable comparable election under the laws of a Canadian province), and (ii) section 22 of the Income Tax Act (Canada) (or any applicable comparable election under the laws of a Canadian province)), and shall each file or cause an Affiliate of each of them to sign and file all documentation with the relevant Taxing Authority relating to such Transfer Taxes as it may be required to sign or file under applicable Law.
(e)    Value Added Tax.
(i)    If any amounts payable by the Buyer (or an Affiliate of the Buyer) to the Company (or an Asset Seller) under this Agreement or any of the Local Transfer Documents constitutes the whole or any part of the consideration for a taxable supply for the purposes of VAT, the Buyer shall, in addition to the amount so payable, pay to the Company (or, if the Company shall direct, to the relevant Asset Seller) any VAT properly chargeable on that amount and shall indemnify the Seller and each of its respective Subsidiaries from any Liability relating to such VAT.
(ii)    The Buyer will promptly (and in any event within twenty (20) Business Days) pay to the relevant Seller any amount of VAT on any account receivable that is paid to the Buyer for which the Seller is required to account to the relevant Taxing Authority.
(f)    Refunds. Any refunds of Taxes, plus any interest attributable thereto, that are received by the Buyer (or its Affiliates) or the Sold Companies or Sold Subsidiaries that are related to Pre-Closing Tax Periods and Pre-Closing Straddle Periods of the Sold Companies or Sold Subsidiaries (such refund for a Straddle Period to be allocated in accordance with the principles of Section 10.4(c)) shall be for the sole account of the Company. Any other refunds of Taxes, plus any interest attributable thereto, related to the Sold Companies or the Sold Subsidiaries shall be for the sole account of the Buyer. For purposes of this Section 10.4(f), the Sold Company or Sold Subsidiary shall be deemed to have received a refund of Taxes to the extent that such Sold Company or Sold Subsidiary elects to apply such refund, which it would otherwise have been entitled to receive, to offset or reduce Taxes otherwise payable by such Sold Company or Sold Subsidiary. A party receiving a refund or credit of Taxes to which another party is entitled under this Section 10.4(f) shall promptly pay (or cause to be paid) to such other party the amount of any such refund or credit (or, in the case of any refund or credit of Taxes of the Joint Venture, such other party’s Allocable Share of such refund or credit) and any interest thereon received from the Taxing Authority. Any payment pursuant to this Section 10.4(f) shall be made net of Taxes and reasonable fees and expenses incurred by the payor or its Subsidiaries or Affiliates as a result of the realization or receipt of such refund or credit of Taxes. Notwithstanding anything else in this Section 10.4(f) to the contrary, the Buyer shall not be obligated to pay any refund under this Section 10.4(f) to the extent that any such refund (i) results from the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period beginning after the Closing Date (including the portion of any Straddle Period beginning after the Closing Date) or (ii) is attributable to any Tax asset to the extent such Tax asset was specifically taken into account in the determination of Closing Working Capital Assets as an addition to the Final Cash Purchase Price. To the extent a refund against Taxes that gave rise to a payment hereunder is subsequently disallowed or otherwise reduced, the party receiving such payment shall reimburse the paying party for the amount of such disallowed or reduced refund against Taxes (net of reasonable fees or expenses incurred).
(g)    Cooperation. From and after the Closing Date, each of the Company, the other Sellers and the Buyer (and each of their respective Subsidiaries or Affiliates) shall furnish, and shall cause their respective Subsidiaries or Affiliates, officers, employees, agents, auditors and representatives to furnish, to each other or to the Sold Companies or Sold

Subsidiaries, upon reasonable request, as promptly as reasonably practicable, such information (including access to books and records relating to Taxes) and assistance as is reasonably necessary for (i) preparing and filing all Tax Returns of the Sold Companies or Sold Subsidiaries or otherwise relating to the Transferred Assets, the Assumed Liabilities or the Business, (ii) subject to Section 10.4(h), preparing for, prosecuting, defending or resolving all Tax Contests and (iii) determining any liability for Taxes of the Sold Companies or Sold Subsidiaries or otherwise relating to the Transferred Assets, the Assumed Liabilities or the Business. Such cooperation and information shall include reasonably providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other relevant information, which any such party or its Subsidiaries or Affiliates may possess. From and after the Closing Date, the Buyer shall, and shall cause each of its Subsidiaries and Affiliates (including the Sold Companies and Sold Subsidiaries) to, use reasonable best efforts to retain and maintain all books and records held by it or any of its Subsidiaries or Affiliates (including the Sold Companies and Sold Subsidiaries) relating to Taxes of the Sold Companies or the Sold Subsidiaries for a Pre-Closing Tax Period or Straddle Period until the expiration of the applicable statute of limitations with respect to the Tax for which such books or records relate. The Company, the other Sellers and the Buyer shall reasonably cooperate with each other in the conduct of any audit, the filing of Tax Returns or other proceedings involving the Sold Companies or the Sold Subsidiaries or otherwise relating to the Transferred Assets or the Assumed Liabilities for all Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.4(g). Notwithstanding anything to the contrary, nothing in this Agreement shall permit or be deemed to permit the Buyer or any of its Affiliates or representatives, on the one hand, or the Sellers or any of their respective Affiliates or representatives, on the other hand, to review or otherwise have access to a Tax Return of any consolidated, affiliated, unitary or combined group that includes the other party or any of its Subsidiaries.
(h)    Certain Controversies.
(i)    If a party entitled to indemnification for Taxes pursuant to this Agreement receives a notice of any audit, demand, claim, proposed adjustment, assessment, examination or other administrative or court proceeding (a “Tax Contest”) with respect (in whole or part) to such Taxes, such party shall promptly notify the other party in writing of such Tax Contest and shall describe in reasonable detail (to the extent known by the notifying party) the facts constituting the basis for such Tax Contest, the nature of the relief sought, and the amount of the claimed Damages, if any (the “Tax Claim Notice”); provided, however, that no failure or delay on the part of the party entitled to indemnification to give such notice shall reduce or otherwise affect the obligations or liabilities of the indemnifying party pursuant to this Agreement, except to the extent that such indemnifying party is materially and actually prejudiced thereby.
(ii)    With respect to Tax Contests for Taxes of any Sold Company or Sold Subsidiary relating solely to a Pre-Closing Tax Period (or relating solely to any Excluded Liability for Taxes), the Company may elect to assume and control the defense of such Tax Contest by written notice to the Buyer within sixty (60) days after delivery by the Buyer to the Company of the Tax Claim Notice. If the Company elects to assume and control the defense of such Tax Contest, it (A) shall bear its own costs and expenses, (B) shall be entitled to engage its own counsel and (C) may (1) pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority, (2) either pay the Tax claimed or sue for refund where applicable law permits such refund suit, or (3) contest, settle or compromise the Tax Contest in any permissible manner. If the Company elects to assume the defense of any Tax Contest, the Company shall keep the Buyer reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Buyer of any related correspondence and providing the Buyer with an opportunity to review and comment on any material correspondence before the Company sends such correspondence to any Taxing Authority (and all such reasonable comments shall be included in such correspondence)), and the Buyer shall have the right to participate in (but not control) the defense of such Tax Contest at its own cost and expense. Notwithstanding the foregoing, the Company shall not settle or compromise any Tax Contest without the prior written consent of the Buyer, if such settlement or compromise could reasonably be expected to increase the Tax liability of the Buyer or any of its Affiliates (including any Sold Company or Sold Subsidiary) for any Post-Closing Tax Period or Post-Closing Straddle Period.
(iii)    In connection with any Tax Contest that relates solely to Taxes of a Sold Company or Sold Subsidiary for a Pre-Closing Tax Period (or relating solely to any Excluded Liability for Taxes) that the Company does not elect to control pursuant to Section 10.4(h)(ii), such Tax Contest shall be controlled by the Buyer. In connection with any Tax Contest that is described in this Section 10.4(h)(iii) and controlled by the Buyer, the Buyer shall keep the Company reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the Company of any material related correspondence and shall provide the Company with an opportunity to review and comment on any material correspondence before the Buyer sends such correspondence to any Taxing Authority) and, at its own cost and expense, the Company shall have the right to participate in (but not control) the defense of such Tax Contest.

(iv)    The Buyer may elect to control any and all Tax Contests relating to Straddle Periods of the Sold Companies and the Sold Subsidiaries by written notice to the Company. The Company shall control (at its own cost and expense) any and all Tax Contests relating to Straddle Periods of the Sold Companies and the Sold Subsidiaries that the Buyer does not elect to control pursuant to the first sentence of this Section 10.4(h)(iv). The party controlling the defense of any such Tax Contest shall keep the other party reasonably informed of all material developments and events relating to such Tax Contest (including promptly forwarding copies to the other party of any material related correspondence and shall provide the other party with an opportunity to review and comment on any material correspondence before the party controlling the Tax Contest sends such correspondence to any Taxing Authority), and the other party shall have the right to participate in (but not control) the defense of such Tax Contest at its own cost and expense. Neither the Buyer nor the Company shall (or shall permit any of their respective Subsidiaries or Affiliates, including each Sold Company and Sold Subsidiary) to settle a Tax Contest relating to a Straddle Period of the Company, the Sold Companies or the Sold Subsidiaries without the other party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, the Buyer shall have sole and exclusive control of any and all Tax Contests relating to Taxes other than those Tax Contests specifically addressed above.
(i)    No Amendment. None of the Buyer, the Sold Companies, the Sold Subsidiaries or any of their Affiliates shall amend, refile, revoke or otherwise modify (or cause any of their respective Affiliates to amend, refile, revoke or otherwise modify) any Tax Return of a Sold Company or Sold Subsidiary with respect to any Pre-Closing Tax Period or Straddle Period without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), unless such amendment is required to comply with applicable Law or the final resolution of a Tax Contest contested in accordance with Section 10.4(h).
(j)    Termination of Tax Sharing Agreements. All Tax Sharing Agreements with respect to or involving any Sold Company or any Sold Subsidiary shall be terminated as of the Closing Date, and after the Closing Date none of the Sold Companies or Sold Subsidiaries shall be bound thereby or have any liability thereunder (whether related to any period before or after the Closing).
(k)    Limitations on Actions. Neither the Buyer nor any of its Affiliates shall (i) make, revoke or amend any election relating to Taxes with respect or relating to a Pre-Closing Tax Period or Straddle Period other than elections not inconsistent with past practice in connection with a Tax Return filed pursuant to Section 10.4(b), including making any election under Section 338 or Section 336(e) of the Code, (ii) make any election pursuant to Treasury

Regulations section 301.7701-3 with an effective date earlier than the day after the Closing Date or (iii) carryback any Tax attribute arising in any period beginning after the Closing Date to any period ending on or prior to the Closing Date, in each case to the extent that such action would reasonably be expected to result in any material increase in the Tax Liability (or a reduction in a Tax refund) of Sellers or any of their respective Affiliates in respect of a Pre-Closing Tax Period or Straddle Period of the Sold Companies or the Sold Subsidiaries. None of the Company, the Sellers or any of their respective Affiliates shall take or cause any action which could result in, or change the character of, any material amount of income or gain that must be reported on any Tax Return filed or required to be filed by the Buyer or any of its Affiliates with respect to Harris Communications Bahrain Co. WLL (including any Tax Return filed or required to be filed by Harris Communications Bahrain Co. WLL for a taxable year or period ending after the Closing Date).
(l)    Other Elections. If requested by the Buyer, in its sole discretion, the Sellers, the Sold Companies and Sold Subsidiaries or any of their respective Subsidiaries shall, from the date of this Agreement, make, refrain from making or cause to be made, or to refrain from making (or join in making, as applicable), any of the following elections with respect to any of the Sold Companies, the Sold Subsidiaries, the Transferred Assets, the Assumed Liabilities or any of the transactions contemplated by this Agreement, and shall timely provide (or cause to be timely provided) any information to the Buyer or any of its Affiliates or Subsidiaries requested by the Buyer in connection therewith: (i) an election under Section 382 of the Code (or any corresponding, analogous or similar provision of state, local or non-U.S. Law); (ii) an election under Treasury Regulations section 1.1502-36 (or any corresponding, analogous or similar provision of state, local or non-U.S. Law); (iii) an election under Treasury Regulations section 1.1502-95 (or any corresponding, analogous or similar provision of state, local or non-U.S. Law); (iv) an election under Section 754 of the Code (or any corresponding, analogous or similar provision of state, local or non-U.S. Law); (v) an election under Treasury Regulations section 301.7701-3 (or any corresponding, analogous or similar provision of state, local or non-U.S. Law) or (vi) an eligible acquisition transaction election under Section 7.03(d) of IRS Revenue Procedure, 2015-13, 2015-5 I.R.B.; provided that the parties agree that to the extent any such election would, in the Company’s reasonable discretion, result in a material increase in the Sellers’ or any of their respective Affiliates’ Liability for Taxes of or with respect to a Sold Company or Sold Subsidiary (or a material decrease in any Tax attribute of the Sellers or any of their respective Affiliates), the Company shall not be required to make such election.
(m)    Joint Venture. Notwithstanding anything to the contrary set forth in this Agreement, any payments required to be made by the Buyer pursuant to this Agreement (including any payments pursuant to Article XI) with respect to Taxes of a Joint Venture (or Damages related to such Taxes) shall be made only to the extent of the Buyer’s Allocable Share of such Taxes.

(n)    Canada Closing. Solely for purposes of interpreting and applying the provisions of this Agreement related to Taxes (and the associated defined terms) in respect of any Transferred Asset or Assumed Liability transferred pursuant to the Canada Closing or any Contemplated Transaction consummated pursuant to the Canada Closing, the term “Closing Date” shall be deemed to refer to the Canadian Closing Date and the term “Closing” shall be deemed to refer to the Canada Closing.
Section 10.5    Bulk Sales Laws. The Company and the Buyer each waive compliance with any bulk sales or similar Laws applicable to the sale of the Transferred Assets or the transfer of the Business to the Buyer and/or its Affiliates.
Section 10.6    Use of the Company’s Name and Marks. The Buyer agrees that, as soon as reasonably practicable following the Closing (a) and, in any event, not later than sixty (60) days after the Closing Date, the Buyer shall file such documents with any Governmental Body as are necessary to change the names of each of the Sold Companies and Sold Subsidiaries listed on Section 10.6 of the Company Letter to a name that is not confusingly similar to and does not contain any of the Company Names, and shall specifically remove the Company Names from each such entity’s name; (b) subject to the terms of the Harris Trademark License Agreement and Transition Services Agreement, the Buyer shall, and shall cause the Sold Companies and Sold Subsidiaries to, (i) cease to use, distribute, display or market any article or instrument of any kind, including signs, invoices, labels, letterhead, business cards, packaging, advertisement or websites, that reflects or includes any logo, trademark, trade name, trade dress, service mark or domain name that is confusingly similar to or containing any Company Name and (ii) modify any website or web page owned or controlled by it or them to remove any such Company Name, logo, trademark, trade name, trade dress, service mark or domain name; and (c) and, in any event, not later than three (3) months after the Closing Date, the Buyer shall cause each Sold Company and Sold Subsidiary to make all required name change requests pursuant to FAR 42.1205 with the relevant Administrative Contracting Officer for any Government Contract to which a Governmental Body is a party, on the one hand, and a Sold Company or Sold Subsidiary is a party, on the other hand, provided, in each case, that the Buyer be permitted to describe the transaction contemplated herein as a factual matter without use of any logos or stylized marks included in the Company Names. The Buyer agrees that none of the Buyer nor any Affiliate of the Buyer shall advertise or hold itself out as the Company, a Seller or an Affiliate thereof.
Section 10.7    Non-Competition.
(a)    For a period commencing at Closing and expiring on the date that is three (3) years following the Closing (the “Restriction Period”), the Company agrees that it will not, and will cause the Restricted Persons not to, directly or indirectly (whether as principal, agent, representative, stockholder, partner, member or otherwise) provide, perform, render or sell products or services to the U.S. Federal Government in direct competition with the Business as conducted as of immediately prior to Closing, other than pursuant to arrangements with the Buyer or any of its Subsidiaries (including, but not limited to, under or in accordance with the arrangements identified on Section 4.13(b) of the Company Letter, this Agreement, the Pre-Novation Agreement, the Canadian Assignment Agreement or the other Transaction Documents); provided, however, this Section 10.7 shall not apply in respect of:
(i)    the Company, directly or through any Restricted Person, providing, performing, rendering or selling or otherwise engaging in any Unrestricted Activity;
(ii)    the Company, directly or through any Restricted Person, investing in or holding publicly traded securities of any Person engaged in a business which provides, performs, renders or sells products or services in direct competition with the Business as conducted as of immediately prior to Closing, to the extent such investment or holding does not, directly or indirectly, confer on the Company or any Restricted Person 5% or more of the voting power of such Person;
(iii)    the Company, directly or through any Restricted Person, hereafter acquiring or investing in any Person or business (“Acquired Business”) which has operations engaged in providing, performing, rendering or selling products or services in direct competition with the Business as conducted as of immediately prior to Closing (“Acquired Competitive Operations”) (and thereafter engaging in providing, performing, rendering or selling any such product or service of such Acquired Business); provided that (i) each of the Company and the other Restricted Persons shall restrict access to, and not otherwise make available, the Business Confidential Information to employees or consultants of the Acquired Competitive Operations who exercise decision making authority over pricing, costs, margins or staffing or service levels with respect to bids or requests for proposals for products or services in direct competition with the Business as conducted as of immediately prior to the Closing and (ii) within eighteen (18) months following the closing of the acquisition of such Acquired Competitive Operations either (A) consolidated revenues attributable to the Acquired Competitive Operations for the trailing twelve (12) months account for less than the greater of (x) 15% percent compared with the Acquired Business’ consolidated annual revenues for its most recent fiscal year ended prior to the date of such closing and (y) $150,000,000 or (B) the Company or any other Restricted Persons enters into, upon terms and conditions and at a price determined by the Company in its sole discretion, bona fide definitive documentation to divest that portion of the Acquired Competitive Operations for which consolidated revenues attributable thereto for the trailing twelve (12) months exceed the greater of (x) 15% percent compared with the Acquired Business’ consolidated annual revenues for its most recent fiscal year ended prior to the date of such closing and (y) $150,000,000, and, thereafter, use commercially reasonable effort to consummate such divestiture as promptly as practicable in accordance with its terms; or
(iv)    any Equity Securities in any Person owned through any Benefit Plan sponsored or maintained by the Company or any of the Restricted Persons (which, Equity Securities were, for the avoidance of doubt, not acquired to facilitate a strategic acquisition by the Company or a Restricted Person).
(b)    Notwithstanding anything contained herein to the contrary, this Section 10.7 and Section 10.8 shall not be applicable to the acquiring or surviving (or ultimate parent) entity resulting from a Change of Control. For avoidance of doubt, if the Company or any of the Restricted Persons sells to a Person any portion of its or such Restricted Person’s respective businesses (whether by means of acquisition, asset purchase, merger, consolidation, similar business combination or otherwise), the restrictions contained in this Section 10.7 shall not prohibit such sale and shall not apply to any such Person or such Person’s Affiliates.
(c)    For purposes of this Section 10.7:
(i)    “Change of Control” means the merger, acquisition, reorganization, consolidation or business combination of the Company with or by a bona fide third party in which the shareholders of the Company immediately prior to such transaction (in such capacity) would own, in the aggregate, less than 60% of the total combined voting power of all classes of capital stock of the acquiring or surviving (or ultimate parent) entity normally entitled to vote for the election of directors of the acquiring or surviving (or ultimate parent) entity;
(ii)    “Restricted Persons” means each of the Company’s controlled Affiliates; provided that a controlled Affiliate that is not a Subsidiary shall be a Restricted Person only if the Company or its Subsidiary has the right under the governing documents of such controlled Affiliate to control the decision to engage in activities restricted by this Section 10.7. For the avoidance of doubt, a Person shall cease to be a Restricted Person when it ceases to be a controlled Affiliate of the Company;
(iii)    “Unrestricted Activity” means any product, service, solution or activity described on Section 10.7 of the Company Letter.
Section 10.8    Non-Solicitation and Non-Hire. The Company shall not (and shall cause its Subsidiaries not to), whether directly or indirectly, whether for itself or for or on behalf of any of its Subsidiaries, solicit (or permit to be directly or indirectly solicited) or retain or employ or otherwise seek to retain or employ: (i) any Key Employee until the third (3rd)

anniversary of the Closing Date, or (ii) any Employee (other than a Key Employee) until the second (2nd) anniversary of the Closing Date, in each case, whether as an employee or consultant; provided, however, that this paragraph shall not prohibit the Company or any of its Subsidiaries from (A) engaging in general advertisements and other similar broad forms of solicitation or other generalized searches by use of advertising or recruiting efforts (including the use of search firms) which are not specifically targeted at Employees, in each case, that are not directed at Employees; (B) soliciting for employment, offering to hire, employing, hiring or otherwise contracting for the services of any person (other than a Key Employee) (1) who responds to the general advertising or solicitations referred to in clause (A) or (2) who, after the eighteen (18) month anniversary of the Closing Date, contacts the Company or any of its Subsidiaries on his or her own initiative regarding potential employment or consulting opportunities (provided that such contact was not preceded by a violation of this paragraph with respect to such individual) or (C) soliciting for employment, offering to hire, employing, hiring or otherwise contracting for the services of, any person whose employment with the Buyer or any of its Affiliates was terminated at least six (6) months prior to commencement of new employment discussions with such person by the Company or any of its Subsidiaries. The parties hereto acknowledge that the restrictions contained in this Section 10.8 and in Section 10.7 are reasonable in scope and duration in the light of the nature, size and location of the Business. The parties hereto further acknowledge that the restrictions contained in this Section 10.8 and in Section 10.7 are necessary to protect the Buyer’s significant investment in the Business, including its goodwill. It is the desire and intent of the parties hereto that the provisions of this Section 10.8 and in Section 10.7 be enforced to the fullest extent permissible under applicable Law. If any provision of this Section 10.8 or in Section 10.7 is held to be excessively broad as to duration, scope, activity or subject, such provision will be construed by limiting and reducing it so as to be enforceable to the maximum extent permissible under applicable Law. For the avoidance of doubt, nothing contained in this Section 10.8 or in Section 10.7 shall restrict the Company or any of its Subsidiaries from soliciting, retaining, employing or hiring any Person engaged or hired by the Buyer or any of its Affiliates following the Closing.
Section 10.9    Non-Interference. For a period of three (3) years after the Closing Date, without the prior written consent of the Buyer, the Company shall not, and shall cause its Subsidiaries not to, intentionally induce or encourage any material customer, supplier or vendor of the Business as of the Closing Date, to terminate or adversely modify such relationship; provided that the foregoing shall not restrict the good faith conduct by the Company or its Subsidiaries of their respective businesses.
Section 10.10    DCAA Cooperation.
(a)    The Company and the Buyer shall each use commercially reasonable efforts (including the dedication of resources thereto, but without any obligation, by either party,

to expend money or commence litigation) to reach a timely and reasonable settlement of the Company’s corporate office expense allocations, other indirect costs, Cost Accounting Standards violations, questioned costs, findings associated with the Statement of Condition and Recommendations (SOCARs) and expenses allocated to the Retained Contracts or the Assigned Contracts (collectively, “Indirect Rates”) for the Company’s open fiscal years from 2006 through 2016, which Indirect Rates have not been finally determined and settled prior to the Effective Time (the “Open Years”) with the U.S. Defense Contract Audit Agency, U.S. Defense Contract Management Agency, other Governmental Bodies that may be conducting an audit or other authorized representatives of any such Governmental Body (each, an “Audit Agency”).
(b)    If either Party becomes aware of a material development that would affect Indirect Rates, such Party shall, as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to such matter. The Company shall be responsible for scheduling meetings with the applicable Audit Agency that concern Indirect Rates relating to the Retained Contracts. The Buyer shall be responsible for scheduling meetings with the applicable Audit Agency that concern Indirect Rates relating to the Assigned Contracts. The Parties shall use commercially reasonable efforts to jointly determine the appropriate party that shall be responsible for scheduling meetings with the applicable Audit Agency that involve Indirect Rate issues applicable to both Parties, including company-wide fringe pools and corporate home office allocations. If the Parties are unable to jointly determine which Party shall be responsible for scheduling a meeting involving Indirect Rate issues applicable to both Parties, the Company and the Buyer shall jointly schedule such meeting. Prior to a Party scheduling any meeting with an Audit Agency regarding Indirect Rates for Open Years, each Party shall cause appropriate personnel from such Party to discuss the timing and agenda for such meeting, and each Party shall use commercially reasonable efforts to include personnel from the other Party in such meeting; provided, however, that if the applicable Audit Agency objects to having the other Party present with respect to Indirect Rate issues that concern only the requesting Party’s contracts, the requesting Party shall not be obligated to include personnel of the other Party but the requesting Party shall inform the other excluded Party of the discussions that occurred promptly following any such meeting. Each Party shall bear its own costs and expenses in connection with any matters involving Indirect Rates (including, for the avoidance of doubt, the costs of external legal counsel, other third party advisors and the salaries and benefits of its personnel engaged with respect to such matters).
ARTICLE XI

INDEMNIFICATION
Section 11.1    Indemnification by the Company. Subject to the terms and conditions set forth in this Article XI, following the Closing the Company shall indemnify,

defend and hold harmless the Buyer, its Subsidiaries (including the Sold Companies and Sold Subsidiaries) and its and their Affiliates and its and their Affiliates’ respective officers, directors and employees (collectively, the “Buyer Indemnified Persons”) from and against, and shall reimburse the Buyer Indemnified Persons for, all Damages actually sustained, incurred or suffered by any Buyer Indemnified Person to the extent resulting from, arising out of, or relating to:
(a)    any misrepresentation, breach, or inaccuracy of any representation or warranty of the Company contained in Article IV as of the date hereof and/or as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties made as a specific date, the accuracy of which shall be determined as of that specified date);
(b)    any breach or non-performance of any covenant or obligation of the Company set forth in this Agreement;
(c)    any Excluded Liability;
(d)    any Pre-Closing Taxes; and
(e)    any Undisclosed Pre-Closing Liability or any Specified Business Liability.
Section 11.2    Indemnification by the Buyer. Subject to the terms and conditions set forth in this Article XI, following the Closing the Buyer shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective officers, directors and employees (collectively, the “Seller Indemnified Persons”) from and against, and shall reimburse the Seller Indemnified Persons for, all Damages actually sustained, incurred or suffered by any Seller Indemnified Persons to the extent resulting from, arising out of, or relating to:
(a)    any misrepresentation, breach, or inaccuracy of any representation or warranty of the Buyer contained in Article V as of the date hereof and/or as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties made as a specific date, the accuracy of which shall be determined as of that specified date);
(b)    any breach or non-performance of any covenant or obligation of the Buyer set forth in this Agreement;
(c)    any Assumed Liability, the ownership and use of the Transferred Assets or the operation of the Business, in each case, other than to the extent the Buyer

Indemnified Persons would be entitled to indemnification pursuant to Section 11.1(a) or Section 11.1(e);
(d)    any claims for severance, separation, termination or notice period pay or similar payments or obligations by or in respect of the Canadian Employees, the U.S. Employees and the Other Country Business Employees (whether statutory, contractual or other) (i) relating or with respect to the obligations or Liabilities of the Buyer or its Affiliates set forth in Article VI or (ii) that otherwise arise by operation of applicable Law; and
(e)    all Post-Closing Taxes (it being understood that this clause (e) is the sole clause of this Section 11.2 addressing Taxes).
Section 11.3    Direct Claims. In the event an Indemnified Party desires to make a claim for indemnification pursuant to Section 11.1 or Section 11.2 hereof against the applicable Indemnitor, the applicable Indemnified Party shall give reasonably prompt written notice of the claim to the Indemnitor, describing to the extent reasonably practicable and to the extent based on the facts then known by the Indemnified Party in reasonable detail the nature of the claim and the specific basis on which the Indemnitor has liability for the claim under this Agreement, including reasonably detailed supporting documentation, and referring to this Section 11.3 and the terms hereof. Failure to give such notice shall not affect the indemnification provided hereunder except to the extent that such failure shall have materially and actually prejudiced the Indemnitor as a result thereof and then only to the extent of such prejudice.
Section 11.4    Matters Involving Third Parties, Etc.
(a)    If any legal proceeding is instituted or any claim or demand is made (a “Third Party Claim”) against an Indemnified Party that (if prosecuted successfully) would be a matter for which such Indemnified Party may be entitled to indemnification under this Article XI and a claim for indemnification under this Article XI (an “Indemnification Claim”) is to be made against the party from which indemnification is sought, such Indemnified Party shall (to the extent known and practicable) give reasonably prompt notice to such Indemnitor (following the Indemnified Party’s knowledge of such claim and knowledge that such claim is likely to be the basis of a claim under this Agreement) requesting such indemnification and specifying in reasonable detail the basis on which indemnification is sought. Such notice shall contain or be accompanied by such other material information as such Indemnified Party shall have concerning the Third Party Claim. The failure to notify the Indemnitor shall not relieve the Indemnitor of any duty to indemnify which otherwise might exist with regard to such claim unless (and only to the extent that) such failure to notify materially and actually prejudices or damages the Indemnitor as a result thereof and then only to the extent of such prejudice. The Indemnified Party shall promptly deliver to the Indemnitor copies of all notices and documents

(including court papers) received by such Indemnified Party relating to any such Third Party Claim.
(b)    If a Third Party Claim is made or commenced and an Indemnification Claim is made with respect thereto, the Indemnitor shall have the right, upon giving written notice to the Indemnified Party, to participate in the defense of such claim (to the extent permissible under Law) or to assume the defense of such Third Party Claim through an attorney selected by the Indemnitor at the Indemnitor’s sole cost and expense; provided, however, that the Indemnitor shall not have the right to assume or continue the defense of such Third Party Claim if: (i) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim giving rise to such claim for indemnification would be materially detrimental or materially injure the Indemnified Party’s reputation or future business prospects, (ii) such Third Party Claim principally seeks an injunction or other equitable relief against the Indemnified Party, (iii) such Third Party Claim relates to a criminal or quasi-criminal Action, indictment, allegation or investigation against an Indemnified Party, (iv) the Indemnified Party reasonably believes at such time that the Damages relating to the claim are reasonably likely to exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this Article XI, (v) the Indemnified Party has been advised by counsel that (A) a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnified Party or (B) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnitor or (vi) the Indemnitor has failed or is failing to diligently prosecute or defend such Third Party Claim; provided that the Indemnitor shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense. For the avoidance of doubt, the Indemnitor shall be entitled to control the defense of any claim relating to any Specified Business Liability.
(c)    If the Indemnitor is entitled to and elects to assume the defense of a Third Party Claim, (i) the Indemnified Party will reasonably cooperate with the Indemnitor (and its representatives) and make available to the extent reasonably available and relevant, such employees and such information, books and records in its possession or under its control as may be reasonably necessary or useful in connection with such defense, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitor and (iii) the Indemnitor shall have the right to consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (x) involves only money damages that are paid by the Indemnitor and does not seek an injunction or other equitable relief (other than customary confidentiality obligations that do not limit the operation of the Business or de minimis injunctive relief incidental to the granting of money damages), (y) does not provide for an admission of liability and (z) contains an unconditional release of the Indemnified Party with respect to such Third Party Claim. If such conditions are not satisfied and such unconditional release not obtained, then the Indemnitor shall not compromise or settle such claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned. If the Indemnitor conducts the defense of a claim, the Indemnified Party may retain separate co-counsel at its own cost and expense and participate in such defense, which, for the avoidance of doubt, shall not constitute Damages for purposes of this Article XI.
(d)    If the Indemnitor is not entitled to, or does not elect to assume the defense of a Third Party Claim, (i) the Indemnified Party shall have the right to conduct such defense, (ii) the Indemnified Party may only consent to entry of any judgment upon, or compromise and settle in good faith any such Third Party Claim, with the prior written consent of the Indemnitor (such consent not to be unreasonably withheld, delayed or conditioned) and (iii) if it is ultimately determined that the claim of loss which shall form the basis of such judgment or settlement is one that is validly an obligation of the Indemnitor that elected not to assume the defense, then such Indemnitor shall be bound by any ultimate judgment or settlement as to the existence and the amount of the claim and the amount of said judgment or settlement (including the costs and expenses of defending such claims) shall be conclusively deemed for all purposes of this Agreement to be a liability on account of which the Indemnified Party is entitled to be indemnified hereunder, subject to any limits on the right to be so indemnified hereunder. Upon the determination of liability under and subject to Section 11.1 or Section 11.2 hereof, the appropriate party shall within thirty (30) days of such determination, pay the amount of such claim subject to any limitations on the right to be so indemnified hereunder.
(e)    Notwithstanding anything to the contrary set forth in this Agreement, the procedures relating to Tax Contests shall be governed exclusively by Section 10.4(h) (and not this Section 11.4).
Section 11.5    Limitations, Etc.
(a)    Notwithstanding anything in this Agreement to the contrary, the liability of the Indemnitor to indemnify the Indemnified Party against any Damages for the matters under Section 11.1(a), Section 11.1(b), Section 11.1(e), Section 11.2(a) and Section 11.2(b) shall be limited to Indemnification Claims with respect to which the Indemnified Party has given to the Indemnitor written notice thereof at or prior to the applicable survival date, if any, in accordance with Section 11.7.
(i)    The Company shall not have any Liability under Section 11.1(a) (other than with respect to claims for Fraud of the Company and other than with respect to claims for indemnification under Section 11.1(a) in respect of any Fundamental

Representation or with respect to the representation and warranty contained in Section 4.6(d)) unless the aggregate amount of all Damages relating thereto for which the Company would, but for this sentence, be liable under Section 11.1(a) exceeds $6,900,000, and then only to the extent of such excess (the “Deductible”). For purposes of determining any Liability under Section 11.1(a) (other than with respect to claims for Fraud of the Company and other than with respect to claims for indemnification under Section 11.1(a) in respect of any Fundamental Representation or with respect to the representation and warranty contained in Section 4.6(d)), including for purposes of calculating Damages for purposes of the Deductible, the Company shall not have any Liability for any Damages in respect of any misrepresentation, breach, inaccuracy or default if the aggregate amount of such Damages relating to a single claim (or a group of claims relating to the same facts or circumstances, event or transaction) does not exceed $70,000. In any event, the Company shall not have any obligation to pay, in respect of Damages indemnifiable pursuant to Section 11.1(a) (other than with respect to claims for Fraud of the Company and other than with respect to claims for indemnification under Section 11.1(a) in respect of any Fundamental Representation), an amount in excess of $34,500,000 (the “Cap”). As used herein, “Fundamental Representations” shall mean Section 4.1 (Organization; Authority); Section 4.2 (Authorization of Transaction), Section 4.5 (Capitalization of the Sold Companies and the Sold Subsidiaries), Section 4.6(a) (Title to Assets), Section 4.14 (Taxes) and Section 4.18 (Finders or Brokers). In no event shall the Company have an obligation to pay, in respect of Damages indemnifiable pursuant to Section 11.1 or otherwise, an aggregate amount in excess of the Final Cash Purchase Price, except for Damages indemnifiable pursuant to Section 11.1(c).
(ii)    The Buyer shall not have any Liability under Section 11.2(a) (other than with respect to claims for Fraud of the Buyer and other than with respect to claims for indemnification under Section 11.2(a) in respect of any Buyer Fundamental Representations) unless the aggregate amount of all Damages relating thereto for which the Company would, but for this sentence, be liable under Section 11.2(a) exceeds the Deductible and then only to the extent of such excess. In any event, the Buyer shall not have any obligation to pay, in respect of Damages indemnifiable pursuant to Section 11.2(a) (other than with respect to claims for Fraud of the Buyer and other than with respect to claims for indemnification under Section 11.2(a) in respect of any Buyer Fundamental Representations), an amount in excess of the Cap. As used herein, “Buyer Fundamental Representations” shall mean Section 5.1 (Organization; Authority), Section 5.2 (Authorization of Transaction) and Section 5.6 (Finders or Brokers). In no event shall the Buyer have an obligation to pay, in respect of Damages indemnifiable pursuant to Section 11.2 or otherwise, an aggregate amount in excess of the Final Cash Purchase Price, except for Damages indemnifiable pursuant to Section 11.2(c).

(b)    The Indemnified Party shall take all reasonable steps to mitigate Damages in respect of any claim for which it is seeking indemnification (including seeking recovery under insurance policies), and shall use reasonable efforts to avoid any costs or expenses associated with such claim, and, if such costs and expenses cannot be avoided, to minimize the amount thereof, including the Buyer’s acceptance of any Transferred Asset after the Closing.
(c)    The amount of Damages for which indemnification is provided under this Article XI shall be net of amounts (i) actually received by the Indemnified Party from a third party (including an insurance company but net of the costs of investigation and collection), (ii) paid by a third party to another for the account or benefit of the Indemnified Party with respect to the settlement or resolution of a Third Party Claim, (iii) of any reserves or accruals on the books of the Business as of the Closing Date in respect of such matter if and to the extent such reserves or accruals were reflected in the Final Closing Statements or the Financial Statements and attributable to such Damages and (iv) any amount the Indemnified Party or any of its Subsidiaries or Affiliates is actually reimbursed by any Governmental Body pursuant to any Government Contract. To the extent that any amount is recovered by any Indemnified Party under an insurance policy or any other source of indemnification is realized after the date that an indemnity payment is made hereunder, then such Indemnified Party shall pay to the Indemnitor such amounts no later than five (5) days after such proceeds are received (but not to exceed the amount of the indemnity payment).
(d)    The amount of any Damages for which indemnification is provided under this Article XI shall be net of any Tax Benefit Amount Realized by such Indemnified Party or any of its respective Subsidiaries or Affiliates (including any group of corporations filing a Tax Return) from the incurrence or payment of any such Damages. To the extent that any Tax Benefit Amount Realized from the incurrence or payment of any such Damages does not result in a Tax Benefit Amount Realized prior to the date the indemnity payment is made hereunder, then no later than five (5) days after a Tax Return of the Indemnified Party or any of its Affiliates (including any of the Sold Companies, Sold Subsidiaries or any group of corporations filing a Tax Return) has been filed that takes into account the deduction, loss or other Tax attribute generated as a result of the Damages (including Taxes) that gave rise to the indemnification, the Indemnified Party shall pay to the indemnifying party (or cause to be paid to the indemnifying party) in immediately available funds the Tax Benefit Amount Realized as a result of the Damages (including Taxes) that gave rise to such indemnification. Subject to the limitations in the final sentence of Section 10.4(g), each party shall provide to the other party all relevant information to allow for the calculation of any applicable Tax Benefit Amount Realized by the Indemnified Party or its Affiliates (including any group of corporations filing a Tax Return) which shall also include any determination that none of the Indemnified Party or its Affiliates (including any group of corporations filing a Tax Return) had any Tax Benefit Amount Realized in an applicable taxable year. Subject to the limitations in the final sentence of Section 10.4(g), the Buyer and the Company shall cooperate and provide all information reasonably necessary requested by the other party in connection with the calculation of Tax Benefit Amount Realized. In the event of a dispute with respect to the calculation of any Tax Benefit Amount Realized, such dispute shall be resolved by the Accountant.
(e)    UNDER NO CIRCUMSTANCES SHALL THE COMPANY, THE OTHER SELLERS OR THE BUYER BE LIABLE UNDER THIS ARTICLE XI OR OTHERWISE, FOR ANY (A) SPECIAL (OTHER THAN CONSEQUENTIAL DAMAGES AS EXPRESSLY SET FORTH IN THIS SECTION 11.5(e)), EXEMPLARY OR PUNITIVE DAMAGES OR LOSSES, (B) CONSEQUENTIAL DAMAGES OR LOSSES THAT ARE NOT A REASONABLY FORESEEABLE RESULT OF THE EVENT, MATTER AND/OR BREACH THAT GAVE RISE THERETO, (C) DAMAGES OR LOSSES FOR, MEASURED BY, OR BASED ON DIMINUTION IN VALUE, LOST PROFITS, SALES OR REVENUE, MULTIPLE OF EARNINGS OR OTHER SIMILAR MEASURES, EXCEPT IN EACH CASE OF EACH OF THE FOREGOING CLAUSES (A), (B) AND (C), (I) IN THE EVENT OF FRAUD, OR (II) TO THE EXTENT AWARDED TO A THIRD PARTY PURSUANT TO A THIRD PARTY CLAIM (OR SETTLEMENT THEREOF IN ACCORDANCE WITH THIS ARTICLE XI), (D) ANY CONTEMPLATED INCREMENTAL COST, OR (E) ANY DCAA LIABILITY (OTHER THAN, IN THE CASE OF THE FOREGOING CLAUSES (D) AND (E), AS AN ASSUMED LIABILITY HEREUNDER).
(f)    Neither party shall be entitled to recover any indemnification payment or other amounts due from the other party hereunder by retaining and setting off the amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from such party hereunder or under any document delivered pursuant hereto or in connection herewith.
(g)    For purposes of determining (i) whether for the purposes of this Article XI there has been a breach of any representation or warranty herein of the Buyer or the Company and (ii) the amount of Damages related thereto, with respect to any representation or warranty set forth in Article IV or Article V that is limited or qualified by the terms “material”, “materially” or “Material Adverse Effect” (collectively, “Materiality Qualifications”), the occurrence of a breach of such representation or warranty, as the case may be, and the amount of Damages subject to indemnification hereunder, shall be determined as if any such Materiality Qualifications were not contained therein, other than any Materiality Qualifications contained in (A) the definition of any defined term used herein, (B) the terms “Material Contract” and “Material Government Contract” or (C) the representations and warranties set forth in any of (i) Section 4.9(a), (ii) Section 4.10(a), (iii) Section 4.9(c), (iv) Section 4.12(f), (v) Section 4.12(g),

(vi) Section 4.12(i), and (vii) Section 4.14(o) (collectively, the “Retained Materiality Qualifications”).
(h)    No indemnification claim under this Agreement may be asserted or pursued against any Seller by any entity that is a Sold Company or Sold Subsidiary as of the Closing Date if such entity shall cease to be controlled by the Buyer, other than in connection with a sale of all or substantially all of the assets comprising the Business.
Section 11.6    Exclusive Remedy. Notwithstanding any other provision of this Agreement, following the Closing, the remedies provided for in this Article XI and Section 13.15 shall constitute the Buyer Indemnified Persons’ (and Seller Indemnified Persons) sole and exclusive remedy for any claims made in connection with this Agreement (other than claims with respect to the Estimated Cash Purchase Price, Final Cash Purchase Price, or any component thereof, which shall be governed exclusively by Section 3.3) the Contemplated Transactions except as expressly set forth in other Transaction Documents, and in each cause, except in the case of Fraud. EACH OF THE COMPANY AND THE BUYER HEREBY WAIVES, WITH RESPECT TO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, ALL OTHER RIGHTS AND REMEDIES ARISING UNDER OR BASED UPON ANY STATUTORY (INCLUDING THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT, 42 U.S.C. § 9601 ET SEQ., AND OTHER ENVIRONMENTAL LAWS) OR COMMON LAW OR OTHERWISE, AND AGREES NOT TO BRING ANY ACTIONS OR PROCEEDINGS AT LAW, IN EQUITY, IN TORT OR OTHERWISE, INCLUDING RESCINDING THE AGREEMENT, IN RESPECT OF ANY BREACHES OF REPRESENTATIONS, WARRANTIES OR OTHER PROVISIONS OF THIS AGREEMENT OR IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS.
Section 11.7    Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement will survive for a period of twelve (12) months following the Closing Date, after which all causes of action and liability with respect to such representations and warranties shall terminate and be of no further force and effect, except as to any alleged inaccuracy or breach thereof of which a party prior to the expiration of such period shall have advised the other party in writing, specifying in reasonable detail the representation or warranty that is alleged to be inaccurate or breached. The right of a party to seek indemnification hereunder with respect to any representation or warranty of the other party shall remain in effect for the period specified in this Section 11.7 with respect to such representation or warranty. The covenants of the Buyer and the Company that contemplate performance prior to the Closing will survive for a period of twelve (12) months following the Closing Date, after which all causes of action and liability with respect to such covenants shall terminate and be of no further force and effect, except as to any alleged inaccuracy or breach thereof of which a party prior to the expiration of such period shall have advised the other party in writing, specifying in reasonable detail the covenant that is alleged to be breached. The covenants of the Buyer and the Company which contemplate performance following the Closing Date shall survive in accordance with their terms, after which all causes of action and liability with respect to such covenants shall terminate and be of no further force and effect, except as to any alleged inaccuracy or breach thereof of which a party prior to the expiration of such period shall have advised the other party in writing, specifying in reasonable detail the covenant that is alleged to be breached. The right of a party to seek indemnification hereunder with respect to any covenant of the other party shall remain in effect for the period specified in this Section 11.7 with respect to such covenants. Notwithstanding anything to the contrary contained herein, the right to indemnification pursuant to Section 11.1(e) shall survive for a period of four (4) years following the Closing Date and shall thereafter be of no further force or effect. Notwithstanding anything to the contrary contained herein, the representations and warranties set forth in Section 4.14 (Taxes) and covenants and agreements set forth in Section 10.4 (Tax Matters) shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations (taking into account all waivers and extensions thereof).
ARTICLE XII

TERMINATION OF AGREEMENT
Section 12.1    Termination.
(a)    This Agreement may be terminated and the Contemplated Transactions may be terminated or abandoned at any time before the Closing Date:
(i)    by the mutual written consent of the Company and the Buyer;
(ii)    by the Company or the Buyer if the Closing shall not have occurred on or before July 26, 2017 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 12.1(a)(ii) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has resulted in the failure to consummate the Contemplated Transactions by such date; provided, further, that if the Marketing Period has not expired by the Termination Date, then the Buyer may elect, in its sole discretion, to extend the Termination Date to the fifth (5th) Business Day immediately following the last day of the Marketing Period;
(iii)    by the Buyer, by giving written notice to the Company:
(1)    if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (A) would give rise to the failure of a Closing Condition set forth in Section 8.1(a)

or Section 8.1(b) and (B) has not been cured by the Company within twenty (20) Business Days of the Company’s receipt of written notice of such breach from the Buyer, but only so long as the Buyer is not then in breach of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a Closing Condition set forth in Section 9.1(a) or Section 9.1(b); provided that the Buyer will promptly (and, if within twenty (20) Business Days of the Termination Date, prior to the earlier of five (5) Business Days after becoming aware of such breach and the Termination Date) deliver a written notice of such breach to the Company; provided, further, that if such written notice is received by the Company within twenty (20) Business Days of the Termination Date, the cure period shall be reduced accordingly; or
(2)    if any Governmental Body of competent jurisdiction in the U.S. shall have issued any final and nonappealable Order prohibiting or enjoining the Contemplated Transactions; provided that the right to terminate this Agreement under this Section 12.1(a)(iii)(2) shall not be available to the Buyer if the breach of any covenant or agreement of this Agreement by the Buyer has resulted in the imposition of such Order; or
(iv)    by the Company, by giving written notice to the Buyer:
(1)    if the Buyer breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (A) would give rise to the failure of a Closing Condition set forth in Section 9.1(a) or Section 9.1(b) and (B) has not been cured by the Buyer within twenty (20) Business Days of the Buyer’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in breach of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a Closing Condition set forth in Section 8.1(a) or Section 8.1(b); provided that the Company will promptly (and, if within twenty (20) Business Days of the Termination Date, prior to the earlier of five (5) Business Days after becoming aware of such breach and the Termination Date) deliver a written notice of such breach to the Buyer; provided, further, that if such written notice is received by the Buyer within twenty (20) Business Days of the Termination Date, the cure period shall be reduced accordingly; or
(2)    if any Governmental Body of competent jurisdiction in the U.S. shall have issued any final and nonappealable Order prohibiting or enjoining the Contemplated Transactions; provided that the right to terminate this

Agreement under this Section 12.1(a)(iv)(2) shall not be available to the Company if the breach of any covenant or agreement of this Agreement by the Company has resulted in the imposition of such Order.
(3)    if (i) all of the conditions set forth in Section 8.1 are satisfied or expressly waived in writing by the Buyer as of the date the Closing should have been consummated pursuant to Section 3.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which conditions at the time of termination were capable of being satisfied at the Closing), (ii) the Company has irrevocably confirmed in writing to the Buyer on or after the date the Closing should have been consummated pursuant to Section 3.2 that the Company and Sellers are ready, willing and able to consummate the Closing and (iii) the Buyer has failed to consummate the Closing in accordance with Section 3.2 on the date the Closing should have occurred in accordance with the terms of this Agreement and thereafter fails to consummate the Closing by the earlier of (A) three (3) Business Days (or, if failure of the Closing occurs, or delivery of the notice referred to in clause (ii) above is delivered, on or after July 21, 2017, then one (1) Business Day) after receipt by the Buyer of the notice referred to in clause (ii) immediately above and (B) the Termination Date.
Section 12.2    Obligations Upon Termination. If this Agreement shall be terminated in accordance with Section 12.1, then this Agreement shall thereupon become null and void and of no further force and effect, and neither party shall have any further liability or obligation to the other except (i) with respect to the Company as set forth in this Section 12.2 and (ii) with respect to the Buyer as set forth in this Section 12.2 and Section 12.3. If this Agreement is validly terminated pursuant to Section 12.1, then it is expressly understood and agreed that the Buyer shall have the right to pursue all legal remedies against the Company for a Willful and Material Breach of this Agreement by the Company or the Sellers and solely with respect thereto Damages also shall survive such termination unimpaired; provided that the aggregate liability of the Company Related Parties hereunder shall in no event exceed the amount of the Termination Fee, the reasonable out-of-pocket costs of the Buyer to pursue the Buyer’s Damages hereunder and any filing fees or similar expenses that the Buyer is expressly allocated and actually incurs pursuant to the terms of this Agreement including the filing fees pursuant to Section 7.1, and upon payment of Damages up to such amount, none of the Company or any of its Subsidiaries and each of their respective representatives, officers, directors, employees, Affiliates, partners, managers, members, stockholders or other equityholders (“Company Related Parties”) shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement following a termination of this Agreement. If the Agreement is terminated, the Company, on the one hand, and the Buyer, on the other hand, shall return to the other all documents and other materials received from the other party, its Affiliates or its representatives (including all copies or reproductions thereof in whatever form or medium, including electronic copies, or materials developed from any such documents or other materials) relating to the Contemplated Transactions, whether obtained before or after the date hereof. Notwithstanding the foregoing, the obligations of the parties under the Confidentiality Agreement and under Section 7.9(c), Section 10.1, Section 11.5(e), this Section 12.2, Section 12.3 and Article XIII (including any related defined terms) shall survive such termination.
Section 12.3    Buyer Termination Fee.
(a)    If this Agreement is validly terminated by the Company pursuant to Section 12.1(a)(iv)(1) or Section 12.1(a)(iv)(3) (or by the Buyer or the Company pursuant to Section 12.1(a)(ii), Section 12.1(a)(iii)(2) or Section 12.1(a)(iv)(2) at a time when the Company had the right to terminate this Agreement pursuant to Section 12.1(a)(iv)(1) or Section 12.1(a)(iv)(3)), then the Buyer shall pay or cause to be paid an amount in cash equal to forty million dollars ($40,000,000) (the “Termination Fee”) to the Company as soon as reasonably practicable (and in any event within the later of (x) five (5) Business Days, following such termination and (y) the Business Day following the Buyer’s receipt from the Company of the wire information referred to below), by wire transfer of immediately available funds to an account designated in writing by the Company. The parties hereto acknowledge and hereby agree that in no event shall the Buyer Related Parties or any of them be required to pay, or to cause to be paid, the Termination Fee on more than one occasion.
(b)    The Company’s receipt of the Termination Fee (including any interest thereon or other amounts payable pursuant to the last sentence of Section 12.3(c)) in full from the Buyer pursuant to and in accordance with Section 12.3(a) shall be the sole and exclusive remedy of the Company and its Affiliates against the Buyer and its Affiliates (including the Guarantor) and each of their respective representatives, officers, directors, employees, Affiliates, partners, managers, members, stockholders or other equityholders and the Debt Financing Sources (collectively, the “Buyer Related Parties”) for any Damages suffered by the Company or its Affiliates as a result of the failure of the Closing to occur or for any breach or failure to perform hereunder, or any inaccuracy of any representation or warranty, in each case, in the event the Closing does not occur, and no Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement or any document related hereto (except for the Confidentiality Agreement in accordance with its terms) or the transactions contemplated hereby; provided that nothing in this Section 12.3 shall limit the ability of the Company to recover for the reimbursement and indemnity obligations set forth in Section 7.9(c) (including pursuant to the Guarantee) and Section 7.1(a) and any such reimbursement or indemnification payment shall not reduce the amount of the Termination Fee; provided, further, that nothing in this Section 12.3(b) shall restrict the Company’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 13.15 or to exercise its rights as a third party beneficiary pursuant to the Equity Commitment Letter prior to the termination of this Agreement. Notwithstanding anything herein to the contrary, prior to the Closing, in no event shall the Company or any of its Affiliates be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee (plus any amounts payable pursuant to the reimbursement and indemnity provisions of Section 7.9(c) or Section 7.1(a) or pursuant to the last sentence of Section 12.3(c)), against any of the Buyer Related Parties or any of their respective assets, and in no event shall the Company or any of its Affiliates be entitled to seek or obtain any other damages of any kind against any Buyer Related Party for, or with respect to, this Agreement or the transactions contemplated hereby, including any breach by the Buyer, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that nothing contained herein shall limit the right of the Company to seek and obtain specific performance of this Agreement, pursuant to, and subject to the limitations in Section 13.15 prior to the termination of this Agreement or to exercise its rights as a third party beneficiary pursuant to the Equity Commitment Letter; and provided, further, that in no event will the Company or its Affiliates be entitled to both (I) the payment of the Termination Fee and (II) the grant of specific performance requiring the Buyer to cause the Equity Financing to be funded to pay the Estimated Cash Purchase Price or of the Buyer’s obligation to consummate the Closing. Notwithstanding anything herein to the contrary, the Company and the Sellers (on behalf of their members, shareholders, Affiliates, officers, employees and representatives) hereby irrevocably waive any and all rights and claims against any Buyer Related Party (other than (w) the Buyer under this Agreement, including the Company’s right to specific performance pursuant to Section 13.15 (subject to the terms and limitations hereby), (x) the Guarantor with respect to its obligations to the extent provided for under the Guarantee (and subject to the limitations therein), (y) in connection with any exercise of the Company’s third party beneficiary rights under and in accordance with the Equity Commitment Letter or (z) in connection with any exercise of the Company’s rights pursuant to the Confidentiality Agreement) in connection with this Agreement or the Financing Commitments, whether at Law or in equity, in contract, in tort or otherwise; provided, however, that the foregoing shall not limit the right of the Company to seek and obtain specific performance of this Agreement pursuant to, and subject to the limitations in, Section 13.15 prior to any valid termination of this Agreement.
(c)    Without limiting the rights of the Company under Section 13.15, the parties hereby acknowledge and agree that (i) the agreements contained in this Section 12.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (ii) the Termination Fee payable by the Buyer pursuant to this Section 12.3(c) is not a penalty, but is liquidated damages in a reasonable amount that will compensate the Company and its Affiliates for the efforts and resources expended and the opportunities foregone while negotiating this Agreement, and in reliance upon this Agreement and on the expectation of the consummation of the transactions contemplated herein, and for the loss suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination. If the Buyer fails promptly to pay any amount due pursuant to this Section 12.3, it shall also pay any reasonable out-of-pocket costs and expenses incurred by the Company in connection with enforcing this Agreement (including by legal action) and the Guarantee, together with interest on such unpaid amount, at a rate per annum, compounded monthly, equal to the Applicable Rate from the date such amount was required to be paid to (but excluding) the payment date.
ARTICLE XIII

MISCELLANEOUS PROVISIONS
Section 13.1    Costs and Expenses. Except as otherwise provided herein, each party shall pay its own expenses in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents.
Section 13.2    Governing Law; Jurisdiction.
(a)    This Agreement, and any and all proceedings commenced in connection with or relating to this Agreement, shall be governed by, and construed and enforced in accordance with, the Laws of the State of New York without regard of the Laws that might otherwise govern under the applicable principles of conflict of laws of the State of New York (other than Section 5-1401 of the General Obligations Law of the State of New York).
(b)    Each party agrees to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York, New York or the state courts in the county of New York, for the purpose of any Action against a party hereto with respect to the subject matter of, or related to, this Agreement. Each party irrevocably waives any objection which it may now or hereafter have to the venue of any Action arising out of or relating to this Agreement brought as provided in this subsection, and further irrevocably waives any claim that any such Action brought in any such court has been brought in an inconvenient forum. To the extent a party has or may later acquire any immunity from jurisdiction of any court or from legal process with respect to itself or its property, such party hereby irrevocably waives such immunity under this subsection. Without limiting the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim, or third party claim of any kind or description (whether at law, in equity, in contract, in tort or otherwise), against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).
(c)    Each party to this Agreement agrees that service of process shall be made in accordance with the notice provisions set forth in Section 13.3.
Section 13.3    Notices. All notices, consents, requests, instructions, approvals and other communications that may be or are required to be given, served or sent by either party hereto pursuant to this Agreement, shall be in writing in English and given by delivery in person, by electronic facsimile transmission, electronic mail with confirmation of delivery or by overnight delivery by a nationally recognized private courier. Notices delivered by hand, by facsimile, by electronic mail or by nationally recognized private courier shall be treated as if given on the first (1st) Business Day following receipt; provided, however, that a notice delivered by facsimile or by electronic mail shall only be effective if such notice is also delivered by hand, by nationally recognized private courier or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) Business Days after its delivery by facsimile or electronic mail. Notices delivered by overnight delivery by a nationally recognized private courier shall be treated as if given on the second (2nd) Business Day following deposit with such courier. Notices delivered by U.S. mail shall be treated as if given on the fifth (5th) Business Day following deposit with the U.S. Postal Service. All notices shall be addressed as follows:
If to the Company:
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
Attention: General Counsel
Email:    smikuen@harris.com
with a copy to (which shall not constitute notice hereunder):
Email:    rjohns45@harris.com
    gtaylor@harris.com
with a copy to (which shall not constitute notice hereunder):
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Attention:     Scott A. Barshay
    Steven J. Williams
Facsimile:     (212) 492-0040
    (212) 492-0257
Email:    SBarshay@paulweiss.com
    SWilliams@paulweiss.com
If to the Buyer:
MHVC Acquisition Corp.
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 29th Floor
New York, NY 10019
Attention:    Benjamin M. Polk
    Daniel H. Sugar
Facsimile:     (212) 688-9411
Email:    BPolk@VeritasCapital.com
    DSugar@VeritasCapital.com
with a copy to (which shall not constitute notice hereunder):
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:     Kenneth M. Wolff
Facsimile:     (212) 735-2000
Email:    Kenneth.Wolff@skadden.com
or at such other address for a party as shall be specified by like notice.
Section 13.4    Severability. If any provision of this Agreement shall be held void, invalid, illegal or unenforceable, such provision shall be modified or eliminated to the minimum extent necessary to achieve, to the extent possible, the purpose of such provision, and the Agreement shall otherwise remain in full force and effect and enforceable.
Section 13.5    No Third Party Beneficiary. Except as provided in Article XI dealing with Indemnified Parties, and in Section 13.13, Section 12.3 (with respect only to the Buyer Related Parties), Section 13.2(b) (with respect only to Debt Financing Sources), this Section 13.5, Section 13.7 (with respect only to Debt Financing Sources), Section 13.12 (with respect only to Debt Financing Sources) and Section 13.14 (with respect only to Debt Financing Sources), this Agreement shall be for the sole and exclusive benefit of the parties hereto, and nothing expressed or implied in this Agreement is intended, nor shall be construed, to confer upon or give any Person other than the parties hereto any rights under or by reason of this Agreement. Subject to the exceptions in the immediately preceding sentence, no Person not a party hereto, nor such Person’s successors and permitted assigns (including employees or creditors of any Seller, Sold Company or Sold Subsidiary), shall be entitled to enforce any provisions hereof or exercise any right hereunder.
Section 13.6    Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. Neither the waiver by a party hereto of a breach of or a default under any one or more of the provisions of this Agreement, nor the failure of a party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.
Section 13.7    Assignment; Amendment.
(a)    Neither the Buyer nor the Company shall assign any of their rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, (x) the Buyer will be entitled to assign any or all of its rights hereunder without obtaining the consent of the Company (1) to one or more of its Affiliates (including an assignment to a Sold Company that takes effect immediately following the transfer described in Section 2.1 and immediately prior to the transfer described in Section 2.2), including to the Canadian Buyer, which assignment will not relieve the Buyer of its obligations hereunder, or (2) to any Debt Financing Source pursuant to terms of the Debt Financing for the sole purpose of creating a security interest herein or assigning collateral in respect of the Debt Financing, which assignment will not relieve the Buyer of its obligations hereunder, and (y) following the Closing, either Party may, in connection with the merger, consolidation or sale of all or substantially all of the assets of such Party, assign such Party’s rights hereunder to the successor Person resulting from such transaction, without the prior consent of, but with prior written notice to, the other Party. Any assignment in violation of this Section 13.7 will be void and of no effect. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. In no event will an assignment by a Party relieve such Party of its obligations hereunder.
(b)    This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto and specifically referencing this Agreement; provided that notwithstanding anything to the contrary set forth herein, Section 13.2(b), Section 13.5, this Section 13.7, Section 13.12, and Section 13.14 (and any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse to the Debt Financing Sources without the prior written consent of such Debt Financing Sources.
Section 13.8    Entire Agreement. This Agreement (including the Company Letter, Buyer Letter and Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement between the parties hereto relating to the subject matter hereof, and supersede all prior negotiations, representations, understandings and agreements, both written and oral, between the parties hereto with respect to the subject matter of this Agreement. In the event of any conflict between this Agreement and any agreement entered into in connection herewith, including any Local Transfer Document, the provisions of this Agreement will control. The parties agree that no Local Transfer Document is intended, and no Local Transfer Document will be construed in any way, to enhance, decrease or otherwise modify any of the rights or obligations of the Buyer, any Affiliate of the Buyer, the Company, any Seller or any of their respective Subsidiaries or Affiliates from those contained in this Agreement.
Section 13.9    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.
Section 13.10    Company Letter. For purposes of Article IV, any matter disclosed in a certain section of the Company Letter shall be deemed to be disclosed for purposes of all other applicable sections of Article IV to the extent the applicability thereto is readily apparent on its face. The Company Letter may contain information that is not specifically required by this Agreement. Any such information is provided solely for the Buyer’s general information and is not separately represented or warranted. The inclusion of any such information in the Company Letter shall not be evidence of or constitute an admission that such information is material for purposes of this Agreement.
Section 13.11    Independent Contractor; Reliance on Counsel. Each party hereto is an independent contractor, and nothing contained in this Agreement shall be construed to be inconsistent with this relationship or status. Neither party owes a fiduciary duty to the other. Nothing in this Agreement shall be in any way construed to constitute either party as the agent, employee, or representative of the other. As an independent contractor, each party has relied on its own expertise or the expertise of its legal, financial, technical, or other advisors. No party has relied upon any oral representation or written representation not contained in this Agreement of any other party in entering into this Agreement. All discussions, estimates, pro forma financial statements or projections developed by a party during the course of negotiating the terms and conditions of this Agreement or the other Transaction Documents are by way of illustration only, and are not binding or enforceable against the other party in law or equity and do not form the basis of any liability, representation or warranty.
Section 13.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS (INCLUDING, IN CONNECTION WITH THE DEBT FINANCING UNDER THE DEBT COMMITMENT LETTER (OR ANY ALTERNATIVE FINANCING WITH RESPECT THERETO)).
Section 13.13    Privilege.
(a)    The parties acknowledge and agree that the Sold Companies and Sold Subsidiaries’ attorney-client privilege, attorney work-product protection and expectation of client confidence involving any pre-Closing communications in respect of the proposed sale of the Business or any other transaction contemplated by this Agreement or any of the Transaction Documents (but not general business matters of the Sold Companies or Sold Subsidiaries, to the extent they are governed by Section 13.13(b)), and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by the Company, and may be waived only by the Company. The Buyer, on behalf of itself and on behalf of the Sold Companies and Sold Subsidiaries, and the Company acknowledge and agree that (i) the foregoing attorney-client privilege, work-product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by the Buyer or by the Sold Companies or Sold Subsidiaries upon consummation of the Closing and (ii) in the event of a dispute between the Buyer and a third party or any other circumstance in which a third party requests or demands that the Buyer produce privileged materials or attorney work-product of a Sold Companies or Sold Subsidiary (including the privileged materials and attorney work-product covered by clause (ii) above), the Buyer shall, and shall cause the Sold Companies and Sold Subsidiaries to assert such attorney-client privilege on behalf of the Company to prevent disclosure of privileged materials or attorney work-product to such third party.

(b)    The parties acknowledge and agree that the attorney-client privilege, attorney work-product protection and expectation of client confidence involving general business matters of the Sold Companies or Sold Subsidiaries and arising at and prior to the Closing for the benefit of both the Company and the Sold Companies and Sold Subsidiaries shall be subject to a joint privilege and protection between the Company, on the one hand, and the Sold Companies and Sold Subsidiaries, on the other hand, and the Company and the Sold Companies and Sold Subsidiaries shall have equal right to assert all such joint privilege and protection and no such joint privilege or protection may be waived by (i) the Company without the prior written consent of any Sold Company or Sold Subsidiary or (ii) by any Sold Company or Sold Subsidiary without the prior written consent of the Seller; provided, however, that any such privileged materials or protected attorney work-product information, whether arising prior to, or after the Closing, with respect to any matter for which a party hereto has an indemnification obligation hereunder, shall be subject to the sole control of such party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such party. Notwithstanding the foregoing, the parties acknowledge and agree that Paul, Weiss, Rifkind, Wharton & Garrison LLP, Dentons US LLP, Sidley Austin LLP and in-house counsel of the Company represented only the Company and not the Sold Companies or Sold Subsidiaries and that any advice given by or communications with Paul, Weiss, Rifkind, Wharton & Garrison LLP, Dentons US LLP, Sidley Austin LLP or in-house counsel of the Seller shall not be subject to any joint privilege and shall be owned solely by the Company.
(c)    The Buyer agrees, on its own behalf and its Affiliates, that, following the Closing, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Dentons US LLP, Sidley Austin LLP and in-house counsel, may serve as counsel to the Company, any Seller and their respective Subsidiaries in connection with any matters related to this Agreement and the Contemplated Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Contemplated Transactions notwithstanding any representation by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Dentons US LLP, Sidley Austin LLP or in-house counsel prior to the Closing Date of the Sold Companies and Sold Subsidiaries.
Section 13.14    No Recourse. Notwithstanding anything herein to the contrary, the Company, the Sellers and their respective representatives and Subsidiaries and any of their respective successors, heirs or representatives shall not have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise and shall not institute and shall cause its representatives and Affiliates not to institute a legal proceeding (whether in law or equity, in contract, in tort or otherwise) against a Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter and hereby waives any rights or claims thereto. This Section 13.14 shall apply only as between the

Company, the Sellers (and their respective representatives and Subsidiaries) and the Debt Financing Sources, and shall not constitute an agreement between the Company and the Sellers and the Buyer. The Buyer shall have no rights under this Section 13.14, and this Section 13.14 shall not affect or amend in any way the agreement between the Company and the Sellers and the Buyer provided for in the rest of this Agreement.
Section 13.15    Specific Performance. The parties to this Agreement agree that irreparable injury would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and further agree that, notwithstanding Section 12.3(a), (a) damages to the Company caused by the non-occurrence of the Closing, including damages related to reputational harm, customer or employee losses, increased costs, harm to the Company’s business, and/or a reduction in the actual or perceived value of the Company or any of its direct or indirect Subsidiaries, would be difficult or impossible to calculate, and (b) the right of specific performance is an integral part of this Agreement and without that right the Company would not have entered into this Agreement. Subject to the last sentence of this Section 13.15, the obligations of the parties under this Agreement, which shall include the Company’s obligation to sell the Transferred Assets to the Buyer and the Buyer’s obligation to purchase the Transferred Assets and to perform and satisfy the Assumed Liabilities and, subject to the conditions set forth in the last sentence of this Section 13.15, to cause the Equity Financing to be funded to fund the Contemplated Transactions (including to cause the Buyer to enforce the obligations of the Equity Investor (as defined in the Equity Commitment Letter) under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed), shall be enforceable by specific performance, and each Party shall be entitled to apply for and be granted appropriate injunctive relief in connection therewith, in each case, without the posting of any bond or similar collateral. Each party hereto agrees that it will not oppose the granting of an injunction or specific performance on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which a party may have under this Agreement. Notwithstanding any provision hereof to the contrary (including Section 12.3), the Company may seek and shall be entitled to obtain specific performance of the Buyer’s obligation to cause the Equity Financing to be funded to pay a portion of the Estimated Cash Purchase Price at the Closing and of the Buyer’s obligation to consummate the Closing, if and only if, (i) all conditions set forth in Section 8.1 were and have been satisfied or waived at the time when the Closing would have occurred pursuant to Section 3.2 (giving effect to the provisos thereto) but for the failure of the Buyer to comply with its obligations hereunder (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which conditions were capable of being satisfied on the date the Closing would have occurred pursuant to Section 3.2 but for the failure of the Buyer to comply with its obligations hereunder), (ii) the

Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed in writing, that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Company will consummate the Contemplated Transactions; provided that, for the avoidance of doubt, in no event will the Company or its Subsidiaries be entitled to both (x) the payment of the Termination Fee and (y) the grant of specific performance requiring the Buyer to cause the Equity Financing to be funded to pay the Estimated Cash Purchase Price or of the Buyer’s obligation to consummate the Closing.
(Signature Page Follows)
* * * * *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
BUYER:

MHVC ACQUISITION CORP.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Authorized Signatory

COMPANY:

HARRIS CORPORATION

By:	/s/ Gregory A. Taylor
Name: Gregory A. Taylor
Title: VP, Corporate Strategy and Development